AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 10, 1997
                                           REGISTRATION STATEMENT NO. 333-
===============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------
                                   FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------

                          FIRST TEAM AUTOMOTIVE CORP.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                             5511                        59-3440254
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL        (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)       IDENTIFICATION NUMBER)

                                                                                     DONALD C. MEALEY, PRESIDENT
                    350 SOUTH LAKE DESTINY DRIVE                                    350 SOUTH LAKE DESTINY DRIVE
                             SUITE 200                                                        SUITE 200
                         ORLANDO, FL 32810                                                ORLANDO, FL 32810
                           (407) 660-2224                                                  (407) 660-2224
        (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
 INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)           INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                ---------------
                                  COPIES TO:

   LUIS A. DE ARMAS, ESQ.     DAVID J. BEVERIDGE, ESQ.
   ALFRED G. SMITH, ESQ.        SHEARMAN & STERLING
     SHUTTS & BOWEN LLP         599 LEXINGTON AVENUE
     1500 MIAMI CENTER           NEW YORK, NY 10022
 201 S. BISCAYNE BOULEVARD         (212) 848-4000
      MIAMI, FL 33131
     (305) 358-6300

                                ---------------
APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE
====================================================================================
                                              PROPOSED MAXIMUM
           TITLE OF EACH CLASS                    AGGREGATE            AMOUNT OF
      OF SECURITIES TO BE REGISTERED        OFFERING PRICE(1)(2)    REGISTRATION FEE
------------------------------------------------------------------------------------
Common Stock (par value $.01 per share)          $50,000,000           $15,151.52
====================================================================================

(1) Includes shares that the Underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457 under the Securities Act of 1933, as amended.
                                ---------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION
                   PRELIMINARY PROSPECTUS DATED JUNE 10, 1997
PROSPECTUS
                                         SHARES



[GRAPHIC OMITTED]        FIRST TEAM AUTOMOTIVE CORP.

                                 COMMON STOCK
                               ----------------

     All of the shares of common stock, par value $.01 per share (the "Common Stock"), offered hereby (the "Offering") are being offered by First Team Automotive Corp. ("First Team" or the "Company").

     Prior to the Offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be
between $      and $      per share. For a discussion of the factors that will
be considered in determining the initial public offering price of the Common Stock, see "Underwriting."

     The Company intends to apply for listing of the Common Stock on the New York Stock Exchange, under the symbol "FTA."

     SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                               ----------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

============================================================
                    PRICE TO     UNDERWRITING    PROCEEDS TO
                     PUBLIC       DISCOUNT(1)    COMPANY(2)
------------------------------------------------------------
Per Share  ......    $              $              $
------------------------------------------------------------
Total(3)   ......  $               $             $
============================================================

(1) The Company and certain selling stockholders of the Company (the "Selling Stockholders") have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $         .
(3) The Selling Stockholders have granted to the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an
    additional           shares of Common Stock solely to cover over-allotments,
    if any. The Company will not receive any of the proceeds from the sale of such shares by the Selling Stockholders. If all such additional shares are purchased, the total Price to Public and Underwriting Discount will be
    $          and $         , respectively, and Proceeds to the Selling
    Stockholders will be $         . See "Principal Stockholders" and
    "Underwriting."
                               ----------------

     The shares of Common Stock are being offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or
about       , 1997.
                               ----------------

Merrill Lynch & Co.                                  Wheat First Butcher Singer
                               ----------------

                THE DATE OF THIS PROSPECTUS IS         , 1997

                                 [Photographs]

                                     [LOGO]




                               ----------------

     The Company intends to furnish its stockholders annual reports containing audited financial statements and will make available copies of quarterly reports containing unaudited interim financial information for the first three fiscal quarters of each fiscal year of the Company.
                               ----------------

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE"UNDERWRITING."
                               ----------------

     This Prospectus includes statistical data regarding the retail automotive industry. Unless otherwise indicated herein, such data is taken or derived from information published by the Industry Analysis Division of the National Automobile Dealers Association ("NADA") in its "Industry Analysis and Outlook" and "Automotive Executive Magazine" publications.

                              PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. REFERENCES IN THIS PROSPECTUS TO "FIRST TEAM" OR THE "COMPANY" ARE TO FIRST TEAM AUTOMOTIVE CORP. AND, UNLESS THE CONTEXT INDICATES OTHERWISE, ITS CONSOLIDATED SUBSIDIARIES AND THEIR RESPECTIVE PREDECESSORS, AND REFERENCES TO THE "OFFERING" MEAN THE OFFERING OF COMMON STOCK MADE HEREBY. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES THAT (I) THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED, (II) THE REORGANIZATION (AS DEFINED BELOW) HAS BEEN COMPLETED AND (III) THE COMPANY HAS CONSUMMATED THE ACQUISITION OF 100% OF THE EQUITY INTERESTS IN THREE ADDITIONAL DEALERSHIPS IN ORLANDO, BRADENTON AND PANAMA CITY, FLORIDA (THE "RECENT ACQUISITIONS"). SEE "CERTAIN TRANSACTIONS--REORGANIZATION" AND "RECENT ACQUISITIONS." THE REORGANIZATION AND THE RECENT ACQUISITIONS WILL BE CONSUMMATED ON OR BEFORE THE CLOSING OF THE OFFERING AND ARE CONDITIONS PRECEDENT TO THE CLOSING OF THE OFFERING.

                                  THE COMPANY

     First Team Automotive Corp. ("First Team" or the "Company") is a leading automotive retailer in the greater Orlando and Tallahassee, Florida markets. The Company owns and operates seven automobile dealerships in Orlando and three dealerships in Tallahassee and is acquiring three additional dealerships in Orlando, Bradenton and Panama City, Florida (the "Recent Acquisitions"). The Company sells new and used cars and trucks, offers related financing, insurance and extended service contracts, performs automotive maintenance, warranty, paint and repair services, and sells replacement parts. First Team, which had retail sales of approximately 11,400 new and 9,300 used vehicles in 1996, offers customers a broad range of new vehicle brands, including Ford, Chevrolet, Chrysler, Plymouth, Jeep, Eagle, Cadillac, Oldsmobile, Infiniti, Mitsubishi and Acura. In 1996, First Team ranked number one among new vehicle dealerships in retail unit sales of vehicles in both the Orlando and Tallahassee markets. The Company has also been awarded the exclusive Driver's Mart/trademark/ used vehicle superstore franchise for the greater Orlando market, and expects to open its first superstore in 1998.

     The Company was founded in 1974 by Don Mealey, its principal shareholder and chief executive officer. Mr. Mealey has over forty years of experience in the automotive retailing industry, and the First Team dealership general managers each have at least ten years of automotive retailing experience. Mr. Mealey and his management team have been recognized by various regional and national industry organizations for quality and performance and, in recognition of their standing in the industry, have served in the past five years on manufacturer dealer councils for Ford, Chevrolet, Infiniti, Mitsubishi and Acura. First Team's management also has substantial experience in managing, acquiring and integrating new vehicle dealerships and, during the last five years, the Company has acquired four dealerships and has been granted five new franchises by manufacturers. First Team has increased its sales over the past five years from $210.9 million in 1992 to $449.4 million in 1996, primarily as a result of acquisitions. After giving effect to the Reorganization and the Recent Acquisitions, the Company would have had $657.6 million in revenues in 1996 and retail unit sales of approximately 17,000 new vehicles and 13,000 used vehicles. The Company believes that, based on pro forma revenues, First Team would have ranked as one of the 25 largest dealership groups in the United States in 1996.

     First Team has developed and implemented several operating and growth strategies which it believes provide it significant competitive advantages, enable it to realize economies of scale and enhance its name recognition and reputation. First Team intends to continue to grow its operations by acquiring dealerships within and outside its current markets. The Company also expects to generate additional growth by opening Driver's Mart/trademark/ used vehicle superstores and expanding its higher-margin sales of collision repair services and wholesale parts. See "Risk Factors--Dependence on Acquisitions for Growth; Risks of Acquisitions."

GROWTH STRATEGY

/bullet/ ACQUIRE ADDITIONAL DEALERSHIPS. The Company plans to acquire additional dealerships in markets where the Company has or can achieve a significant market presence.

    /bullet/ ACQUISITIONS IN NEW MARKETS. First Team plans to expand into new geographic markets by acquiring dealerships that have an established market presence, initially in markets with favorable demographic trends in the Southeast and Mid-Atlantic states. The Company does not intend to enter a geographic market unless it believes it can achieve a significant market presence and realize economies of scale, such as advertising cost savings and improvements in marketing and inventory management. In addition, the Company expects to realize economies of scale from being one of the largest dealership groups in the country. Such benefits include lower borrowing costs due to additional leverage with lenders and cost savings from volume purchase contracts.

    /bullet/ IN-MARKET ACQUISITIONS. First Team also intends to acquire additional dealerships in the markets in which it operates when it believes that such acquisitions will produce additional operating efficiencies. In-market acquisitions will also increase the Company's market share, promote increased name recognition and provide the Company with better opportunities for repeat and referral business.

/bullet/ DEVELOP DRIVER'S MART/trademark/ USED VEHICLE SUPERSTORES. First Team recently acquired an exclusive franchise to establish and operate Driver's Mart/trademark/ used vehicle superstores in the greater Orlando market. Each Driver's Mart/trademark/ superstore will offer a broad range of low-mileage, late-model used vehicles, in a buyer-friendly environment designed to promote customer satisfaction and loyalty. Driver's Mart/trademark/ features "no haggle" pricing, a comprehensive quality inspection and a three-day, 300 mile money-back guarantee on each vehicle sold. First Team intends to cross-market the used vehicle inventories of its Driver's Mart/trademark/ superstores and its Orlando dealerships in order to offer customers the widest selection of used vehicles. The Company intends to open its first Driver's Mart/trademark/ superstore in 1998 and, depending on the success of the first store, two additional superstore facilities by 2001.

/bullet/ INCREASE SALES OF HIGHER-MARGIN PRODUCTS AND SERVICES. The Company intends to increase its sales of higher-margin products and services by expanding its collision repair and wholesale parts businesses, neither of which are directly related to the new vehicle cycle.

    /bullet/ COLLISION REPAIR CENTERS. In 1996, the Company began implementing its strategy to expand its collision repair business by adding two new collision repair facilities in Orlando. An additional facility will be added in Tallahassee in the last quarter of 1997, and the Recent Acquisitions will provide further capacity. The Company has expanded its collision repair facilities from approximately 25,000 square feet at year-end 1995 to approximately 51,000 square feet at year-end 1996. After the completion of the Recent Acquisitions and the new Tallahassee facility, the Company expects to have a total of approximately 139,000 square feet of collision repair facilities in operation by year-end 1997. The Company intends to use this increased capacity to generate additional revenues from its collision repair business to provide for a more stable revenue stream and higher operating margins.

    /bullet/ WHOLESALE PARTS. The Company intends to capitalize on its representation of numerous manufacturers in order to increase its sales of factory authorized parts to wholesale buyers such as independent mechanical and body repair garages and rental and commercial fleet operators.

OPERATING STRATEGY

/bullet/ OFFER A DIVERSE RANGE OF AUTOMOTIVE PRODUCTS AND SERVICES. First Team offers a broad range of automotive products and services, including a wide selection of new and used vehicles, vehicle financing and insurance programs, replacement parts and maintenance and repair services.

 Management believes that its brand and product diversity not only appeals to a wide variety of customers, but also minimizes the Company's dependence on any one manufacturer and reduces the Company's exposure to potential manufacturer supply problems and changes in consumer preferences. Moreover, the Company believes that it can enhance customer loyalty and retention by selling across dealerships as customer buying needs and preferences change over time. In 1996, the Company's new vehicle sales were comprised of 46.9% trucks and 53.1% cars, representing eleven domestic and foreign brands. After giving effect to the Reorganization and the Recent Acquisitions, the Company's new vehicle sales in 1996 would have been 53.5% trucks and 46.5% cars.

/bullet/ ESTABLISH A SIGNIFICANT MARKET PRESENCE IN EACH MARKET. By establishing a significant presence in each market, the Company expects to achieve economies of scale in advertising, inventory management, management information systems and corporate overhead. After giving effect to the Reorganization and the Recent Acquisitions, First Team's 1996 market share among new vehicle dealers would have been approximately 13.6% in Orlando, 27.8% in Tallahassee, 21.8% in Panama City and 18.0% in Bradenton, in each case based on retail unit sales of new and used vehicles.

/bullet/ MAINTAIN HIGH LEVELS OF CUSTOMER LOYALTY AND SATISFACTION. The Company emphasizes customer satisfaction throughout its organization and continually seeks to improve its reputation for quality and fairness, in order to secure long-term customer loyalty and ensure repeat and referral business. The Company continually pursues initiatives which enhance customer loyalty, such as linking incentive compensation programs to customer satisfaction index ("CSI") scores.

/bullet/ EMPHASIZE SALES OF HIGHER-MARGIN USED VEHICLES. First Team has commenced marketing used vehicles on a consolidated basis in both Orlando and Tallahassee. Under the program, (i) each dealership has on-line access to the entire used vehicle inventory of the Company's other dealerships within the region, (ii) the used vehicle inventory in each market is advertised and marketed together as "Don Mealey's Auto Network" in Orlando and "CarTrust" in Tallahassee and (iii) the Company periodically coordinates off-site used vehicle sales events. The Company believes that this system increases used vehicle sales and facilitates the potential customer's search for, and purchase of, a vehicle since the customer needs only to visit one of the Company's dealerships within the region, read one of the Company's local advertisements or attend one of the Company's sales events to access the entire First Team used vehicle inventory in that region. Retail unit sales of used vehicles as a percent of total unit sales have increased from approximately 40% in 1992 to 45% in 1996.

/bullet/ EMPLOY COMPUTER-BASED TECHNOLOGIES THROUGHOUT CORPORATE AND DEALERSHIP
         OPERATIONS. The Company believes that it has achieved operating efficiencies and cost savings by integrating computer-based systems into nearly all aspects of its operations. Through First Team's management information systems, senior management can access dealership data in "real time" to monitor financial performance and identify areas requiring management attention. The Company employs computer-based technology to consolidate its used vehicle advertising and marketing in each of its markets, and it plans to install software which will provide selected dealerships on-line access to a comprehensive list of available leases for various vehicles from lenders throughout the United States.

/bullet/ ALIGN MANAGEMENT'S INTERESTS WITH STOCKHOLDERS THROUGH INCENTIVE-BASED
         PROGRAMS. First Team has historically offered its general managers an equity stake in the dealerships that they manage. After the Offering, the general managers, who have primary responsibility for decisions relating to inventory, advertising, pricing and personnel, will own an
         aggregate of      % of the Company's outstanding Common Stock, and will
         hold options to purchase additional Common Stock. Each general manager also participates in the Company's incentive plans, which reward managers based on profitability of the managed dealership.

/bullet/ DEVELOP AND RETAIN QUALIFIED MANAGEMENT. The Company continually seeks to develop and retain qualified personnel and promote talented employees to assume more responsible positions in the First

 Team organization. Excluding the three Recent Acquisitions, the Company's dealership managers have been employed by the Company for an average of approximately ten years and all but one of the dealership managers were promoted from within the First Team organization.

RECENT ACQUISITIONS

     In April and June 1997, the Company signed definitive agreements to purchase three dealerships for an aggregate purchase price of approximately $32.0 million, including approximately $3.3 million to be paid in Common Stock. These acquisitions, which consist of Cook-Whitehead Ford in Panama City, Florida ("Whitehead Ford"), Bill Graham Ford in Bradenton, Florida ("Graham Ford"), and Royal Jeep-Eagle Chrysler-Plymouth in Orlando, Florida ("Royal"), had aggregate total revenues of approximately $219.3 million in 1996 and significantly enhance the Company's market presence in Florida.

INDUSTRY DYNAMICS

     Automotive retailing, with approximately $640 billion in 1996 sales, is the largest consumer retail market in the United States, representing nearly eight percent of the domestic gross product. The industry today is highly fragmented, with the largest 100 dealer groups generating less than 10% of total sales revenues and controlling less than 5% of all new vehicle dealerships. The Company believes that significant consolidation is likely to occur over the next several years because of the current industry fragmentation, the increased capital requirements of dealerships, the limited number of viable exit strategies for dealership owners and the desire of certain automakers to strengthen their brand identity by consolidating their franchised dealerships. As a result, the Company believes that an opportunity exists for dealership groups with significant equity capital, and experience in identifying, acquiring and professionally managing dealerships, to acquire additional dealerships and capitalize on the changes occurring in the industry.

                                 THE OFFERING

Common Stock offered by the Company   ......             shares(1)

Common Stock to be outstanding after
 the Offering    ...........................             shares(2)

Use of proceeds  ...........................    The net proceeds of the Offering will be used to
                                                fund the Recent Acquisitions, including repaying
                                                indebtedness incurred by the Company in
                                                connection with the Recent Acquisitions, and repay
                                                a portion of the Company's floor plan indebtedness.
                                                See "Recent Acquisitions" and "Use of Proceeds."

Listing    .................................    The Company intends to apply for listing of the
                                                Common Stock on the New York Stock Exchange,
                                                under the symbol "FTA."

----------------
(1) Up to an aggregate of           additional shares may be sold by the Selling
    Stockholders pursuant to the Underwriters' over-allotment option. See "Principal Stockholders" and "Underwriting."
(2) Excludes         shares of Common Stock reserved for future issuance under
    the Company's stock option plan, including options to purchase shares of Common Stock that will be granted immediately before the completion of the Offering with an exercise price equal to the initial public offering price. See "Management--Stock Option Plan."

           SUMMARY HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA

     The following summary historical and pro forma combined financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Combined Financial Statements of the Company and the related notes, and "Pro Forma Combined Financial Data" included elsewhere in this Prospectus.

                                                       YEAR ENDED DECEMBER 31,
                                           -----------------------------------------------
                                                               ACTUAL
                                           -----------------------------------------------
                                              1992        1993      1994(2)       1995
                                           ----------- ----------- ----------- -----------
                                        (IN THOUSANDS, EXCEPT PER SHARE AND VEHICLES SOLD DATA)
COMBINED STATEMENT OF OPERATIONS
 DATA:
Revenues:
 Vehicle sales ...........................  $181,853    $230,428    $318,838    $325,452
 Parts, service and collision repair .        25,072      27,678      35,058      40,904
 Other   .................................     3,977       7,137       8,154       7,546
                                           ---------   ---------   ---------   ---------
  Total  .................................   210,902     265,243     362,050     373,902
Cost of sales  ...........................   183,606     230,794     316,642     324,753
                                           ---------   ---------   ---------   ---------
Gross profit(4)   ........................    27,296      34,449      45,408      49,149
Selling, general and administrative ......    23,159      28,445      37,262      40,125
Depreciation and amortization ............     1,045       1,069       1,313       1,714
                                           ---------   ---------   ---------   ---------
Operating income  ........................     3,092       4,935       6,833       7,310
Interest expense, net   ..................     2,969       2,824       3,388       4,721
                                           ---------   ---------   ---------   ---------
Income before income taxes and
 minority interest(4)   ..................  $    123    $  2,111    $  3,445    $  2,589
                                           =========   =========   =========   =========

Provision for income taxes(5)  ..........................................................
Net income(5)   .........................................................................
Net income per share(5)  ................................................................

OTHER COMBINED OPERATING DATA:
New vehicle units sold  ...............       7,427        9,242       10,778        9,664
Used vehicle units sold--retail  ......       4,916        6,228        8,902        8,437
New vehicle revenues ..................   $ 120,401    $ 149,497    $ 193,099    $ 185,676
Used vehicle revenues--retail .........      46,163       61,443       99,036      108,104
Parts revenues ........................      12,468       14,144       18,057       20,967
Service revenues  .....................       9,767       10,587       14,059       17,083
Gross profit margin (FIFO)(4)    ......        13.4%        13.6%        13.1%        13.4%



                                                                             THREE MONTHS
                                           YEAR ENDED DECEMBER 31,         ENDED MARCH 31,
                                           ----------------------- -------------------------------
                                                          PRO                               PRO
                                             ACTUAL     FORMA(1)          ACTUAL         FORMA(1)
                                           ----------- ----------- --------------------- ---------
                                            1996(3)       1996       1996       1997       1997
                                           ----------- ----------- ---------- ---------- ---------
                                           (IN THOUSANDS, EXCEPT PER SHARE AND VEHICLES SOLD DATA)
COMBINED STATEMENT OF OPERATIONS
 DATA:
Revenues:
 Vehicle sales ...........................  $390,260    $572,825    $ 90,335   $ 98,353   $139,357
 Parts, service and collision repair .        50,001      72,195      10,838     13,181     18,952
 Other   .................................     9,170      12,613       1,555      2,131      2,946
                                            --------    --------    --------   --------   --------
  Total  .................................   449,431     657,633     102,728    113,665    161,255
Cost of sales  ...........................   389,337     567,798      88,411     97,103    137,700
                                            --------    --------    --------   --------   --------
Gross profit(4)   ........................    60,094      89,835      14,317     16,562     23,555
Selling, general and administrative ......    47,378      68,543      11,264     12,895     17,847
Depreciation and amortization ............     2,097       3,266         455        508        787
                                            ---------   --------    --------   --------   --------
Operating income  ........................    10,619      18,026       2,598      3,159      4,921
Interest expense, net   ..................     5,375       5,976       1,166      1,426      1,524
                                            --------    --------    --------   --------   --------
Income before income taxes and
 minority interest(4)   ..................  $  5,244    $ 12,050    $  1,432   $  1,733      3,397
                                            ========    ========    ========   ========   ========

Provision for income taxes(5)  ......................      4,740                             1,325
                                                        --------                          --------
Net income(5)   .....................................   $  7,310                          $  2,072
                                                        ========                          ========
Net income per share(5)  ............................   $                                 $
                                                        ========                          ========

OTHER COMBINED OPERATING DATA:
New vehicle units sold  ...............      11,444       17,025        3,025        2,683        4,145
Used vehicle units sold--retail  ......       9,287       13,050        2,648        2,205        3,334
New vehicle revenues ..................   $ 233,520    $ 348,520    $  52,517    $  58,771    $  83,321
Used vehicle revenues--retail .........     123,018      168,431       29,889       28,648       40,054
Parts revenues ........................      25,550       38,015        5,535        6,865       10,201
Service revenues  .....................      20,710       27,641        4,510        5,269        7,111
Gross profit margin (FIFO)(4)    ......        13.3%        13.7%        14.0%        14.4%        14.6%

                                        AS OF                     AS OF
                                  DECEMBER 31, 1996         MARCH 31, 199PRO
                                  --------------------   ------------ ----------
                                                         ACTUAL       FORMA(1)
                                                         ----------   ----------
                                                  (IN THOUSANDS)
COMBINED BALANCE SHEET DATA:
Total assets    ...............           $102,774        $99,358      $173,876
Long-term debt  ...............              4,547          4,405         1,747
Total liabilities  ............             94,634         89,604        98,543
Minority interest  ............              3,651          4,148            --
Stockholders' equity(4)  ......              4,489          5,606        75,333

----------------

(1) Adjusted to give pro forma effect to (i) the Reorganization, (ii) the Company's conversion from the LIFO Method of inventory accounting to the FIFO Method of inventory accounting (in each case, as defined below), (iii) the Recent Acquisitions and (iv) the Offering. See "Pro Forma Combined Financial Data."
(2) The results for the year ended December 31, 1994 include the results of Don Mealey Cadillac-Oldsmobile from June 2, 1994, the date of its acquisition, and the results of Tallahassee Chrysler-Plymouth from April 15, 1994, the date of its acquisition.

(3) The results for the year ended December 31, 1996 include the results of Don Mealey's Seminole Ford from April 1, 1996, the date of its acquisition.
(4) The Company currently utilizes the LIFO Method of inventory accounting. See
    Note 4 to the Company's Combined Financial Statements. The Company intends to file an election with the IRS to convert, effective upon the closing of the Offering, to the FIFO Method of inventory accounting for vehicles and parts and report its earnings for tax purposes in its financial statements on the industry standard FIFO Method. If the Company had previously utilized the FIFO Method, gross profit and income before income taxes and minority interest for the periods shown in the table, and stockholders' equity as of December 31, 1996 and March 31, 1997, would have been as follows:

                                                                                                      THREE MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,                             MARCH 31,
                                   --------------------------------------------------------------   ----------------------
                                    1992         1993         1994         1995         1996         1996         1997
                                   ----------   ----------   ----------   ----------   ----------   ----------   ---------
                                                                       (IN THOUSANDS)
 Gross profit    ...............    $28,192      $35,935      $47,255      $50,104      $59,927      $14,317      $16,497
 Income before income taxes and
 minority interest  ............      1,019        3,597        5,291        3,544        5,077        1,432        1,668


                                       AS OF
                                  DECEMBER 31, 1996      MARCH 31, 1997
                                 ------------------     ----------------
                                             (IN THOUSANDS)
 Stockholders' equity   ......             $13,884            $14,936


(5) Historical amounts for provision for income taxes, net income and net income per share are not presented since the Company's income tax provision, minority interest and capital structure prior to the Reorganization and the Offering are not comparable with those that will exist subsequent to these events. Pro forma net income per share is based upon the assumption that shares of Common Stock are outstanding for each period. This amount represents the total number of shares to be issued in the Offering
    (         ), and the number of shares of Common Stock owned by the Company's stockholders immediately following the Reorganization and Recent
    Acquisitions (         ). See "Principal Stockholders" and Note 1 to the
    Company's Combined Financial Statements.

                               THE REORGANIZATION

     The Company was recently incorporated in order to acquire the businesses of the automobile dealerships described herein (the "First Team Dealerships") which have been under the common control of Don Mealey and his family members, with certain minority interests. Prior to the closing of the Offering, the Company will effect a reorganization (the "Reorganization") pursuant to which: (i) the Company will acquire from the controlling and minority owners substantially all of the assets of the First Team Dealerships (the "Dealership Assets"), excluding the real property on which the dealerships' business is conducted (the "Real Property"); (ii) the Company will issue Common Stock in exchange for the Dealership Assets; (iii) the Real Property and related mortgage debt will be retained by or distributed to certain stockholders of the Company or their affiliates (the "Lessor Affiliates"); (iv) the Company will lease the Real Property from the Lessor Affiliates; and (v) the Company will sell or close one Infiniti dealership and two Kia dealerships, each of which have been unprofitable. See "Certain Transactions--Reorganization." Effective upon the closing of the Reorganization and the Offering, the Company will also convert from the last-in-first-out method ("LIFO Method") of inventory accounting to the industry standard first-in-first-out method ("FIFO Method") of inventory accounting (the "FIFO Conversion"). As a result of the Reorganization and the FIFO Conversion, the historical combined financial information included in this Prospectus is not necessarily indicative of the results of operations, financial position and cash flows of the Company in the future or that which would have resulted had the Reorganization and FIFO Conversion occurred during the periods presented in the Company's Consolidated Financial Statements. Upon the completion of the Reorganization, the Company and its subsidiaries, which have historically not been subject to income tax as a result of their status as "S" corporations or partnerships, will terminate their status as such and will thereafter be subject to federal and state income tax as "C" corporations. As a result of the change in tax status, the Company will be required to establish a deferred tax liability for the difference between the book and tax basis of its assets and liabilities, and record a provision for income taxes. As of March 31, 1997, the amount of deferred tax liability and related provision for income taxes that will result from the change in the entities' tax status and the conversion to the FIFO Method is approximately $2.7 million. This provision will be incurred as of the date of the closing of the Offering, which is anticipated to occur in August 1997, and therefore will be reflected as a charge to the Company's earnings for the third quarter of the 1997 fiscal year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

                                 RISK FACTORS

     THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN OF THE RISK FACTORS SET FORTH BELOW AND ELSEWHERE IN THIS PROSPECTUS. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER AND EVALUATE ALL OF THE INFORMATION SET FORTH IN THIS PROSPECTUS, INCLUDING THE RISK FACTORS SET FORTH BELOW.

COMPETITION

     The retail automobile industry is highly competitive. The Company competes with franchised automobile dealers, private market buyers and sellers of used vehicles, independent used vehicle dealers, service center chains, and independent service and repair shops. The Company also competes with regional and national car rental companies, which sell their used rental cars, and used automobile "superstores," such as AutoNation and CarMax. In the future, new competitors may enter the automotive retailing market, including automobile manufacturers that may decide to open additional retail outlets or acquire other dealerships. Many of the Company's competitors are larger, and have greater financial and marketing resources, than the Company. As a result of increased competition, gross profit margins on sales of new vehicles have been declining since 1986. While sales of used vehicles have traditionally had higher gross profit margins than new vehicle sales, competition in the used vehicle market has been increasing in recent years, particularly from new entrants such as automobile "superstores." The used vehicle superstores generally offer a greater and more varied selection of used vehicles than the Company's dealerships. In the Orlando, Florida market, where the majority of the Company's current operations are located, a CarMax superstore opened in November 1996 and an AutoNation superstore is scheduled to open in the summer of 1997. There can be no assurance that the Company's sales or gross profit margins in its current used vehicle business or in its planned Driver's Mart/trademark/ superstores will not be adversely affected by such increased competition. See "Business--Competition."

DEPENDENCE ON AUTOMOBILE MANUFACTURERS

     The Company's success depends on its relationships with the manufacturers of the vehicles it is authorized to sell, and on the popularity and availability of such vehicles. After giving effect to the Reorganization and the Recent Acquisitions, vehicles manufactured by Ford Motor Company ("Ford"), General Motors Corporation ("GM"), Chrysler Corporation ("Chrysler") and Mitsubishi Motor Company ("Mitsubishi") would have accounted for approximately 49%, 22%, 14%, and 6%, respectively, of the Company's 1996 unit sales of new vehicles. No other manufacturer accounted for more than 5% of the new vehicle sales of the Company during 1996. See "Business--Dealership Operations," and "--Relationships with Manufacturers."

     Each of the Company's dealerships operates under a separate sales and service agreement (the "Dealer Agreement") which governs the relationship between the dealership and the manufacturer. Through the Dealer Agreements, automobile manufacturers exercise significant control over dealerships, restrict them to specified locations, and retain approval rights over changes in management and ownership. The manufacturers have the right to terminate the Company's Dealer Agreements for a variety of reasons. The Company believes that it is in compliance, in all material respects, with all of its Dealer Agreements. The Company's Dealer Agreements with its manufacturers permit the manufacturer to terminate the relevant agreement or agreements if a controlling interest in the Common Stock of the Company is acquired by a person or entity which has not been approved by the relevant manufacturer. See "--Control by Current Stockholders and Anti-Takeover Provisions." Any such acquisition of shares of the Company's Common Stock may be outside the control of the Company and could result in the termination or non-renewal of one or more of its Dealer Agreements. The Company's Dealer Agreements generally expire at various times between 1997 and 2000. In addition, some Dealer Agreements have no specific expiration date but continue in effect unless terminated pursuant to certain limited circumstances. The Company believes that it will be able to renew all of its Dealer Agreements upon expiration, but there can be no assurance that all such agreements will be renewed as expected. If a manufacturer terminates or declines to renew one or more of the Company's significant Dealer Agreements, such action could have a material adverse effect on the Company and its business. See "Business--Relationships with Manufacturers."

     The Company also depends on its manufacturers to provide it with a desirable mix of new vehicles. The most popular vehicles generally produce the highest profit margins and are frequently the most difficult to obtain from the manufacturers. For example, the Company's inability to receive its desired allocation of certain popular Chevrolet trucks has adversely affected sales of its Chevrolet dealerships since 1995. In some instances, in order to obtain additional allocations of these vehicles, the Company may elect to purchase a larger number of less desirable models than it would otherwise purchase. Sales of less desirable models may result in lower profit margins than sales of the more popular vehicles. If the Company is unable to obtain sufficient quantities of the most popular models, its profitability may be adversely affected.

     The Company's dealerships depend on the manufacturers they represent for certain sales incentives and other programs that are intended to promote dealership sales or support dealership profitability. For example, manufacturers may provide customer rebates or dealer incentives on new vehicles and special financing or lease rates and warranties on new and used vehicles, and sponsor special used vehicle auctions restricted to its authorized new vehicle dealers. Although the Company believes that by representing numerous manufacturers it has limited to some degree its exposure to the actions of any particular manufacturer, a reduction or discontinuation of a manufacturer's incentive programs may adversely affect the profitability of the Company.

     The Company's Dealer Agreements do not give the Company the exclusive right to sell a manufacturer's product within a given geographic area. Accordingly, a manufacturer could grant another dealer a franchise to start a new dealership in proximity to one or more of the Company's locations or an existing dealer could move its dealership to a location which would compete directly with the Company, although certain state laws provide a mechanism for challenging such action in advance through administrative or legal proceedings. If the Company cannot prevent a manufacturer from granting a new franchise near to one of the Company's dealerships, this could have a material adverse effect on the Company and its operations.

     The success of each of the Company's dealerships depends to a great extent on the success of the respective manufacturer. The success of the Company is therefore linked to the financial condition, marketing, vehicle design, production capabilities and management of the manufacturers which the Company represents. Events such as strikes and other labor actions by unions, or negative publicity concerning a particular manufacturer or vehicle model, may materially and adversely affect the Company. The Company has attempted to lessen its dependence on any one manufacturer by establishing dealer relationships with a number of different domestic and foreign automobile manufacturers. See "Business--Dealership Operations" and "--Relationship with Manufacturers."

DEPENDENCE ON ACQUISITIONS FOR GROWTH; RISKS OF ACQUISITIONS

     The retail automobile industry generally is considered a mature industry, in which minimal growth is expected in unit sales of new vehicles. Historically, the Company's growth in revenues and net income has been primarily attributable to the acquisition of automobile dealerships. In the future, the success of the Company's growth strategy, and the market value of the Common Stock, will depend in large part on the Company's ability to acquire and successfully integrate additional dealerships. The success of the Company's acquisition strategy will depend on a number of factors, including the Company's ability to find acceptable acquisition candidates, negotiate the purchase of such dealerships on acceptable terms, obtain satisfactory equity or debt financing and implement the Company's business strategies and systems at the acquired dealerships. In addition, acquisitions involve a number of special risks, including the diversion of the Company's limited management resources, incurring higher capital expenditures and operating expenses, failing to maintain uniform standards, controls and policies, impairing relationships with employees and customers as a result of changes in management and failing to attract or retain key management personnel to operate the acquired businesses. To manage its expansion, the Company intends to evaluate on an ongoing basis the adequacy of its existing systems and procedures including, among others, its financial control and reporting systems, computer systems and management structure. However, there can be no assurance that the Company will adequately anticipate all of the demands its growth will impose on such systems and procedures.

     The Company estimates that it takes approximately 12 to 24 months to integrate an acquired dealership into the Company's operations and realize the full benefit of the Company's strategies and systems. The Company may acquire dealerships with profit margins which are materially lower than the Company's historical net profit margins, and there can be no assurance that the Company will be able to improve the profitability of such acquired dealerships. Moreover, during the early part of the integration period, the operating results of an acquired dealership may not match results attained prior to the acquisition as the Company implements its strategies and systems. In addition, acquisitions may result in significant goodwill and intangible assets, which are likely to result in substantial amortization charges to the Company that would reduce stated earnings. There can be no assurance that the Company will be successful in completing any future acquisitions or in overcoming these risks or any other problems encountered with its acquisitions, including the Recent Acquisitions. For example, the Recent Acquisitions will result in significant goodwill that will be amortized in future years and will reduce future stated earnings. See "Recent Acquisitions," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business--Growth Strategy".


     The Company's ability to grow by acquiring other dealerships will also depend upon obtaining the consent of manufacturers to the Company's acquisitions of new dealerships. There can be no assurance that the Company will be able to secure the manufacturer approvals required to complete future dealership acquisitions. In addition, one or more manufacturers may attempt to impose restrictions on the Company in connection with the approval of an acquisition. If certain manufacturers decide in the future to enter the automotive retailing market, the Company's ability to acquire dealerships or obtain the necessary manufacturer consents for acquisitions may be adversely affected. See "Business--Relationship with Manufacturers." In certain cases, the Company may be required to file applications, and obtain clearance, under applicable Federal antitrust laws before consummation of an acquisition. These regulatory requirements may restrict or delay the Company's acquisitions, and may increase the cost of completing such transactions.

DRIVER'S MART/trademark/ USED VEHICLE SUPERSTORES

     The Company recently acquired a franchise to open and operate Driver's Mart/trademark/ used vehicle superstores in the greater Orlando market. The Company intends to open its first Driver's Mart/trademark/ superstore in 1998 and, depending on the success of its first store, two additional superstores by 2001. The success of the Company's growth strategy and the Company's future operating results will depend, in part, on the Company's ability to successfully open and operate its Driver's Mart/trademark/ superstores. The used vehicle superstore concept is relatively new with only a few superstores in operation, and the Company previously has not operated a used vehicle superstore. In addition, there is only one Driver's Mart/trademark/ franchise currently open for business and there can be no assurance as to whether the Driver's Mart/trademark/ concept will appeal to customers in the Company's markets. The Company has not yet identified the sites where its superstores will be located, and there can be no assurance that the Company will open any Driver's Mart/trademark/ locations as projected, or that it will be able to operate these facilities profitably. See "Business--Driver's Mart/trademark/ Superstores."

NEED FOR CAPITAL; FINANCING OF ACQUISITIONS; POSSIBLE DILUTION THROUGH ISSUANCE OF STOCK

     The Company's vehicle sales operations require significant capital resources. The Company's future growth and profitability will depend, in part, on the availability and cost of its capital. Historically, the principal sources of financing for the Company's business have been its floor plan credit facilities and cash generated from operations. There can be no assurance that the Company will be able to continue to obtain capital for its current or expanded operations from these sources in sufficient amounts, or on terms and conditions acceptable to the Company.

     The Company's strategy of growth through the acquisition of additional dealerships will require substantial capital. The Company intends to finance acquisitions with cash, including the proceeds of the Offering, and through the issuance of stock or debt securities. The Company may require substantial additional working capital in order to continue to acquire dealerships in the future. Using cash to complete acquisitions could substantially limit the Company's financial flexibility. Using stock to complete acquisitions may result in significant dilution of shareholders' interest in the Company. In addition, any decrease in the value of the Company's Common Stock may make the Common Stock less attractive to potential sellers of dealerships, and could limit the Company's ability to issue stock to complete acquisitions.

     Using debt to complete acquisitions could result in financial covenants that limit the Company's operating and financial flexibility. In addition, substantially all of the assets of the Company's dealerships are pledged to secure the Company's floor plan credit facilities, which had an outstanding balance of $64.3 million as of March 31, 1997. This pledge may limit the Company's ability to borrow from other sources. The Company does not have any commitments from prospective lenders with respect to acquisition financing, and there can be no assurance that sufficient financing will be available on acceptable terms in the future. If the Company is unable to obtain additional capital on acceptable terms, the Company may be required to reduce the scope of its presently anticipated expansion, which could materially and adversely affect the value of the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business--Growth Strategy."

     The Company's Dealer Agreements with its manufacturers permit the manufacturer to terminate the relevant agreement or agreements if a controlling interest in the Common Stock of the Company is acquired by a person or entity which has not been approved by the relevant manufacturer. The terms of the above-referenced Dealer Agreements could limit the Company's ability to issue additional shares of Common Stock to complete future acquisitions. See "Business--Relationships with Manufacturers."

CONTROL BY CURRENT STOCKHOLDERS AND ANTI-TAKEOVER PROVISIONS

     Upon completion of the Offering, the Company's current stockholders will
own approximately     % of the outstanding Common Stock (approximately     % if
the Underwriters' over-allotment option is exercised in full). The current stockholders of the Company will, therefore, have the ability to continue to elect all of the directors of the Company and to control the outcome of all other issues submitted to a vote of the Company's stockholders. Voting control by the current shareholders may, among other things, have the effect of delaying or preventing a change in control of the Company or preventing stockholders from realizing a premium on the sale of their shares upon an acquisition of the Company.

     The Company's Dealer Agreements with its manufacturers permit the manufacturer to terminate the relevant agreement or agreements if a controlling interest in the Common Stock of the Company is acquired by a person or entity which has not been approved by the relevant manufacturer. See "Business--Relationships with Manufacturers." Certain provisions of the Company's Certificate of Incorporation and Bylaws, such as the Company's staggered Board and the inability of shareholders to act by written consent, make it more difficult for stockholders of the Company to effect certain corporate actions. In addition, Section 203 of the Delaware General Corporation Law restricts certain business combinations with any "interested stockholder" as defined by such statute. See "Description of Capital Stock--Anti-Takeover Effects of Provisions of the Certificate of Incorporation, Bylaws and Delaware Law." Pursuant to the Company's employment agreements with its senior executives, the Company would be required to pay such executives a lump sum payment equal to three times the executive's average annual compensation if the executive resigns following a change in control of the Company. Under the Company's Stock Option Plan, options outstanding thereunder become immediately exercisable upon a change in control of the Company. See "Management--Employment Agreements" and "--Stock Option Plan." The agreements, corporate documents and laws described above may have the effect of delaying or preventing a change in control of the Company or preventing stockholders from realizing a premium on the sale of their shares of Common Stock upon an acquisition of the Company.

     The Company's Certificate of Incorporation authorizes the Board of Directors of the Company to issue ten million shares of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the Company's Common Stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying, or preventing a change in control of the Company. Although the Company has no present intention to issue any shares of its preferred stock, there can be no assurance that the Company will not do so in the future. The application of any such provisions or the issuance of preferred stock could prevent shareholders from realizing a premium upon the sale of their shares of Common Stock upon an acquisition of the Company. See "Description of Capital Stock."

DEPENDENCE ON KEY PERSONNEL

     The Company's success will depend in large part on the active participation of its senior management, particularly Don Mealey, the Company's President and Chief Executive Officer, and Warner Peacock, the Company's Executive Vice President and Chief Financial Officer. The Company's success will also depend, to a lesser extent, on the performance of each of its dealership general managers, including managers who join the Company following the acquisition of their dealerships. See "Recent Acquisitions" and "Management--Other Key Personnel." The Company has employment agreements with its executive officers and the general managers of its dealerships which restrict their ability to terminate their employment and compete with the Company. The Company does not maintain key man insurance on either Messrs. Mealey or Peacock, or any of the general managers of its dealerships. See "Management--Employment Agreements" and "--Other Key Employees." Further, Mr. Mealey, Richard Higginbotham, a director and stockholder of the Company, and certain of the First Team dealership general managers are identified in the Company's Dealer Agreements as the individuals (the "Dealer Managers") who control the dealerships and upon whose financial resources and management expertise the manufacturers have relied on when awarding such agreements. The loss of Mr. Mealey, Mr. Higginbotham or any of the other Dealer Managers could materially and adversely affect the Company's on-going relationship with its vehicle manufacturers. See "Business-- Relationships with Automobile Manufacturers."

     The Company places substantial responsibility on the general managers of its dealerships for the profitability of such dealerships. As the Company expands, it may need to hire additional general managers, particularly if it acquires dealerships from owners/managers seeking to retire or dealerships that are under-performing with their current management. The market for qualified employees in the retail automotive industry, particularly for general managers, is highly competitive. The loss of the services of key management personnel or the inability to attract additional qualified managers could have a material adverse effect on the Company's business and its growth strategy.

LACK OF INDEPENDENT DIRECTORS

     Upon completion of the Offering, all of the members of the Company's Board of Directors will be employees of the Company. Although the Company intends to appoint at least two independent directors following completion of the Offering, such directors will not constitute a majority of the Board, and the Company's Board may not have a majority of independent directors in the future. In the absence of a majority of independent directors, the Company's executive officers, who also are principal stockholders and directors, could establish policies and enter into transactions without independent review and approval thereof. In addition, although the Company intends to establish audit and compensation committees which will consist entirely of outside directors, until those committees are established, transactions and compensation policies could be approved without independent review. These and other transactions could present the potential for a conflict of interest between the Company and its stockholders generally and the controlling officers, stockholders or directors. See "Management."

POTENTIAL CONFLICTS OF INTEREST

     As part of the Reorganization, the Real Property relating to the Company's dealerships will be retained by or distributed to the Lessor Affiliates, the Lessor Affiliates will lease the Real Property to the Company (the "Affiliate Leases") and assume primary responsibility for certain indebtedness secured by mortgages on the Real Property (the "Mortgage Debt"), and the Company will guarantee the repayment of the Mortgage Debt. See "Certain Transactions."

     The terms of the Affiliate Leases and the other Real Property transactions entered into in connection with the Reorganization were determined by Mr. Mealey and management of the Company, and are not the result of arm's-length negotiations. Although the Company may have been able to obtain better terms in arm's-length transactions, the Company believes that such Affiliate Leases and transactions are on terms which are not less favorable to the Company than the terms that would be available from third parties in the relevant markets.

     Because of Mr. Mealey's position as chief executive officer of the Company and principal owner of the Lessor Affiliates, Mr. Mealey was subject to conflicts of interest in negotiating the Affiliate Leases and the Real Property and Mortgage Debt transactions described above. In the future, Mr. Mealey will encounter conflicts of interest in the interpretation and enforcement of the terms of the Affiliate Leases and the Company's guarantees of the Mortgage Debt. See "Business--Properties" and "Certain Transactions." Following the completion of the Offering, the Company intends to submit any agreements and transactions between the Company and its directors or principal stockholders and their affiliates to a committee of disinterested members of the Company's Board of Directors or to require approval of such transactions by a majority of the disinterested members of the Board of Directors. See "Management."

CYCLICAL NATURE OF AUTOMOBILE SALES; GEOGRAPHIC CONCENTRATION OF OPERATIONS

     The market for automobiles, particularly the new automobile market, is subject to substantial cyclical variation. An increase in interest or tax rates, or uncertainties regarding future economic conditions that affect consumer spending habits, could adversely affect the Company's results of operations. For the past few years, the industry has experienced growth that may not be sustained in the future. See "Business--Industry Dynamics." A material decrease in automobile sales, whether new or used, can be expected to adversely affect the Company's results of operations.

     All of the Company's current dealerships are located in Florida. Moreover, although the Company owns three dealerships in Tallahassee, Florida, and is acquiring dealerships in Panama City and Bradenton, Florida, most of the Company's current operations are located in the Orlando, Florida market. While the Company intends to pursue acquisitions outside the Orlando market, and outside Florida, the Company expects that the majority of its operations will continue to be concentrated in Florida for the foreseeable future. As a result, the Company's results of operations will depend substantially on general economic conditions and consumer spending habits and preferences in Florida, particularly in Orlando and, to a lesser extent, Tallahassee, as well as various other factors, such as tax rates and state and local regulation, specific to Florida. There can be no assurance that the Company will be able to expand geographically, or that any such expansion will adequately insulate it from the adverse effects of local or regional economic conditions. See "Business--Growth Strategy."

FOREIGN SUPPLIERS

     In 1996, approximately 17.5% of the Company's new vehicle sales (10.8% after giving effect to the Reorganization and the Recent Acquisitions), in terms of revenues, consisted of vehicles manufactured by Japanese automakers. In addition, the Company sells certain vehicles supplied by domestic manufacturers that are, or use parts that are, manufactured abroad. Consequently, the Company's operations are subject to the risks commonly encountered in importing vehicles and parts from abroad, including fluctuation in currency exchange rates, import duties, restrictions on the transfer of funds, work stoppages, and political instability. The United States or the countries from which the Company's products are or may be imported may, from time to time, impose new quotas, duties, tariffs or other restrictions, or adjust presently prevailing quotas, duty or tariff levels, which could affect the Company's operations and its ability to purchase imported automobiles at current or increased levels. Imports into the United States are also affected by the cost of transportation. See "Business--Dealership Operations" and "--Government Regulation."

GOVERNMENT REGULATION; ENVIRONMENTAL MATTERS

     The Company's operations are subject to extensive regulation under various federal, state and local laws and regulations, including various licensing requirements and laws governing consumer protection, truth-in-lending and workers' health and safety. In addition, the Company's business involves the use, handling and disposal of hazardous or toxic substances such as paint, motor oil, waste motor oil and filters, transmission fluid, tires and gasoline and diesel fuels. Accordingly, the Company is subject to regulation by federal, state and local authorities establishing health and environmental quality standards, and may be subject to liability or penalties for violations of those standards. The Company is also subject to laws, ordinances and regulations governing remediation of contamination at facilities it owns or operates or to which it sends hazardous substances or wastes for treatment, recycling or disposal.

     The Company believes that it is in compliance, in all material respects, with all laws affecting its business. However, there can be no assurance that the Company will continue to comply with all such laws, or with amended, new or more stringent laws and regulations which may be adopted in the future. Any such violation of law may result in penalties, possible revocation of the Company's licenses, and liability in private actions filed by injured parties. In addition, the future discovery of any environmental contamination or liability at any of the Company's facilities may cause the Company to incur significant expenses as a result thereof. See "Business--Government Regulation."

DILUTION; LACK OF DIVIDENDS

     Upon completion of the Offering, investors purchasing shares of Common
Stock in the Offering will incur immediate dilution of $      per share in the
net tangible book value of their Common Stock. See "Dilution." The Company has no plans to pay any cash dividends in the foreseeable future. See "Dividend Policy."

ABSENCE OF PUBLIC MARKET AND VOLATILITY

     Prior to the Offering, there has been no public market for the Common Stock. Although the Company intends to make application to list the Common Stock on the New York Stock Exchange, there can be no assurance that any trading market for the shares will develop, or, if any such market develops, that it will be sustained. Accordingly, purchasers of the Common Stock may experience difficulty selling or otherwise disposing of their shares. The initial public offering price of the Common Stock offered hereby has been determined through negotiations among the Company and the Underwriters and may not be indicative of the market price for the Common Stock after the Offering. Moreover, the market price for the Common Stock after the Offering may be volatile and will be affected by, among other things, the Company's performance, industry related factors and general market conditions. See "Underwriting" for information relating to the method of determining the initial public offering price of the Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE

     Upon consummation of the Offering, the Company will have outstanding a
total of           shares of Common Stock and approximately           shares of
Common Stock subject to stock options granted under the Company's Stock Option
Plan. See "Management--Stock Option Plan." Of such shares, the           shares
of Common Stock being sold in the Offering (together with any shares sold upon exercise of the Underwriters' over-allotment option) and shares issued upon exercise of stock options will be immediately eligible for sale in the public market without restriction, except for shares purchased by or issued to any "affiliate" of the Company (within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). All of the currently outstanding shares of Common Stock will be "restricted securities" as such term is defined under Rule 144 under the Securities Act ("Rule 144") in that such shares were issued in private transactions not involving a public offering. See "Shares Eligible for Future Sale." The Company and its current stockholders have agreed not to sell or otherwise dispose of any shares of Common Stock without the consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 180 days after the date of this Prospectus. See "Underwriting."

     No information is currently available and no prediction can be made as to the timing or amount of future sales of such shares or the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock (including shares issuable upon the exercise of stock options), or the perception that such sales could occur, could materially and adversely affect prevailing market prices for the Common Stock and the ability of the Company to raise equity capital in the future. See "Shares Eligible for Future Sale."

                              RECENT ACQUISITIONS

     In April and June 1997, the Company signed definitive agreements to purchase three additional dealerships: Whitehead Ford, Graham Ford and Royal. The aggregate purchase price for the Recent Acquisitions is $32.0 million, subject to certain adjustments described below.

     The closing of the Offering is contingent upon the Company acquiring 100% of the partnership or other equity interests in Whitehead Ford, Graham Ford and Royal. In June 1997, the Company purchased 100% of the equity interests in Whitehead Ford, a 50% interest in Graham Ford and a 51% interest in Royal. The purchase of the remaining interests in Graham Ford and Royal will be completed simultaneously with the closing of the Offering. The Company intends to use a portion of the proceeds from the Offering to pay the purchase price in the Recent Acquisitions and to repay certain indebtedness incurred in connection with such acquisitions. See "Use of Proceeds."

     COOK-WHITEHEAD FORD, PANAMA CITY, FLORIDA. Whitehead Ford is located in Panama City, approximately ninety miles east of Pensacola and eighty miles west of Tallahassee. Established in 1930, Whitehead Ford is the largest new vehicle dealership in the Panama City market, based on retail unit sales. Whitehead Ford's 1996 market share among new vehicle dealerships in Panama City was 21.8% of new and used vehicle retail unit sales. Whitehead Ford had retail sales of approximately 1,800 new and 1,400 used vehicles in 1996, and had total revenues of $56.7 million. This acquisition further implements the Company's growth strategy by adding a well-managed, profitable dealership with significant presence in its market. The dealership's owner, Charles Whitehead, has 37 years of experience in automotive retailing in Northwest Florida and will join the Company's management team. The Company believes that Mr. Whitehead and his management team can assist the Company in completing additional acquisitions in the Panama City market, and in neighboring markets such as Pensacola.

     The Company purchased 100% of the capital stock of Cook-Whitehead Ford, Inc. for a total purchase price of $10.4 million. At the closing of the purchase, the Company paid $5.0 million of the purchase price in cash, and the balance of the purchase price ($5.4 million) was paid pursuant to a promissory note which will mature on the earlier of (i) one year after the closing of the purchase, or (ii) the closing of the Offering. On the closing of the Offering, the Company will pay approximately $1.0 million of the balance due under this
note by issuing           shares of Common Stock to the seller, which stock will
be valued at the offering price to the public shown on the cover page of this Prospectus. The remaining $4.4 million balance due under the promissory note will be paid in cash upon the closing of the Offering. The total amount payable is subject to adjustments, to be paid in cash, depending on the book value of the dealership at the closing of the purchase and the price to the public of the Common Stock in the Offering. Whitehead Ford owns the real property and improvements where its main dealership facility is located, subject to a $400,000 mortgage, and leases the balance of its dealership property. See "Business--Properties" and "Certain Transactions."

     BILL GRAHAM FORD, BRADENTON, FLORIDA. Graham Ford is located in Bradenton, on Florida's Gulf coast, approximately fifteen miles north of Sarasota and forty miles south of Tampa. Established in 1951, Graham Ford is the largest new vehicle dealership in the Bradenton market based on retail unit sales. Graham Ford's 1996 market share among new vehicle dealers in Bradenton was 18.0% for new and used vehicle retail unit sales. In 1996, Graham Ford had retail sales of approximately 2,200 new and 1,300 used vehicles and had total revenues of $85.6 million. Ed Graham, who has managed the dealership for the past twelve years, will be employed by First Team as the general manager for Graham Ford. The Company believes that the acquisition of Graham Ford will allow the Company to expand its presence in central Florida through a Gulf coast location, and facilitate the Company's entry into other Gulf coast markets such as Naples and Sarasota.

     The Company will pay an aggregate of $12.1 million for 100% of the partnership interests in the limited partnership which owns Graham Ford, including the dealership real estate and improvements. In June 1997, the Company paid $7.5 million in cash to the sellers, approximately $2.9 million of which was funded by mortgage debt secured by the dealership assets. The balance of the purchase price, or approximately $4.6 million, will be paid upon the closing of the Offering, as follows: approximately $2.2 million in cash and approximately $2.4 million by
the Company's issuance of           shares of its Common Stock to the seller.
The total amount payable is subject to adjustments, to be made in cash, depending on the book value of the dealership at the closing of the purchase and the price to the public of the Common Stock in the Offering. Two stockholders of the Company, John V. Verner, Sr. and Edward M. Verner, are partners in Graham Ford and sold their partnership interests to the Company as part of this transaction. See "Principal Stockholders" and "Certain Transactions."

     ROYAL JEEP-EAGLE CHRYSLER-PLYMOUTH. Royal is located in central Orlando and has been in business since 1975. For the fiscal year ended September 30, 1996, Royal had revenues of $77.0 million, and retail sales of approximately 1,900 new and 1,200 used vehicles. In terms of 1996 retail unit sales, Royal is the largest of the five Chrysler dealerships in the Orlando market. Including the sales of Royal, First Team's 1996 market share, among new vehicle dealerships in Orlando, would have increased from 11.3% to 13.6% of retail vehicle unit sales. The Company believes that, in addition to increasing its Orlando market share, the acquisition of Royal will allow the Company to benefit from economies of scale that will become available from an expanded presence in the Orlando market. This acquisition will also provide the Company increased product diversity in Orlando, by adding the Jeep, Eagle, Chrysler and Plymouth brands.

     The Company will pay an aggregate of $9.6 million in connection with its purchase of Royal, which includes the sum of $2.0 million paid in cash in June 1997, when the Company acquired a 51% partnership interest in Royal, and $2.4 million payable in monthly installments of $20,000 over a ten year period pursuant to a consulting agreement with the seller. The balance of the purchase price, or approximately $5.2 million, is payable in cash upon the closing of the Offering. The total amount payable is subject to adjustment depending on the book value of the dealership at the closing of the purchase.

     Historical financial statements for Whitehead Ford, Graham Ford and Royal are included in this Prospectus beginning at page F-24.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the shares of Common Stock offered hereby are estimated to be
approximately $     million after deducting the underwriting discounts and
commissions payable by the Company, assuming an initial public offering price of
$      per share. The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders pursuant to any exercise of the Underwriters' over-allotment option. See "Principal Stockholders."

     The Company estimates that it will use approximately $23.4 million of the net proceeds to finance the Recent Acquisitions, including $9.9 million to be paid directly to the sellers at the closing of the Offering and approximately $13.5 million to repay the following debt incurred in connection with the Recent
Acquisitions: approximately $5.8 million of indebtedness in favor of Comerica Bank, $4.4 million payable to Charles Whitehead, the seller of Whitehead Ford, and a $3.3 million acquisition loan advanced by Don Mealey. See "Recent Acquisitions." The Company intends to use the remaining net proceeds of
approximately $     million to repay a portion of the Company's outstanding
indebtedness under its floor plan credit facilities. The Company intends to use the increased borrowing capacity under its floor plan credit facilities resulting from the repayment of indebtedness to fund future acquisitions, start-up costs and working capital for its first Driver's Mart/trademark/ used vehicle superstore and for working capital and general corporate purposes. The indebtedness incurred in connection with the Recent Acquisitions, and payable to Mr. Whitehead and to Mr. Mealey, bears interest at the prime rate (currently 8.5%) and matures on the earlier of June 1998 or the completion of the Offering. The debt payable to Comerica Bank in connection with the Recent Acquisitions bears interest at the prime rate plus twenty-five basis points, and matures in July 2000. The Company's floor plan indebtedness is due on demand, accrues interest at rates ranging from LIBOR plus 2% to prime plus 1.5%, and as of March 31, 1997 totaled $64.3 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."


     The Company is regularly engaged in discussions with various parties regarding the acquisition of dealerships. However, except as described herein under the caption "Recent Acquisitions," the Company has not entered into any definitive agreements or letters of intent with respect to any such transaction and is not engaged in any negotiations with respect to any agreements or understandings regarding such transactions.

                                DIVIDEND POLICY

     The Company currently intends to retain any earnings to finance the development and expansion of the Company's business and does not anticipate paying any cash dividends in the foreseeable future. The declaration and payment of dividends by the Company are subject to the discretion of the Board of Directors of the Company. Any future determination to pay dividends will depend on the Company's results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant at the time by the Board of Directors.

                                CAPITALIZATION

     The following table sets forth, as of March 31, 1997, the capitalization of the Company (a) on a historical basis, and (b) on a pro forma basis, as adjusted to reflect the completion of the Reorganization, the FIFO Conversion, the Recent Acquisitions and the sale by the Company of Common Stock in the Offering, including the application of the estimated net proceeds to be received by the Company. This table should be read in conjunction with the Combined Financial Statements and related notes and "Pro Forma Combined Financial Data" included elsewhere in this Prospectus. See also "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                     MARCH 31, 1997
                                                                              --------------------------
                                                                               ACTUAL       PRO FORMA(1)
                                                                              -----------   ------------
                                                                                 (DOLLARS IN THOUSANDS)
 Short-term debt:
  Notes payable--floor plan   .............................................     $ 64,318         $65,535
  Current maturities of long-term debt    .................................        2,010           1,747
                                                                                 -------         -------
  Current maturities of other long-term obligations   .....................          505             742
    Total short-term debt  ................................................     $ 66,833         $68,024
                                                                                 =======         =======
 Long-term debt   .........................................................     $  4,405         $ 4,225
                                                                                 -------         -------
 Other long-term obligations  .............................................          425           1,830
 Minority interest   ......................................................        4,148              --
 Stockholders' equity:
  Preferred Stock, $.01 par value, 10,000,000 shares authorized; no shares
   issued and outstanding .................................................           --              --
  Common Stock, $.01 par value, 50,000,000 shares authorized;
   shares issued and outstanding, actual;           shares issued and
   outstanding, as adjusted(2)  ...........................................            4              75
  Additional paid-in capital  .............................................        9,064          68,625
  Retained earnings  ......................................................       (3,094)          6,633
  Treasury stock  .........................................................         (368)             --
                                                                                 -------         -------
    Total stockholders' equity   ..........................................        5,606          75,333
                                                                                 -------         -------
     Total capitalization  ................................................     $ 14,584         $81,388
                                                                                 =======         =======

----------------

(1) Adjusted to give pro forma effect to (i) the Reorganization, (ii) the Company's conversion from the LIFO Method of inventory accounting to the FIFO Method of inventory accounting, (iii) the Recent Acquisitions and (iv) the Offering. See "Pro Forma Combined Financial Data."
(2) Excludes (a)           shares of Common Stock reserved for future issuance
    under the Company's stock option plan, including options to purchase shares of Common Stock granted immediately before the completion of the Offering with an exercise price equal to the initial public offering
    price, and (b)           shares of Common Stock issuable upon the exercise
    of other options which have an exercise price equal to the initial public offering price. See "Management--Stock Option Plan" and "Certain Transactions."

                                   DILUTION

     The pro forma net tangible book value of the Company as of March 31, 1997,
assuming completion of the Reorganization, was $         , or $      per share
of Common Stock. "Net tangible book value" per share represents the total of the Company's net assets, reduced by its total liabilities and its intangible assets, and divided by the number of shares of Common Stock outstanding at that
date. After giving effect to the sale by the Company of the           shares of
Common Stock pursuant to the Offering (after deducting underwriting discounts and estimated offering expenses), and the completion of the Reorganization and the Recent Acquisitions, the Company's pro forma net tangible book value at
March 31, 1997 would have been $         , or $      per share. This represents
an immediate increase in the net tangible book value of $      per share to
existing stockholders and an immediate dilution of $      per share to new
investors purchasing Common Stock in the Offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share   .....................               $
  Net tangible book value per share before the Offering    ............    $
  Increase per share attributable to new investors   ..................    $
Pro forma net tangible book value per share after the Offering   ......                   (1)
                                                                                      ------
Dilution per share to new investors(2)   ..............................               $
                                                                                      ======

----------------

(1) Includes the pro forma effect on net tangible book value of the Reorganization and the Recent Acquisitions.
(2) Dilution is determined by subtracting the net tangible book value per share of Common Stock after the Offering from the public offering price per share.


     The following table summarizes on a pro forma basis as of March 31, 1997,
after giving effect to the sale by the Company of           shares of Common
Stock in the Offering, the differences between existing shareholders and new investors with respect to the number of shares of Common Stock purchased from the Company and the total and average consideration paid per share (without ascribing any discount to the shares purchased prior to the Offering to reflect their relative illiquidity).

                                       SHARES PURCHASED          TOTAL CONSIDERATION
                                   -------------------------   ------------------------
                                                                                           AVERAGE PRICE
                                    NUMBER         PERCENT      AMOUNT        PERCENT       PER SHARE
                                   ------------   ----------   -----------   ----------   --------------
Existing shareholders(1)  ......
New investors(2) ...............
                                     ------        ------        ------        ------          ------
Totals  ........................                   100.00%                     100.00%
                                     ======        ======        ======        ======          ======

----------------

(1) Does not reflect the possible exercise of options to purchase shares of Common Stock reserved for issuance under the Company's Stock
    Option Plan including options to purchase           shares of Common Stock
    that will be granted immediately before the completion of the Offering with an exercise price equal to the initial public offering price. See "Management--Stock Option Plan" and "Certain Transactions."
(2) Assumes that the Underwriters' over-allotment option is not exercised. Sales pursuant to the exercise by the Underwriters of the over-allotment option will cause the total number of shares held by new investors, total consideration paid by new investors, percent of total consideration paid by new investors and average price per share for all investors to increase
             , $         ,     % and $         , respectively.

                       SELECTED COMBINED FINANCIAL DATA

     The selected combined statement of operations data for the years ended December 31, 1994, 1995 and 1996 and the selected combined balance sheet data as of December 31, 1995 and 1996 are derived from the Company's financial statements, which have been audited by Deloitte & Touche LLP, independent auditors, and are included elsewhere in this Prospectus. The selected combined statement of operations data for the years ended December 31, 1992 and 1993 and the selected combined balance sheet data as of December 31, 1992, 1993 and 1994 are derived from the Company's financial statements, which also have been audited, but are not included elsewhere in this Prospectus. The selected combined results of operations data for the three months ended March 31, 1996 and 1997, and the selected combined balance sheet data at March 31, 1997, are derived from the unaudited financial statements of the Company and are included elsewhere in this Prospectus. In the opinion of management, these unaudited financial statements reflect all adjustments necessary for a fair presentation of its results of operations and financial condition. All such adjustments are of a normal recurring nature. The results of operations for an interim period are not necessarily indicative of results that may be expected for a full year or any other interim period. This selected combined financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Combined Financial Statements and related notes included elsewhere in this Prospectus.

                                                                                                           THREE MONTHS ENDED
                                                                YEAR ENDED DECEMBER 31,                        MARCH 31,
                                              ----------------------------------------------------------- --------------------
                                                 1992        1993      1994(1)       1995      1996(2)      1996       1997
                                              ----------- ----------- ----------- ----------- ----------- ---------- ---------
                                                                               (IN THOUSANDS)
COMBINED STATEMENT OF OPERATIONS DATA
 PRIOR TO REORGANIZATION AND FIFO
 CONVERSION:
Revenues:
 Vehicle sales    ...........................   $ 181,853  $230,428    $318,838    $325,452    $390,260   $ 90,335   $ 98,353
 Parts, service and collision repair   ......      25,072    27,678      35,058      40,904      50,001     10,838     13,181
 Other   ....................................       3,977     7,137       8,154       7,546       9,170      1,555      2,131
                                                 --------  --------    --------    --------    --------   --------   --------
  Total  ....................................     210,902   265,243     362,050     373,902     449,431    102,728    113,665
Cost of sales  ..............................     183,606   230,794     316,642     324,753     389,337     88,411     97,103
                                                 --------  --------    --------    --------    --------   --------   --------
Gross profit(3)   ...........................      27,296    34,449      45,408      49,149      60,094     14,317     16,562
Selling, general and administrative    ......      23,159    28,445      37,262      40,125      47,378     11,264     12,895
Depreciation and amortization    ............       1,045     1,069       1,313       1,714       2,097        455        508
                                                 --------  --------    --------    --------    --------   --------   --------
Operating income  ...........................       3,092     4,935       6,833       7,310      10,619      2,598      3,159
Interest expense, net   .....................       2,969     2,824       3,388       4,721       5,375      1,166      1,426
                                                 --------  --------    --------    --------    --------   --------   --------
Income before income taxes and
 minority interest(3)   .....................         123     2,111       3,445       2,589       5,244      1,432      1,733
Provision for income taxes(4) ...............         137       547         890         726         483        174        119
Minority interest in earnings(4)    .........         222       382         729         742       1,641        339        497
                                                 --------  --------    --------    --------    --------   --------   --------
Net income (loss)(5)    .....................   $    (236) $  1,182    $  1,826    $  1,121    $  3,120   $    919   $  1,117
                                                 ========  ========    ========    ========    ========   ========   ========


                                                                                                              AS OF
                                                                   AS OF DECEMBER 31,                    MARCH 31, 1997
                                                 ------------------------------------------------------- --------------
                                                   1992       1993       1994       1995        1996
                                                 ---------- ---------- ---------- ---------- -----------
                                                                              (IN THOUSANDS)
COMBINED BALANCE SHEET DATA PRIOR TO
 REORGANIZATION AND FIFO CONVERSION:
Total assets   .................................   $ 47,931   $ 55,478   $ 73,920  $81,172    $102,774         $99,358
Long-term debt    ..............................      3,681      4,467      5,032    3,791       4,547           4,405
Total liabilities    ...........................     50,285     56,164     72,847   77,245      94,634          89,604
Minority interest    ...........................        488      1,020      2,096    1,967       3,651           4,148
Stockholders' equity (deficiency)(3)(6)   ......     (2,842)    (1,706)    (1,023)   1,959       4,489           5,606

----------------

(1) The results for the year ended December 31, 1994 include the results of Don Mealey Cadillac-Oldsmobile from June 2, 1994, the date of its acquisition, and the results of Tallahassee Chrysler-Plymouth from April 15, 1994, the date of its acquisition.
(2) The results for the year ended December 31, 1996 include the results of Don Mealey's Seminole Ford from April 1, 1996, the date of its acquisition.
(3) The Company currently utilizes the LIFO Method of inventory accounting. See
    Note 4 to the Company's Combined Financial Statements. The Company intends to file an election with the IRS to convert, upon the closing of the Offering, to the FIFO Method of inventory accounting and report its earnings for tax purposes in its financial statements on the industry standard FIFO Method. If the Company had previously utilized the FIFO Method, gross profit and income before income taxes and minority interest for the periods shown in the table, and stockholders' equity as of December 31, 1996 and March 31, 1997, would have been as follows:

                                                                                                  THREE MONTHS ENDED
                                                         YEAR ENDED DECEMBER 31,                      MARCH 31,
                                          ------------------------------------------------------ --------------------
                                            1992       1993       1994       1995       1996       1996       1997
                                          ---------- ---------- ---------- ---------- ---------- ---------- ---------
                                                                        (IN THOUSANDS)
 Gross profit    ........................  $28,192    $35,935    $47,255    $50,104    $59,927    $14,317    $16,497
 Income before income taxes and minority
 interest  ..............................    1,019      3,597      5,291      3,544      5,077      1,432      1,668


                                       AS OF                AS OF
                                  DECEMBER 31, 1996      MARCH 31, 1997
                                 ------------------     ----------------
                                             (IN THOUSANDS)
 Stockholders' equity   ......             $13,884            $14,936


(4) Prior to the Reorganization, certain of the entities included in the Combined Financial Statements of the Company were "S" corporations or other entities which were not subject to federal and state income taxes during the periods indicated, and certain of such entities had minority interests. Pursuant to the Reorganization, all of these entities will convert to "C" corporation status for federal and state income tax purposes, and all of the minority interests will be acquired by the Company. As a result of the change in tax status, the Company will be required to establish a deferred tax liability for the difference between the book and tax basis of its assets and liabilities, and record a provision for income taxes. As of March 31, 1997, the amount of deferred tax liability and related provision for income taxes that will result from the change in the entities' tax status and the conversion to the FIFO Method is approximately $2.7 million. This provision will be incurred as of the date of the closing of the Offering, which is anticipated to occur in August 1997, and therefore will be reflected as a charge to the Company's earnings for the third quarter of the 1997 fiscal year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."
(5) Historical net income per share is not presented, as the historical capital structure of the Company prior to the Offering is not comparable with the capital structure that will exist after the Offering.
(6) Prior to the Reorganization, certain of the entities included in the Combined Financial Statements were treated for federal income tax purposes as "S" corporations, and consequently made distributions to their shareholders from current earnings.

                       PRO FORMA COMBINED FINANCIAL DATA

     The following unaudited pro forma combined statements of operations for the year ended December 31, 1996 and for the three months ended March 31, 1997 reflect the historical accounts of the Company for those periods, adjusted to give pro forma effect to the Reorganization, the FIFO Conversion, the Recent Acquisitions and the Offering, as if these events had occurred at the beginning of each period presented. The following unaudited pro forma combined balance sheet as of March 31, 1997 reflects the historical accounts of the Company as of that date adjusted to give pro forma effect to the Reorganization, the FIFO Conversion, the Recent Acquisitions and the Offering as if they had occurred as of March 31, 1997. The Reorganization and the Recent Acquisitions will be consummated on or before the closing of the Offering and are conditions precedent to the closing of the Offering. The Company intends to convert to the FIFO Method of inventory accounting effective upon the closing of the Offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

     The pro forma combined financial data and accompanying notes should be read in conjunction with the Combined Financial Statements and the related notes of the Company as well as the financial statements and related notes of Whitehead Ford, Graham Ford and Royal, all of which are included elsewhere in this Prospectus. The Company believes that the assumptions used in the following statements provide a reasonable basis on which to present the pro forma financial data. The pro forma combined financial data is provided for informational purposes only and should not be construed to be indicative of the Company's financial condition or results of operations had the transactions and events described above been consummated on the dates assumed, and are not intended to project the Company's financial condition on any future date or its results of operation for any future period.

                  PRO FORMA COMBINED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1996

                                                        COMPANY               RECENT ACQUISITIONS
                                             ------------------------------ ---------------------
                                                             PRO FORMA
                                                          ADJUSTMENTS FOR
                                                         REORGANIZATION
                                                             AND FIFO        WHITEHEAD    GRAHAM
                                               ACTUAL      CONVERSION(1)       FORD        FORD
                                             ----------- ------------------ ------------ --------
                                                       (IN THOUSANDS, EXCEPT SHARE DATA)
Revenues:
 Vehicle sales   ...........................  $390,260        $  (10,352)(3)    $48,876   $75,495
 Parts, service and collision repair  ......    50,001              (600)(3)      6,016     8,993
 Other  ....................................     9,170              (195)(3)      1,822     1,159
                                             ---------       -----------      ---------   -------
  Total revenues ...........................   449,431           (11,147)        56,714    85,647
                                             ---------       -----------      ---------   -------
Costs and expenses:
 Cost of sales   ...........................   389,337           (10,176)(3)     47,172    74,948
                                                                     167 (4)
 Selling, general and administrative  ......    47,378            (1,258)(3)      5,917     7,903
                                                                     576 (5)
 Depreciation and amortization  ............     2,097               (30)(3)        252       141
                                                                    (154)(5)
                                                                     344 (6)
                                             ---------       -----------      ---------   -------
  Total costs and expenses   ...............   438,812           (10,531)        53,341    82,992
                                             ---------       -----------      ---------   -------
Operating income ...........................    10,619              (616)         3,373     2,655
Interest expense--Net  .....................     5,375              (144)(3)        703     1,133
                                                                    (320)(5)
                                             ---------       -----------      ---------   -------
Income before income taxes and
minority interest   ........................     5,244              (152)         2,670     1,522
Provision for income taxes   ...............       483             1,563 (7)
Minority interest in earnings   ............     1,641            (1,641)(6)
                                             ---------       -----------      ---------   -------
Net income .................................  $  3,120        $      (74)       $ 2,670   $ 1,522
                                             =========       ===========      =========   =======
Net income per share   .....................
Weighted average shares outstanding   ......


                                                                                                  PRO FORMA FOR
                                                             PRO FORMA                            REORGANIZATION,
                                                            ADJUSTMENTS          PRO FORMA      FIFO CONVERSION,
                                                                FOR             ADJUSTMENTS          RECENT
                                                               RECENT               FOR           ACQUISITIONS
                                              ROYAL(2)      ACQUISITIONS         OFFERING         AND OFFERING
                                              --------      ------------        ------------    ----------------
                                                               (IN THOUSANDS, EXCEPT SHARE DATA)
Revenues:
 Vehicle sales   ...........................     $68,546                                             $ 572,825
 Parts, service and collision repair  ......       7,785                                                72,195
 Other  ....................................         657                                                12,613
                                                --------                                             ---------
  Total revenues ...........................      76,988                                               657,633
                                                --------                                             ---------
Costs and expenses:
 Cost of sales   ...........................      66,644           (294)(8)                            567,798
 Selling, general and administrative  ......       8,351             58 (9)                             68,543
                                                                 (1,190)(10)            808 (12)
 Depreciation and amortization  ............         123            (13)(9)                              3,266
                                                                    506 (11)
  Total costs and expenses   ...............      75,118           (933)                808            639,607
                                                --------     ----------          ----------          ---------
Operating income ...........................       1,870            933                (808)            18,026
Interest expense--Net  .....................         910                             (1,681)(12)         5,976
Income before income taxes and
minority interest   ........................         960            933                 873             12,050
Provision for income taxes   ...............         367          1,998 (7)             329 (12)         4,740
Minority interest in earnings   ............
Net income .................................     $   593       $ (1,065)           $    544          $   7,310
                                               =========      =========          ==========         ==========
Net income per share   .....................                                                         $     (13)
                                                                                                    ==========
Weighted average shares outstanding   ......                                                         $     (13)
                                                                                                    ==========

                  PRO FORMA COMBINED STATEMENT OF OPERATIONS
                       THREE MONTHS ENDED MARCH 31, 1997

                                                  COMPANY              RECENT ACQUISITIONS
                                       ----------------------------- ---------------------
                                                      PRO FORMA
                                                   ADJUSTMENTS FOR
                                                  REORGANIZATION
                                                      AND FIFO       WHITEHEAD     GRAHAM
                                        ACTUAL      CONVERSION(1)       FORD        FORD         ROYAL
                                       ---------- ------------------ ------------ ----------    --------
                                                                     (IN THOUSANDS, EXCEPT SHARE DATA)
Revenues:
 Vehicle sales   .....................  $ 98,353       $  (2,601)(3)     $10,646   $18,572       $14,387
 Parts, service and
 collision repair   ..................    13,181            (161)(3)       1,483     2,327         2,122
 Other  ..............................     2,131             (75)(3)         380       193           317
                                       ---------      ----------        --------   -------       -------
  Total revenues .....................   113,665          (2,837)         12,509    21,092        16,826
                                       ---------      ----------        --------   -------       -------
Costs and expenses:
 Cost of sales   .....................    97,103          (2,623)(3)      10,286    18,465        14,534
                                                             (65)(4)
 Selling, general and
 administrative  .....................    12,895            (245)(3)       1,378     1,917         1,869
                                                             145 (5)
 Depreciation and amortization  ......       508              (7)(3)          74        13            33
                                                             (44)(5)
                                                              86 (6)
                                                      ----------
  Total costs and expenses   .........   110,506          (2,753)         11,738    20,395        16,436
                                       ---------      ----------        --------   -------       -------
Operating income .....................     3,159             (84)            771       697           390
Interest expense--Net  ...............     1,426             (43)(3)         143       276           228
                                                             (86)(5)
                                                      ----------
Income before income taxes and
 minority interest  ..................     1,733             (45)            628       421           162
Provision for income taxes   .........       119             582 (7)                                  62
Minority interest in earnings   ......       497            (497)(6)
                                       ---------      ----------
Net income ...........................  $  1,117       $     (40)        $   628   $   421       $   100
                                       =========      ==========        ========   =======       =======
Net income per share   ...............
Weighted average shares
 outstanding  ........................







                                                                              PRO FORMA FOR
                                           PRO FORMA                         REORGANIZATION,
                                          ADJUSTMENTS        PRO FORMA      FIFO CONVERSION,
                                              FOR           ADJUSTMENTS          RECENT
                                             RECENT             FOR           ACQUISITIONS
                                          ACQUISITIONS       OFFERING         AND OFFERING
                                         --------------- -----------------  --------------

Revenues:
 Vehicle sales   .....................                                           $ 139,357
 Parts, service and
 collision repair   ..................                                              18,952
 Other  ..............................                                               2,946
                                                                                 ---------
  Total revenues .....................                                             161,255
                                                                                 ---------
Costs and expenses:
 Cost of sales   .....................                                             137,700
 Selling, general and
 administrative  .....................           (15)(9)           201 (12)         17,847
                                                (298)(10)
 Depreciation and amortization  ......            (3)(9)                               787
                                                 127 (11)
  Total costs and expenses   .........          (189)              201             156,334
                                            --------          --------           ---------
Operating income .....................           189              (201)              4,921
Interest expense--Net  ...............                            (420)(12)          1,524
Income before income taxes and
 minority interest  ..................           189               219               3,397
Provision for income taxes   .........           480 (7)            82(12)           1,325
Minority interest in earnings   ......
Net income ...........................      $  (291)           $   137           $   2,072
                                            =======           ========           =========
Net income per share   ...............                                           $     (13)
                                                                                 =========
Weighted average shares
 outstanding  ........................                                                 (13)
                                                                                 =========

----------------

 (1) Adjustments give pro forma effect to the Reorganization and the FIFO Conversion. The adjustments for the Reorganization reflect (i) the elimination of all minority interests and the issuance of Common Stock in exchange therefor, as part of the acquisition of the Dealership Assets, excluding Real Property, (ii) the entering into of lease agreements for the dealership Real Property and the elimination of mortgage interest expense and depreciation related to such Real Property, and (iii) the sale or closure of one Infiniti dealership and two Kia dealerships. The Reorganization will be consummated on or prior to the closing of the Offering and is a condition precedent to the closing of the Offering. The Company currently uses the LIFO Method of accounting for inventory but intends to convert to the FIFO Method of accounting for inventory effective upon the closing of the Offering.
 (2) Reflects results of operations for the fiscal year ended September 30,
     1996.
 (3) Reflects adjustments to eliminate the operating results of the Tallahassee Kia and Infiniti dealerships that the Company sold in June 1997 and the results of the Orlando Kia dealership that the Company intends to sell or close before the closing of the Offering. See "Business--Dealership Operations."
 (4) Reflects the conversion of the Company from the LIFO Method of inventory accounting to the FIFO Method of inventory accounting. The Company intends to convert to the FIFO Method effective upon the closing of the Offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."
 (5) Reflects the Company's estimate of the net increase in selling, general and administrative expenses related to lease agreements entered into with respect to Real Property retained by, or distributed to, the Lessor Affiliates, the associated decrease in depreciation and amortization, and the decrease in interest expense associated with the elimination of the Mortgage Debt encumbering the Real Property. See "Certain Transactions."
 (6) Reflects the elimination of minority interest in earnings as a result of the acquisition of such interests in the Reorganization and the amortization of $13.7 million in intangibles, which consists primarily of goodwill, related to the acquisition of such minority interests.
 (7) Certain of the entities included in the Company's combined financial statements and certain of the entities acquired in the Recent Acquisitions were not subject to federal and state income taxes during the period indicated. This adjustment reflects federal and state income taxes as if all the entities included in the Company's combined financial statements, and each of the entities acquired in the Recent Acquisitions, had been taxable based on the 37.63% effective tax rate which would have been applicable during the period. Upon completion of the Reorganization, the Company and its subsidiaries, which have historically not been subject to income tax as a result of their status as "S" corporations or partnerships, will terminate their status as such and will thereafter be subject to federal and state income tax as "C" corporations. As a result of the change in tax status, the Company will be required to establish a deferred tax liability for the difference between the book and tax basis of its assets and liabilities, and record a provision for income taxes. As of March 31, 1997, the amount of deferred tax liability and related provision for income taxes that will result from the change in the entities' tax status and the conversion to the FIFO Method is approximately $2.7 million. This provision will be incurred as of the date of the closing of the Offering, which is anticipated to occur in August 1997, and therefore will be reflected as a charge to the Company's earnings for the third quarter of the 1997 fiscal year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."
 (8) Reflects the conversion of the entities acquired in the Recent Acquisitions from the LIFO Method of inventory accounting to the FIFO Method of inventory accounting. The Company intends to convert to the FIFO Method effective upon the closing of the Offering. The impact of the conversion to the FIFO Method for the three months ended March 31, 1997 is not significant.
 (9) Reflects the Company's estimate of the net change in selling, general and administrative expenses related to a lease agreement entered into with the seller of Royal for the dealership real property and decrease in depreciation and amortization related to such real property.
(10) Reflects the Company's estimate of the net decrease in selling, general and administrative expenses related to the termination of services agreements that had been in place at Royal.
(11) Reflects the amortization of $20.2 million in intangible assets, which consist primarily of goodwill, resulting from the Recent Acquisitions, as if the Recent Acquisitions had been completed as of the beginning of the period. See "Recent Acquisitions."
(12) Reflects the net reduction in interest expense, the Company's estimate of additional selling, general and administrative expense as a result of public ownership and increase in provision for income taxes resulting from the use of a portion of the estimated Offering proceeds to repay a portion of the Company's indebtedness under its floor plan credit facilities. The net reduction in interest expense was calculated based on reduction in such indebtedness and other debt of $19.1 million at the approximate interest rate in effect during the corresponding period, which was 8.8%. See "Use of Proceeds."
(13) Pro forma net income per share is based upon the assumption that shares of Common Stock are outstanding. This amount represents the shares
     to be issued in the Offering (         ) and the number of shares of Common
     Stock owned by the Company's stockholders immediately following the
     Reorganization and the Recent Acquisitions (         ). See "Principal
     Stockholders" and Note 1 to the Company's Combined Financial Statements.

                       PRO FORMA COMBINED BALANCE SHEET
                              AS OF MARCH 31, 1997

                                                                PRO FORMA                                PRO FORMA FOR
                                                             ADJUSTMENTS FOR         PRO FORMA          REORGANIZATION,
                                                             REORGANIZATION       ADJUSTMENTS FOR       FIFO CONVERSION,
                                                                AND FIFO        RECENT ACQUISITIONS   RECENT ACQUISITIONS
                                                  ACTUAL      CONVERSION(1)        AND OFFERING           AND OFFERING
                                                ----------- ------------------ ---------------------- -------------------
                                                                              (IN THOUSANDS)
ASSETS
Current assets
 Cash and cash equivalents   ..................   $ 10,946       $     200 (2)         $   2,899 (8)          $ 14,045
 Receivables--net   ...........................     10,971             236 (2)             2,890 (8)            14,097
 Inventories  .................................     63,668          (2,274)(2)            25,524 (8)            96,251
                                                                     9,333 (3)
 Prepaid expenses and other assets ............        732              (6)(2)               692 (8)             1,418
                                                 ---------       ---------            ----------              --------
  Total current assets ........................     86,317           7,489                32,005               125,811
Fixed assets--Net   ...........................      9,739            (180)(2)             5,741  (8)           10,782
                                                                    (3,885)(4)              (633) (9)
Investments   .................................        870                                                         870
Notes receivable ..............................        317                                                         317
Other assets  .................................        288              (2)(2)                69  (8)              355
Intangible assets--Net ........................      1,827          13,673 (5)            20,241  (8)           35,741
                                                 ---------       ---------            ----------              --------
  Total .......................................   $ 99,358       $  17,095            $   57,423              $173,876
                                                 =========       =========            ==========              ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
 Temporary bank overdrafts   ..................   $  4,930                                                    $  4,930
 Notes payable--floorplan .....................     64,318       $  (2,039)(2)        $   22,033 (8)            65,535
                                                                                         (18,777)(10)
Current maturities:
 Long-term debt  ..............................      2,010            (350)(4)                87 (8)             1,747
 Obligation under noncompete agreements  ......        330                                                         330
 Obligation under consulting agreement   ......                                              200 (8)               200
 Capital lease obligations   ..................        175                                    37 (8)               212
 Other notes payable   ........................                                           23,700 (8)
                                                                                         (23,700)(10)
 Accounts payable   ...........................      4,032            (106)(2)             1,975 (8)             5,901
 Accrued liabilities   ........................      8,846            (110)(2)             2,064 (8)            10,800
 Deferred income taxes ........................         67           1,500 (6)                                   1,567
                                                 ----------      ---------                                    --------
  Total current liabilities  ..................     84,708          (1,105)                7,619                91,222
Long-term debt   ..............................      4,405          (3,385)(4)             3,205 (8)             4,225
Obligation under noncompete agreements   ......         96                                                          96
Obligation under consulting agreement .........                                            1,300 (8)             1,300
Capital lease obligations .....................        329                                   105 (8)               434
Deferred income taxes  ........................         66           1,200 (6)                                   1,266
Commitments and contingencies
Minority interest   ...........................      4,148          (4,148)(5)
Stockholders' equity:
 Common stock .................................          4                                    71 (10)               75
 Additional paid-in capital  ..................      9,064          (1,056)(2)             3,350 (8)            68,625
                                                                      (150)(4)              (633)(9)
                                                                    17,821 (5)            42,406 (10)
                                                                    (2,177)(7)
 Retained earnings (deficit) ..................     (3,094)          1,285 (2)                                   6,633
                                                                     9,333 (3)
                                                                    (2,700)(6)
                                                                     1,809 (7)
 Treasury Stock  ..............................       (368)            368 (7)
                                                 ----------      ---------
 Total stockholders' equity  ..................      5,606          24,533                45,194                75,333
                                                 ----------      ---------            ----------              --------
Total   .......................................   $ 99,358       $  17,095            $   57,423              $173,876
                                                 ----------      ---------            ----------              --------

----------------

 (1) Adjustments give pro forma effect to the Reorganization and the FIFO Conversion. The adjustments for the Reorganization reflect (i) the elimination of all minority interests and the issuance of Common Stock in exchange therefor, as part of the acquisition of the Dealership Assets, excluding Real Property, (ii) the entering into of lease agreements for the dealership Real Property and the elimination of mortgage interest expense and depreciation related to such Real Property and (iii) the sale or closure of one Infiniti dealership and two Kia dealerships. The Reorganization will be consummated on or prior to the closing of the Offering and is a condition precedent to the closing of the Offering. The Company currently uses the LIFO Method of accounting for inventory but intends to convert to the FIFO Method of accounting for inventory effective upon the closing of the Offering.
 (2) Reflects the sale of the Tallahassee Kia and Infiniti dealerships that the Company sold in June 1997 for $675,000 in the form of a note receivable in the amount of $475,000 and cash of $200,000, that resulted in a gain of $500,000, and the discontinuation of the Orlando Kia dealership that the Company intends to sell or close before the closing of the Offering. See "Business--Dealership Operations."
 (3) Reflects the conversion of the Company from the LIFO Method of inventory accounting to the FIFO Method of inventory accounting. The Company intends to convert to the FIFO Method of inventory accounting effective upon the closing of the Offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."
 (4) Reflects the distribution to or retention by the Lessor Affiliates of Real Property related to certain dealerships with a net depreciated cost basis in the amount of approximately $3.9 million, subject to the related Mortgage Debt in the amount of approximately $3.7 million. See "Certain Transactions--Reorganization."
 (5) Reflects the acquisition of the minority interests of the various entities included in the Reorganization in exchange for Common Stock of First Team with an assumed value of approximately $17.8 million.
 (6) Reflects the establishment of a current deferred tax liability and a non-current deferred tax liability to effect the conversion of certain of the entities included in the Combined Financial Statements from "S" corporation or partnership status to "C" corporation status. As a result of the change in tax status, the Company will be required to establish a deferred tax liability for the difference between the book and tax basis of its assets and liabilities, and record a provision for income taxes. As of March 31, 1997, the amount of deferred tax liability and related provision for income taxes that will result from the change in the entities' tax status and the conversion to the FIFO Method is approximately $2.7 million. This provision will be incurred as of the date of the closing of the Offering, which is anticipated to occur in August 1997, and therefore will be reflected as a charge to the Company's earnings for the third quarter of the 1997 fiscal year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."
 (7) Reflects the transfer of the remaining accumulated deficit to additional paid in capital and the retirement of treasury stock.
 (8) Reflects the preliminary allocation of the aggregate purchase price of the Recent Acquisitions based on the estimated fair value of the assets acquired. The purchase price consists of the following:

                                                              WHITEHEAD FORD      GRAHAM FORD        ROYAL           TOTAL
                                                             -----------------   --------------   -------------   -------------
 Estimated total consideration
   Cash   ................................................        $ 9,400,000     $ 9,700,000      $7,160,000      $26,260,000
   Obligation under consulting agreement   ...............                                          1,500,000        1,500,000
   Common stock    .......................................          1,000,000       2,350,000                        3,350,000
                                                                  -----------     -----------                      -----------
     Total                                                         10,400,000      12,050,000       8,660,000       31,110,000
 Less estimated fair value of net assets acquired   ......          2,400,000       6,137,000       2,332,000       10,869,000
                                                                  -----------     -----------      ----------      -----------
 Excess of purchase price over fair value of net tangible
 assets acquired   .......................................        $ 8,000,000     $ 5,913,000      $6,328,000      $20,241,000
                                                                  ===========     ===========      ==========      ===========

     The difference between the purchase price and the fair market value of the net tangible assets acquired will be allocated to intangible assets, primarily goodwill. Graham Ford consideration includes the acquisition of the real estate for $3.0 million which had a historical book basis of $1.4 million and was subject to debt totalling $1.6 million. The acquisition was funded using $150,000 in cash and a $2.9 million mortgage note.
 (9) Reflects the decrease in fixed assets related to the distribution of real property of Royal with a net depreciated cost basis in the amount of approximately $633,000 that is not being acquired and the related decrease in paid-in capital.
(10) Reflects the issuance of Common Stock in the Offering and the application of a portion of the estimated net proceeds of the Offering to repay a portion of the Company's indebtedness under its floor plan credit facilities. See "Use of Proceeds."

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the Selected Combined Financial Data and the Combined Financial Statements of the Company and the notes thereto included elsewhere in this Prospectus. The discussion and analysis includes a discussion of certain significant business trends and uncertainties as well as other forward-looking statements. For a discussion of important factors that could cause actual results to differ materially from the forward-looking statements, see "Risk Factors."

OVERVIEW

     The Company owns and operates seven automobile dealerships in Orlando and three dealerships in Tallahassee, and is acquiring three additional dealerships, in Orlando, Bradenton and Panama City, Florida, on or before the closing of the Offering. First Team, which had retail sales of approximately 11,400 new and 9,300 used vehicles in 1996, offers customers a broad range of new vehicle brands, including Ford, Chevrolet, Chrysler, Plymouth, Jeep, Eagle, Cadillac, Oldsmobile, Infiniti, Mitsubishi and Acura. In 1996, First Team ranked number one among new vehicle dealerships in retail unit sales of vehicles in both the Orlando and Tallahassee markets.

     The Company was founded in 1974 with the acquisition of a single dealership, and its revenues over the past five years have increased from approximately $210.9 million in 1992 to $449.4 million in 1996, primarily through the acquisition and integration of new vehicle dealerships. The Company's acquisitions have significantly affected the operating results of the Company discussed in this analysis. In 1994, the Company acquired Don Mealey Cadillac-Oldsmobile, in Orlando, and Tallahassee Chrysler-Plymouth. In April 1996, the Company acquired Seminole Ford in Orlando. The Company has accounted for the purchase of each of its dealerships using the purchase method of accounting and, as a result, does not include in its financial statements the results of operations of these dealerships prior to the date they were acquired by the Company.

     The Company's revenues are produced by (1) sales of new vehicles; (2) sales of used vehicles; (3) sales of parts and maintenance, warranty and repair services and (4) fees and commissions for arranging financing, insurance and extended service contracts (collectively, "F&I") associated with vehicle sales. Sales of new vehicles are generally made to retail purchasers while sales of used vehicles may be to either wholesale or retail customers.

     The Company assigns its vehicle financing contracts and leases to other parties, instead of directly financing sales, which reduces the Company's exposure to loss from financing activities. The Company receives either a fee or a spread from the lender for originating and assigning the loan or lease but is assessed a chargeback fee by the lender if a loan is cancelled, in most cases, within 120 days of making the loan. Early cancellation can result from early repayment because of refinancing of the loan, the sale or trade-in of the vehicle, or default on the loan. First Team establishes an allowance to absorb estimated chargebacks and refunds. A portion of the Company's vehicle loans and leases are assigned to Premier Finance, Ltd. ("Premier"), a limited partnership in which the Company owns a minority limited partnership interest. On finance contracts assigned to Premier, the Company has the opportunity to earn a residual profit in addition to the customary commission earned upon assignment of the finance contract to a third-party lender. The Company also earns commissions on the sale of life and disability insurance and extended warranty contracts issued by third-party insurance companies. See "Business--Vehicle Financing and Insurance."

     In addition to cost of sales, the Company's principal expenses are selling, general and administrative ("SG&A") expenses and interest expense. The Company's SG&A expenses consist primarily of compensation for sales, administrative, finance and management personnel, including commissions and related bonuses, rent, marketing, insurance and utilities. Interest expense consists of interest charges on all of the Company's interest bearing debt, which consists primarily of floor plan inventory financing.

     The Company's net income declined in 1995 from 1994 because of (i) lower new vehicle unit sales at the Company's Chevrolet dealerships due in part to adverse inventory allocation, and (ii) the difficulties experienced in turning around the operations of Don Mealey Cadillac/Oldsmobile which was acquired in the last quarter of 1994. In future acquisitions, the Company intends to target profitable, well-managed dealerships; however, the Company may also acquire dealerships which do not meet these criteria if the Company believes that it can improve the performance and operating results of the acquired dealership. See "Risk Factors--Dependence on Acquisitions for Growth; Risks of Acquisitions."

     While the automotive retailing business is cyclical, First Team provides a number of services and products that are not closely tied to the sale of new and used vehicles. For example, First Team's parts and service and collision repair businesses are not dependent upon sales volumes of vehicles over the short-term. One method typically used in the automotive retailing business to measure a dealership's exposure to cyclicality is to calculate the degree to which its fixed costs are covered by gross profit that is independent of vehicle sales. According to this measurement of "fixed coverage," a higher percentage of non-vehicle sales revenue to fixed costs indicates a lower exposure to cyclicality. Each manufacturer requires its dealerships to report fixed coverage according to a specific method, and the methods used vary widely among manufacturers and are not comparable. However, on an aggregate basis, the Company believes its exposure to cyclicality may be measured by dividing the sum of the gross profit for parts, service and collision repair by the sum of all operating expenses with the exception of advertising and selling expenses ("Fixed Coverage"). Under this definition, the Company has experienced a trend of declining exposure to cyclicality since its Fixed Coverage has increased from 53.2% in 1992 to 56.2% in 1996. For the first quarter ended March 31, 1997, the Company's Fixed Coverage was 55.4% compared to 56.1% in the first quarter of 1996.

     The new vehicle brands represented by the First Team dealerships are subject to sales fluctuations from period to period, due to a number of factors including product cycles, consumer preferences, product availability and sales incentives related to specific models. In addition to sales fluctuations by brand, dealership management, advertising and other expenses, and local economic conditions, may affect sales at the Company's individual dealerships. The Company believes that its diversity of vehicle brands minimizes the Company's dependence on any one manufacturer and reduces the Company's overall exposure to brand and dealership sales fluctuations. See "Risk Factors--Dependence on Automobile Manufacturers."

     The Combined Financial Statements of the Company included as a part of this Prospectus present the combined results of entities that have been under the common control of Don Mealey and his family members. See Note 1 to the Combined Financial Statements included elsewhere in this Prospectus. The interests of other equity holders in these entities are presented as minority interests. In the Reorganization, which will occur immediately prior to the closing of the Offering, all such other equity holders will exchange their interests in such entities for Common Stock of the Company. Because the Company will acquire these interests at a price in excess of their book value in a purchase transaction, the excess of $13.7 million will be capitalized as goodwill. This goodwill will be amortized over forty years and will reduce the Company's future stated earnings. In addition, following the Reorganization, certain assets and liabilities which have been included in the historical financial statements of the Company will no longer be owned by the Company. These include one Infiniti dealership and two Kia dealerships (each of which have been unprofitable) and certain real property and the related mortgage indebtedness. See "Business--Dealership Operations" and "Certain Transactions." Most of the entities included in the Combined Financial Statements of the Company have been treated for federal income tax purposes as "S corporations" or partnerships that have not been subject to federal or state income taxes, but following the Reorganization all such entities will become subject to such taxes. As a result of the foregoing effects of the Reorganization, as well as the effects of the Recent Acquisitions and the Offering, the historical combined financial information included in this Prospectus is not necessarily indicative of the results of operations, financial position and cash flows of the Company in the future or the results of operations, financial position and cash flows which would have resulted had the Reorganization occurred during the periods presented in the Combined Financial Statements.

     The Company currently utilizes the LIFO Method of accounting for inventory but intends to convert to the FIFO Method of accounting, effective upon the closing of the Offering. If the FIFO Method of inventory accounting had been used by the Company in prior periods, income before taxes and minority interest would have been higher (lower) by $1,847,000, $955,000, and $(167,000) for the years ended December 31, 1994, 1995 and 1996, respectively, and $0 and $65,000 for the three months ended March 31, 1995 and 1996, respectively, from the reported results under the LIFO Method. Upon election of the FIFO Method, the Company will be required under generally accepted accounting principles to restate its historical financial statements.

     Upon the completion of the Reorganization, the Company and its affiliates which have historically been S corporations or partnerships will terminate their status as such and will thereafter be subject to federal and state income tax. As a result of the change in tax status, the Company will be required to establish a deferred tax liability for the difference between the book and tax basis of its assets and liabilities, and record a provision for income taxes. As of March 31, 1997, the amount of deferred tax liability and related provision for income taxes that will result from the change in the entities' tax status and the conversion to the FIFO Method is approximately $2.7 million. This provision will be incurred as of the date of the closing of the Offering, which is anticipated to occur in August 1997, and therefore will be reflected as a charge to the Company's earnings for the third quarter of the 1997 fiscal year. See Note 1 to the Company's Combined Financial Statements included elsewhere in this Prospectus.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Estimates are used for, among other things, allowances for finance, insurance and service contract chargebacks, allowances for uncollectible receivables, asset depreciation, amortization, income taxes and loss contingencies.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, a summary of selected financial data presented in the Company's historical statements of operations, expressed as a percentage of total revenues.

                                                                               PERCENTAGE OF REVENUES
                                                           -------------------------------------------------------------
                                                                                                    THREE MONTHS ENDED
                                                                 YEAR ENDED DECEMBER 31,                 MARCH 31,
                                                           ------------------------------------   ----------------------
                                                            1994         1995         1996         1996         1997
                                                           ----------   ----------   ----------   ----------   ---------
Revenues:
 New vehicle sales  ....................................        53.3%        49.7%        52.0%        51.1%        51.7%
 Used vehicle sales--retail  ...........................        27.4         28.8         27.4         29.1         25.2
 Used vehicle sales--wholesale  ........................         7.4          8.4          7.5          7.7          9.6
 Parts, service and collision repair  ..................         9.7         11.1         11.0         10.6         11.6
 Other operating revenues    ...........................         2.2          2.0          2.1          1.5          1.9
                                                             -------      -------      -------      -------      -------
  Total revenues .......................................       100.0        100.0        100.0        100.0        100.0
Cost of sales    .......................................        87.5         86.9         86.6         86.1         85.4
                                                             -------      -------      -------      -------      -------
Gross profit  ..........................................        12.5         13.1         13.4         13.9         14.6
Selling, general, and administrative  ..................        10.3         10.7         10.5         11.0         11.3
Depreciation and amortization   ........................         0.3          0.4          0.5          0.4          0.5
                                                             -------      -------      -------      -------      -------
Operating income .......................................         1.9          2.0          2.4          2.5          2.8
Interest expense, net  .................................         0.9          1.3          1.2          1.1          1.3
                                                             -------      -------      -------      -------      -------
Income before income taxes and minority interest  ......         1.0          0.7          1.2          1.4          1.5
                                                             =======      =======      =======      =======      =======

THREE MONTHS ENDED MARCH 31, 1997 COMPARED TO THREE MONTHS ENDED MARCH 31, 1996

REVENUES

     Total revenues increased 10.6% to $113.7 million for the three months ended March 31, 1997 from $102.7 million for the first three months of 1996, an increase of $11.0 million. For the first quarter of 1997 the Company realized increased revenues in each area of operations as compared to the first quarter of 1996. Revenues from new vehicle sales increased 12.0% to $58.8 million for the three months ended March 31, 1997 from $52.5 million for the comparable 1996 period, an increase of $6.3 million. The increase was primarily attributable to revenues from new vehicle sales generated by Seminole Ford, which was acquired by the Company in April 1996, partially offset by a decrease of $5.9 million in new vehicle sales at existing dealerships.

     Revenues from used vehicle sales increased 4.7% to $39.6 million for the three months ended March 31, 1997 from $37.8 million for the first three months of 1996, an increase of $1.8 million. This increase was due to sales of used vehicles by Seminole Ford and higher sales at wholesale, offset by a decrease of $4.9 million in retail used vehicle sales at other dealerships.

     Parts, service and collision repair revenues increased 21.6% to $13.2 million for the first three months of 1997 from $10.8 million for the first three months of 1996, an increase of $2.4 million. This increase was due primarily to the revenue generated by the parts and service business of Seminole Ford, which was acquired in April 1996, as well as internal growth of approximately $1.0 million generated by the Company's focus on expanding its wholesale parts and collision repair businesses.

     Other revenue, which consists primarily of finance and insurance revenue, increased 37.1% to $2.1 million for the first quarter of 1997 from $1.6 million for the first quarter of 1996, an increase of $0.5 million. This increase was due primarily to other revenue of Seminole Ford.

GROSS PROFIT

     Gross profit increased 15.7% to $16.5 million for the three months ended March 31, 1997 from $14.3 million for the first three months of 1996, an increase of $2.2 million, due primarily to the acquisition of Seminole Ford. Gross profit as a percentage of sales ("gross margin") increased to 14.6% for the three months ended March 31, 1997 as compared to 13.9% for the first three months of 1996. This increase was due to increases in the margin of used vehicle sales at retail and increased sales of higher-margin products and services, such as collision repair services, offset partially by increased sales of used vehicles at wholesale. Gross margin on sales of new vehicles remained relatively constant at 9.7% compared to 9.4% in the first quarter of 1996. Gross margin on retail sales of used vehicles increased from 12.0% in the first quarter of 1996 to 13.0% in the first quarter of 1997, which the Company believes is a result of improvements in inventory management and marketing.

SELLING, GENERAL AND ADMINISTRATIVE

     SG&A costs and expenses increased 14.5% to $12.9 million for the first three months of 1997 from $11.3 million for the first three months of 1996, an increase of $1.6 million, primarily due to the operations of Seminole Ford. As a percentage of sales, SG&A costs and expenses increased marginally to 11.3% from 11.0% as advertising and certain other costs remained relatively stable while revenues of certain dealerships included in both periods declined moderately.

INTEREST EXPENSE--NET

     Interest expense--net increased 22.3% to $1.4 million for the first three months of 1997 from $1.2 million for the first three months of 1996 due primarily to higher average loan balances resulting from the floor plan debt of Seminole Ford.

MINORITY INTEREST IN EARNINGS

     Minority interest in earnings increased 46.7% to $497,000 for the first three months of 1997 from $339,000, which is attributable to the minority's equity interest in the earnings of Seminole Ford.

NET INCOME

     Net income before minority interest increased 22.1% to $1.6 million for the first three months of 1997, as compared to $1.3 million for the corresponding period in 1996. The increase was due primarily to the acquisition of Seminole Ford. For the same reasons, net income increased 21.5% to $1.1 million for the first three months of 1997 from $0.9 million for the first three months of 1996.


YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

REVENUES

     Total revenues increased 20.2% to $449.4 million for the year ended December 31, 1996 from $373.9 million for the year ended December 31, 1995, an increase of $75.5 million. Revenue from new vehicle sales increased 25.8% to $233.5 million for 1996 from $185.7 million for 1995, an increase of $47.8 million, due primarily to revenues from new vehicle sales generated by the acquisition of Seminole Ford. The increase in new vehicle sales in 1996 was also attributable in part to an increase in new vehicle sales prices, partially offset by a slight decrease in the number of units sold at the existing dealerships.

     Revenues from used vehicle sales increased 12.1% to $156.7 million for 1996 from $139.8 million for 1995, an increase of $16.9 million. Sales of used vehicles at Seminole Ford accounted for most of the increase in used vehicle sales. The remainder of the increase in used vehicle sales in 1996 was attributable to an increase in the average retail selling price at the Company's other dealerships, offset in part by a slight decrease in the number of used vehicles sold.

     Parts, service and collision repair revenues increased 22.2% to $50.0 million for 1996 from $40.9 million for 1995, an increase of $9.1 million. Approximately $5.1 million of the increase was due to internal growth generated by the Company's focus on expanding its parts, mechanical repair and collision repair businesses, with the remainder due to revenue generated by Seminole Ford.


     Other revenues increased 21.5% to $9.2 million for 1996 from $7.5 million for 1995, an increase of $1.7 million, largely as a result of the addition of Seminole Ford. The addition of the Ford dealership accounted for $0.7 million or 41.0% of the increase. The remainder of the increase was attributable to internal growth at existing dealerships as well as, to a lesser extent, the Company's earnings on its investment in Premier, which was purchased in July 1996. See "Business--Vehicle Financing and Insurance."

GROSS PROFIT

     Gross profit increased 22.3% to $60.1 million for 1996 from $49.1 million for 1995, an increase of $11.0 million due primarily to the acquisition of Seminole Ford and, to a lesser extent, higher service revenue. Gross margin increased to 13.4% in 1996 from 13.1% in 1995 primarily due to higher gross margins on used vehicle retail sales, which increased to 10.5% for 1996 from 9.5% for 1995, and growth in higher-margin revenues.

SELLING, GENERAL AND ADMINISTRATIVE

     SG&A costs and expenses increased 18.1% to $47.4 million for 1996 from $40.1 million for 1995, an increase of $7.3 million, due largely to the acquisition of Seminole Ford. As a percentage of revenue, SG&A costs and expenses remained relatively constant, decreasing from 10.7% in 1995 to 10.5% in 1996.

INTEREST EXPENSE--NET

     Interest expense--net increased 13.9% to $5.4 million for 1996 from $4.7 million for 1995, an increase of $0.7 million, due primarily to acquisition debt and increases in floor plan financing resulting from the acquisition of Seminole Ford.

MINORITY INTEREST IN EARNINGS

     Minority interest in earnings increased 121.5% to $1.6 million for 1996 from $0.7 million for 1995, an increase of $0.9 million, due primarily to the minority interest in Seminole Ford and higher earnings.

NET INCOME

     Net income before minority interest increased 102.5% to $5.2 million for 1996, as compared to $2.6 million for 1995, due primarily to increased sales volumes at the Company's dealerships included in both periods, as well as the acquisition of Seminole Ford. Net income increased 178.3% to $3.1 million for 1996 from $1.1 million for 1995, for the reasons described above.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

REVENUES

     Total revenues increased 3.3% to $373.9 million for the year ended December 31, 1995 from $362.0 million for the year ended December 31, 1994, an increase of $11.9 million. Revenue from new vehicle sales decreased 3.8% to $185.7 million for 1995 from $193.1 million for 1994, a decrease of $7.4 million. The decline in new vehicle sales was attributable primarily to unfavorable vehicle supply and allocation from two manufacturers, offset in part by incremental new vehicle sales of $8.1 million at two new dealerships which were owned by the Company for only a portion of 1994.

     Revenues from used vehicle sales increased 11.1% to $139.8 million for 1995 from $125.7 million for 1994, an increase of $14.1 million. The increase was primarily attributable to used vehicle sales at the two dealerships acquired in 1994, a focused effort to increase used vehicle sales at two of the existing Orlando dealerships, and an increase in the volume of used vehicle inventory sold at wholesale, offset by decreases in used vehicle sales at various other dealerships.

     Parts, service and collision repair revenues increased 16.7% to $40.9 million for 1995 from $35.1 million for 1994, an increase of $5.8 million. This increase was due primarily to increased parts, service and collision repair revenue at the Company's two Chevrolet dealerships and as a result of the acquisitions.

     Other revenues decreased 7.4% to $7.5 million for 1995 from $8.2 million for 1994, a decrease of $0.7 million. The decrease was primarily due to lower finance and insurance revenue resulting from lower unit sales.

GROSS PROFIT

     Gross profit increased 8.2% to $49.1 million for 1995 from $45.4 million for 1994, an increase of $3.7 million. This increase was due primarily to an increase in gross margin to 13.1% for 1995 from 12.5% for 1994, as well as the increase in total revenues. The gross margin on new vehicle sales increased to 8.5% for 1995 from 7.2% for 1994 primarily as a result of a 7.2% increase in the sale price of new vehicles due to a change in mix of new vehicles sold and general increase in new vehicle prices. The gross margin on retail used vehicle sales remained relatively constant at 9.5% for 1995 as compared to 9.6% for 1994.

SELLING, GENERAL AND ADMINISTRATIVE

     SG&A costs and expenses increased 7.7% to $40.1 million for 1995 from $37.3 million for 1994, an increase of $2.8 million. As a percentage of revenue, SG&A expenses increased marginally to 10.7% in 1995 from 10.3% in 1994. This increase in SG&A expenses was primarily attributable to higher professional fees.

INTEREST EXPENSE--NET

     Interest expense--net increased 39.3% to $4.7 million for 1995 from $3.4 million for 1994, an increase of $1.3 million, due primarily to higher levels of floor plan financing caused by increased levels of inventory from lower than expected unit sales of new vehicles. Also contributing to the increase in interest expense were the two dealership acquisitions completed in 1994, and a general increase in interest rates.

MINORITY INTEREST IN EARNINGS

     Minority interest in earnings for 1995 remained at consistent levels when compared to 1994 despite a decrease in operating income in 1994 because certain minority interests were repurchased in 1995.

NET INCOME

     Net income decreased 38.6% to $1.1 million for 1995 from $1.8 million for 1994 due primarily to the decline in new vehicle sales caused by lower demand due in part to an increase in interest rates, partially offset by increased parts and service activities.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's principal needs for capital resources are to finance acquisitions, capital expenditures, including start-up costs associated with opening its first Driver'sMart/trademark/ used vehicle superstore, debt service and increased working capital requirements, including inventory. Historically, the Company has relied primarily upon internally generated cash flows from operations, borrowings under its various credit facilities and borrowings and capital contributions from its shareholders to finance its operations and expansion.

     The Company has historically maintained separate revolving floor plan credit facilities for each dealership which have been used to finance vehicle inventory. The Company currently has floor plan credit facilities with Comerica Bank, SunTrust Bank and General Motors Acceptance Corporation ("GMAC") (the "New Vehicle Floor Plan Lines") which permit the Company to borrow up to an aggregate of $79.4 million on a secured basis to purchase new vehicle inventory, as of March 31, 1997, including an aggregate of $2.5 million which may be used to purchase used vehicle inventory. At March 31, 1997, $18.6 million of unused financing was available under the New Vehicle Floor Plan Lines. The Company also has lines of credit with the same three lenders to finance the purchase of used vehicle inventory (the "Used Vehicle Floor Plan Lines" and, together with the New Vehicle Floor Plan Lines, the "Floor Plan Lines"). The Used Vehicle Floor Plan Lines permit the Company to borrow, as of March 31, 1997, up to fifty percent of the value of the Company's used vehicle inventory, up to a maximum outstanding balance of $6.0 million. At March 31, 1997, $2.5 million of unused financing was available under the Used Vehicle Floor Plan Lines. The Floor Plan Lines bear interest at variable rates ranging from LIBOR plus 2% to prime plus 1.5%. The Company makes monthly interest payments on the amount financed under the Floor Plan Lines but is not required to make loan principal repayments prior to the sale of the vehicles. The underlying notes are due when the related vehicles are sold and are collateralized by vehicle inventories and other assets of the Company. The Floor Plan Lines contain a number of covenants, including among others, covenants restricting the Company with respect to incurrence of indebtedness, limitations on liens and changes in ownership, officers and key management personnel. The Company is also required to comply with certain financial tests.

     Following the consummation of the Offering, the Company intends to consolidate its New Vehicle Floor Plan Lines. First Team believes that, as a public company, it will be able to secure lines of credit to finance all or a significant portion of its inventory at a lower cost than it has historically paid under separate Floor Plan Lines at each dealership. In addition, the Company intends to seek an additional line of credit as a potential source of financing for future acquisitions.

     In connection with the Reorganization, which will occur immediately prior to the closing of the Offering, certain Real Property used by the Company's dealerships will be retained by or distributed to the Lessor Affiliates. See "Certain Transactions--Reorganization." As part of the Reorganization, the Lessor Affiliates will assume primary responsibility for the Mortgage Debt secured by the Real

Property, which is included in the Company's historical financial statements. Accordingly, the Company expects that upon consummation of the Reorganization and the Offering, the Company's outstanding indebtedness will consist of its Floor Plan Lines, approximately $8.6 million of other debt, and a deferred obligation of $2.4 million incurred in connection with the Recent Acquisitions and payable over ten years, and the Company will be responsible as a guarantor of the Mortgage Debt which totals approximately $5.8 million. See "Capitalization" and "Recent Acquisitions." On a pro forma basis, after giving effect to the Offering and the application of the Offering proceeds, the Company estimates that it will have outstanding indebtedness of $65.5 million, and aggregate borrowing capacity of approximately $_________, under its existing Floor Plan Lines.

     In connection with the conversion by the Company from the LIFO Method of inventory accounting to the FIFO Method of inventory accounting, which will occur effective upon the closing of the Offering, the Company will incur an expense for deferred taxes, $1.5 million of which will become due in 1998.

     Net cash provided (used) by operating activities over the last three fiscal years, as detailed in the combined statements of cash flows, was $1.2 million, ($3.4) million and ($6.2) million in fiscal 1996, 1995 and 1994, respectively. Cash provided by operations resulted primarily from net income, depreciation and amortization, as well as increases in accounts payable and other current liabilities, offset by increases in inventory. For the three months ended March 31, 1997 and 1996, cash provided by operating activities was $3.6 million, and $7.8 million, respectively. In both quarters the Company experienced large decreases in inventories and receivables due to relatively modest sales in the fourth quarter of each year combined with increased sales activity in the first quarter. Receivables decreased as a result of increased efficiencies in the assignment of finance contracts.

     Net cash used in investing activities totaled $3.8 million, $0.8 million and $2.4 million in fiscal 1996, 1995 and 1994, respectively, and was primarily comprised of the purchase of dealerships and other fixed assets. In the first quarter of 1997, net cash used in investing activities was $0.2 million compared to $0.5 million in the first quarter of 1996, in each case attributable to purchases of fixed assets.

     Capital expenditures, excluding amounts paid in acquisitions, were $1.8 million, $0.8 million and $1.6 million in 1996, 1995 and 1994, respectively. The principal capital expenditures included the acquisition of new dealerships, building improvements and computer equipment for use in the Company's dealerships. Excluding the purchase price for the Recent Acquisitions and future acquisitions, the Company is anticipating total capital expenditures in the last half of 1997 to be approximately $5.0 million to, among other uses, fund land acquisition and start-up costs for its first Driver'sMart/trademark/ superstore, construct a new collision repair facility in Tallahassee and construct a new dealership facility for Whitehead Ford. The Company expects to increase its capital expenditures over the next few years as part of its acquisition and growth strategy.

     Net cash provided by financing activities totalled $6.2 million, $6.2 million and $9.6 million in fiscal 1996, 1995 and 1994, respectively, and consisted primarily of net borrowing under the Floor Plan Lines and temporary bank overdrafts. The Company used cash of $3.9 million in financing activities in the first quarter of 1997 compared to $7.6 million in the comparable period in 1996, mainly due to reductions of debt under the Floor Plan Lines as inventories decreased.

     The Company believes that cash flow generated from future operations, the availability of borrowings under the Floor Plan Lines (or any replacements thereof) and its other credit arrangements, and the proceeds from the Offering will be sufficient to fund its debt service and working capital requirements, capital expenditures and seasonal operating requirements, including its currently anticipated internal growth for the foreseeable future. The Company expects to fund any future acquisitions from its future cash flow, additional bank financing, or common stock issuances. There can be no assurance that additional financing can be obtained on terms favorable to the Company, or that the Company will be able to use its common stock to fund any future acquisitions. See "Risk Factors--
Need for Capital; Financing of Acquisitions; Possible Dilution Through Issuance of Stock."

                                    BUSINESS

OVERVIEW

     First Team is a leading automotive retailer in the greater Orlando and Tallahassee, Florida markets. The Company owns and operates seven automobile dealerships in Orlando and three dealerships in Tallahassee and is acquiring three additional dealerships in Orlando, Bradenton and Panama City, Florida. The Company sells new and used cars and trucks, offers related financing, insurance and extended service contracts, performs automotive maintenance, warranty, paint and repair services, and sells replacement parts. First Team, which had retail sales of approximately 11,400 new and 9,300 used vehicles in 1996, offers customers in its markets a broad range of new vehicle brands, including Ford, Chevrolet, Chrysler, Plymouth, Jeep, Eagle, Cadillac, Oldsmobile, Infiniti, Mitsubishi and Acura. In 1996, First Team ranked number one among new vehicle dealerships in retail unit sales of vehicles in both the Orlando and Tallahassee markets. After giving effect to the Reorganization and the Recent Acquisitions, the Company's 1996 market share among new vehicle dealers would have been 13.6% in Orlando, 27.8% in Tallahassee, 21.8% in Panama City, and 18.0% in Bradenton, in each case based on retail unit sales of new and used vehicles. The Company has also been awarded the exclusive Driver's Mart/trademark/ used vehicle superstore franchise for the greater Orlando market, and expects to open its first superstore in 1998.

     The Company was founded in 1974 by Don Mealey, its principal shareholder and chief executive officer. Mr. Mealey has over forty years of experience in the automotive retailing industry, and the First Team dealership general managers each have at least ten years of automotive retailing experience. Mr. Mealey and his management team have been recognized by various regional and national industry organizations for quality and performance and, in recognition of their standing in the industry, have served in the past five years on manufacturer dealer councils for Ford, Chevrolet, Infiniti, Mitsubishi, and Acura. First Team's management also has substantial experience in managing, acquiring and integrating new vehicle dealerships and, during the last five years, the Company has acquired four dealerships and has been granted five new franchises by manufacturers.

     First Team has increased its sales over the past five years from $210.9 million in 1992 to $449.4 million in 1996, primarily as a result of acquisitions. After giving effect to the Reorganization and the Recent Acquisitions, the Company would have had $657.6 million in revenues in 1996, and retail unit sales of approximately 17,000 new vehicles and 13,000 used vehicles. The Company believes that, based on pro forma revenues, First Team would have ranked as one of the 25 largest dealership groups in the United States in 1996.

     First Team intends to continue to expand its operations by acquiring additional dealerships within and outside its current markets. In the current industry environment, the Company believes that an opportunity exists for companies with significant equity capital to acquire additional dealerships on favorable terms. See "--Industry Dynamics." The Company also expects to generate additional growth by developing Driver's Mart/trademark/ used vehicle superstores and expanding its higher-margin sales of collision repair services and wholesale parts.

     First Team has developed and implemented several operating strategies which it believes provide significant competitive advantages. The Company offers numerous brands of new vehicles in order to appeal to consumers in a wide range of income levels, while also emphasizing sales of used vehicles which typically provide higher margins. By maintaining a significant presence in each of its markets, the Company benefits from economies of scale and enhances its name recognition and reputation among customers. First Team also uses computer-based systems in all of its operations in order to improve customer service and enhance dealership performance, and compensates its dealership general managers and sales and service personnel through programs that reward profitability and customer satisfaction.

GROWTH STRATEGY

     The Company's objective is to expand its business by acquiring additional dealerships, developing Driver's Mart/trademark/ used vehicle superstores, and capitalizing on the Company's size to increase sales of higher-margin products and services that are not directly related to the new vehicle cycle.

/bullet/ ACQUIRE ADDITIONAL DEALERSHIPS. The Company plans to acquire additional dealerships in markets where the Company has or can achieve a significant market presence.

    /bullet/ ACQUISITIONS IN NEW MARKETS. First Team plans to expand into new geographic markets by acquiring dealerships with an established market presence. The Company expects that these acquisitions will initially be in markets with favorable demographic trends in the Southeast and Mid-Atlantic states, but the Company may consider other attractive opportunities outside these areas. Generally, the Company will seek to retain the acquired dealership's operational management, and thereby benefit from their market knowledge, name recognition and local reputation. Moreover, the Company anticipates that the management team at the acquired dealerships will enable the Company to identify more effectively additional acquisition opportunities and grow more rapidly in new markets. The Company does not intend to enter a geographic market unless it believes it can achieve a significant market presence and realize economies of scale. These operating efficiencies are expected to include advertising cost savings, improvements in marketing and inventory management (particularly with respect to used vehicles) and lower employee benefit costs as a result of administering a single employee benefits plan. Certain dealership functions can be consolidated on a regional basis to realize efficiencies in areas such as accounting and management information systems, as well as personnel administration. In Orlando and Tallahassee, for example, the Company has consolidated many of its accounting and manufacturers' financial reporting responsibilities, eliminating duplicative functions at the individual dealership level. In addition, the Company expects to realize economies of scale from being one of the largest dealership groups in the country. Such benefits include lower borrowing costs due to additional leverage with lenders and cost savings from volume purchase contracts.

    /bullet/ IN-MARKET ACQUISITIONS. First Team also intends to acquire additional dealerships in the markets in which it operates when it believes that such acquisitions will produce additional operating efficiencies. In-market acquisitions will also increase the Company's market share, promote increased name recognition and provide the Company with better opportunities for repeat and referral business.

              The Company believes that there will also be opportunities to improve certain areas of the acquired dealerships' operations. First Team has experience in acquiring dealerships and implementing its operating strategies to improve the performance and profitability of dealerships following their acquisition. For each acquisition, management will conduct a comprehensive analysis of the acquired dealership and will focus on any under-performing departments that it believes will yield operating and profitability improvements. The Company believes that the discipline it maintains in the acquisition process, the excellent relationships it has with manufacturers and its management's contacts and reputation in the dealership community have been critical elements in its successful history of acquisition-driven growth. Although the Company plans to evaluate acquisitions on a case-by-case basis, its criteria for judging potential acquisition candidates include the dealership's profitability, the strength of the dealership's current management, the dealership's location, the reputation of the dealership with customers, the type and make of vehicles sold by the dealership, and the opportunities for the Company to implement its operating strategies at the dealership. See "Risk Factors--Dependence on Acquisitions for Growth; Risks of Acquisitions."

/bullet/ DEVELOP DRIVER'S MART/trademark/ USED VEHICLE SUPERSTORES. First Team recently acquired an exclusive franchise to establish and operate Driver's Mart/trademark/ used vehicle superstores in the greater Orlando market. The Company intends to open its first Driver's Mart/trademark/ superstore in 1998 and, depending on the success of its first store, two additional superstore facilities by 2001. Each Driver's Mart/trademark/ superstore will offer a broad range of low-mileage, late-model used vehicles, in a buyer-friendly environment designed to promote customer satisfaction and loyalty.

 Driver's Mart/trademark/ features "no haggle" pricing and vehicle quality policies which include a comprehensive quality inspection of each vehicle and any reconditioning necessary to bring the vehicle up to Driver's Mart/trademark/ retail standards. Each superstore also provides a free one-year complete warranty, a 30-day exchange policy, and a three-day, 300 mile money-back guarantee on each vehicle sold. Driver's Mart/trademark/ offers a proprietary computer kiosk system which enables the customer to electronically search the entire vehicle inventory at the superstore, and provides a complete description of each vehicle's features, price and display location. In addition, the computer kiosk will allow the customer to access various finance and lease programs offered by different lenders, and submit a financing application electronically and receive a prompt response. First Team intends to cross-market the used vehicle inventories of its Driver's Mart/trademark/ superstores and its Orlando dealerships in order to offer customers the widest selection of used vehicles. See "Risk Factors--
     Driver's Mart/trademark/ Used Vehicle Superstores."

/bullet/ INCREASE SALES OF HIGHER-MARGIN PRODUCTS AND SERVICES. The Company intends to increase its sales of higher-margin products and services by expanding its collision repair and wholesale parts businesses.

    /bullet/ COLLISION REPAIR CENTERS. In 1996, the Company began implementing its strategy to expand its collision repair business by adding two new collision repair facilities in Orlando. An additional facility will be added in Tallahassee in the last quarter of 1997, and the Recent Acquisitions will provide further capacity. The Company has expanded its collision repair facilities from approximately 25,000 square feet at year-end 1995 to approximately 51,000 square feet at year-end 1996. After the completion of the Recent Acquisitions and the new Tallahassee facility, the Company expects to have a total of approximately 139,000 square feet of collision repair facilities in operation by year-end 1997. The Company intends to use this increased capacity to generate additional revenues from its collision repair business to provide for a more stable revenue stream and higher operating margins. In the Orlando area, First Team's body shops will be marketed under the name "Don Mealey Collision Repair Center."

    /bullet/ WHOLESALE PARTS. The Company's Dealer Agreements authorize the Company to distribute original equipment parts for all of the brands it represents. The Company plans to capitalize on its representation of numerous manufacturers by implementing a new strategy which it believes will increase sales of parts to wholesale customers in its existing markets and in new markets. As part of this strategy, the Company is considering the adoption of uniform policies at all of its dealerships with respect to pricing, returns and order processing, in order to improve service and delivery to its wholesale customers. In addition, First Team is evaluating a new program which is intended to achieve operating efficiencies and improve customer service by coordinating parts pickup and delivery by use of a fleet of radio equipped trucks. The Company also intends to introduce discount and incentive programs for its wholesale customers based upon the overall volume of parts purchased from all stores.

OPERATING STRATEGY

     The Company's operating goals are to establish and maintain customer loyalty in order to generate repeat and referral business and to achieve operating efficiencies which will enhance its financial performance. The Company seeks to realize these goals by implementing the following operating strategies.


/bullet/ OFFER A DIVERSE RANGE OF AUTOMOTIVE PRODUCTS AND SERVICES. First Team offers a broad range of automotive products and services, including a wide selection of new and used vehicles, vehicle financing and insurance programs, replacement parts and maintenance and repair services. First Team sells a diverse variety of new vehicles, including Ford, Chevrolet, Chrysler, Plymouth, Jeep, Eagle, Cadillac, Oldsmobile, Infiniti, Mitsubishi and Acura. The Company also offers used vehicles appropriate for customers with varying preferences within a broad range of income levels. Management believes that its brand and product diversity not only appeals to a wide variety of customers, but also minimizes the Company's dependence on any one manufacturer and reduces the Company's exposure to potential manufacturer supply problems and changes in consumer preferences. Moreover, the Company believes that it can enhance customer loyalty and retention by selling across dealerships as customer buying needs and preferences change over time. In 1996, the Company's new vehicle sales were comprised of 46.9% trucks and 53.1% cars, representing eleven domestic and foreign brands. After giving effect to the Reorganization and the Recent Acquisitions, the Company's new vehicle sales in 1996 would have been 53.5% trucks and 46.5% cars.

/bullet/ ESTABLISH A SIGNIFICANT MARKET PRESENCE IN EACH MARKET. The Company owns multiple dealerships in both the Orlando and Tallahassee markets, and will seek to acquire more than one dealership in each new market it enters in order to achieve a significant market share. After giving effect to the Reorganization and the Recent Acquisitions, First Team's 1996 market share among new vehicle dealers would have been approximately 13.6% in Orlando, 27.8% in Tallahassee, 21.8% in Panama City, and 18.0% in Bradenton, in each case based on retail unit sales of new and used vehicles.

/bullet/ MAINTAIN HIGH LEVELS OF CUSTOMER LOYALTY AND SATISFACTION. The Company emphasizes customer satisfaction throughout its organization and continually seeks to improve its reputation for quality and fairness, in order to secure long-term customer loyalty and ensure repeat and referral business. The Company's incentive compensation programs for its sales and service personnel are linked to customer satisfaction index ("CSI") scores maintained by manufacturers based on the results of customer surveys regarding a dealership's quality of service.

/bullet/ EMPHASIZE SALES OF HIGHER-MARGIN USED VEHICLES. In order to increase used vehicle sales, First Team has commenced marketing used vehicles on a consolidated basis in each geographic market, as "Don Mealey's Auto Network" in Orlando and under the "CarTrust" brand in Tallahassee. This program offers several convenient dealership locations in each market and access to First Team's entire inventory of used vehicles in the region from any one location through First Team's computerized inventory management system. In addition, a uniform warranty and customer benefits package applies to vehicles delivered at any location in each market. Under the program, (i) each dealership has on-line access to the entire used vehicle inventory of the Company's other dealerships within the region, (ii) the used vehicle inventory in each market is advertized and marketed together under a single, regional brand name, and (iii) the Company periodically coordinates off-site used vehicle sales events. First Team believes that this system facilitates the potential customer's search for, and purchase of, a vehicle since the customer needs only to visit one of the Company's dealerships within the region, read one of the Company's local advertisements or attend one of the Company's sales events to gain access to the entire First Team inventory in that market. The Company believes that its used vehicle marketing strategies increase sales within the Company's markets, and intends to implement these strategies as appropriate in new markets.

/bullet/ EMPLOY COMPUTER-BASED TECHNOLOGIES THROUGHOUT CORPORATE AND DEALERSHIP
         OPERATIONS. The Company believes that it has achieved operating efficiencies and cost savings by integrating computer- based systems into nearly all aspects of its operations. Through First Team's management information systems, senior management can access dealership data in "real time" to monitor financial performance and identify areas requiring management attention. Currently, the Company employs computer-based technology to consolidate its used vehicle advertising and marketing in each of its geographic markets. In the future, First Team will use its computer-based inventory management system to coordinate the marketing of its used vehicle inventory among its Orlando dealerships and the planned Driver's Mart/trademark/ superstore. The Company also plans to install software which will provide selected dealerships on-line access to a comprehensive list of available leases for various vehicles from lenders throughout the United States. Using such system, the dealership will be able to provide a customer with a broad array of lease payment alternatives and, consequently, appeal to a term buyer who is trying to purchase a vehicle of choice at or below a specific monthly payment.

/bullet/ ALIGN MANAGEMENT'S INTERESTS WITH STOCKHOLDERS THROUGH INCENTIVE BASED
         PROGRAMS. First Team has historically offered its general managers an equity stake in the dealerships that they manage. After the Offering, the general managers, who have primary responsibility for decisions relating to inventory, advertising, pricing and personnel, will own an
         aggregate of     % of the Company's outstanding Common Stock and will
         hold options to purchase additional Common Stock. See "Management." Each general manager is also eligible for an annual bonus based on the profitability of the managed dealership. The Company believes that its incentive based programs encourage coordinated efforts among its dealerships and that the Company as a whole benefits from this system through the sharing of "best practices." For example, the First Team general managers in Orlando meet on a regular basis to exchange ideas on sales, service and other strategies, and assist each other in implementing the successful strategies at other dealerships. Management intends to offer stock-based incentives throughout the organization in an effort to enhance the Company's overall profitability.

/bullet/ DEVELOP AND RETAIN QUALIFIED MANAGEMENT. The Company continually seeks to develop and retain qualified personnel and promote talented employees to assume more responsible positions in the First Team organization. Excluding the three Recent Acquisitions, the Company's dealership managers have been employed by the Company for an average of approximately ten years and all but one of the dealership managers were promoted from within the First Team organization. See "Management--Other Key Personnel." The Company also increases employee dedication and motivation through its incentive compensation programs. The Company believes that its compensation and development programs provide competitive advantages by increasing employee loyalty, motivation and performance.

INDUSTRY DYNAMICS

     Automotive retailing, with approximately $640 billion in 1996 retail sales, is the largest consumer retail market in the United States, representing approximately eight percent of the domestic gross product based on data collected by NADA and the U.S. Department of Commerce. Retail sales of new vehicles, which are sold exclusively through new vehicle dealers, were approximately $328 billion. In addition, used vehicle retail sales in 1996 were estimated at $311 billion, with approximately $260 billion in sales by franchised and independent dealers and the balance in privately negotiated transactions. From 1992 to 1996, new vehicle sales have grown at an annual compound rate of 10.5%, while used vehicle sales have grown at a rate of 15.8% for retail used vehicle sales and 6.7% for wholesale used vehicle sales. This significant increase in sales revenue is primarily because the average price of a new vehicle has risen at a compound average rate of 6.2% from 1992 to 1996 and newer, higher-quality used vehicles now comprise a larger part of the used vehicle market. During this period, unit sales grew at rates of only 4.0% for new vehicles, 6.4% for retail used vehicles and 1.4% for wholesale used vehicles.

     The following table sets forth information regarding vehicle sales by new vehicle dealerships for the periods indicated.

                                                       UNITED STATES NEW VEHICLE DEALERS' VEHICLE SALES(1)
                                                -----------------------------------------------------------------
                                                   1992           1993         1994         1995         1996
                                                --------------   ----------   ----------   ----------   ---------
                                                             (UNITS IN MILLIONS; DOLLARS IN BILLIONS)
New vehicle unit sales  .....................          12.9           13.9         15.1         14.7         15.1
New vehicle sales(2)    .....................       $ 220.3        $ 253.3      $ 289.1      $ 301.2      $ 328.4
Used vehicle unit sales--retail  ............           9.3            9.9         10.9         11.5         11.9
Used vehicle sales--retail(2)    ............       $  77.1        $  90.7      $ 110.6      $ 126.9      $ 137.9
Used vehicle unit sales--wholesale  .........           6.9            6.4          6.9          7.0          7.3
Used vehicle sales--wholesale(2) ............       $  26.2(3)     $  24.3      $  27.9      $  30.4      $  33.9
Total vehicle sales  ........................       $ 323.6        $ 368.3      $ 427.6      $ 458.5      $ 500.2
Annual growth in total vehicle sales   ......            --           13.8%        16.1%         7.2%         9.1%

----------------

(1) Reflects new vehicle dealership sales at retail and wholesale. In addition, sales by independent retail used vehicle dealers were approximately $81, $100, $134, $130 and $122 billion, respectively, and casual used car sales were estimated at approximately $36, $33, $40, $52 and $51 billion, respectively, for each of the five years ended December 31, 1996.

(2) Sales figures are calculated by multiplying unit sales by the average sales price for the year.
(3) The NADA did not report the average sales price for wholesale transactions prior to 1993. As a result, the 1992 wholesale used vehicle sales was calculated using the 1993 average wholesale price for used vehicles.
Sources: NADA, CNW Market Research.

     In addition to new and used vehicles, dealerships offer a wide range of other products and services, including repair and warranty work, replacement parts, extended warranty coverage, financing and credit insurance. In 1996, the average dealership's revenue consisted of 57.7% new vehicle sales, 30.4% used vehicle sales, and 11.9% other products and services. As a result of intense competition for new vehicle sales, the average dealership generates the majority of its profits from the sale of used vehicles and other products and services, including finance and insurance, mechanical and collision repair, and parts and service. In 1996, for example, a used vehicle earned an average gross margin of 11.0% as compared to a new vehicle's average gross margin of 6.4%, in each case for sales by new vehicle dealerships. As is typical in the retailing industry, dealership profitability varies widely across different stores and, ultimately, profitability depends on effective management of inventory, competition, marketing, quality control and, most importantly, responsiveness to the customer.

     NEW VEHICLE SALES. Franchised dealership networks were originally established by automobile manufacturers for the distribution of their new vehicles. In return for exclusive distribution rights within specified territories, manufacturers exerted significant influence over their dealers by limiting the transferability of ownership in dealerships, designating the dealership's location, and managing the supply and composition of the dealership's inventory. These arrangements resulted in the proliferation of small, single-owner operations that, at their peak in the late 1940's, totaled almost 50,000. As a result of competitive, economic and political pressures of the 1970's and 1980's, significant changes and consolidation occurred in the automotive retail industry. One of the most significant changes was the increased penetration by foreign manufacturers and the resulting loss of market share by domestic car makers, which forced many dealerships to close or sell to better-capitalized dealership groups. According to industry data, the number of franchised dealerships has declined from approximately 25,000 dealerships in 1990 to approximately 22,000 in 1996. Although significant consolidation has taken place since the automotive retailing industry's inception, the industry today remains highly fragmented, with the largest 100 dealer groups generating less than 10% of total sales revenues and controlling less than 5% of all franchised dealerships.

     USED VEHICLE SALES. Sales of used vehicles have increased over the past five years, primarily as a result of the substantial increase in new vehicle prices and the greater availability of newer used vehicles due to the increased popularity of short-term leases. Like the new vehicle market, the used vehicle market is highly fragmented, with approximately 22,000 new vehicle dealers accounting for approximately $172 billion in 1996 sales. In addition, an even greater number of independent used car dealers accounted for approximately $122 billion in 1996 sales. Privately negotiated transactions accounted for the remaining 1996 sales, estimated at $51 billion. In addition, an increasing number of used vehicles are being sold by "superstore" outlets, which market only used vehicles and offer a wide selection of low mileage, popular models. In 1996, the top 100 new vehicle dealer groups accounted for less than 2% of used vehicle sales.

     INDUSTRY CONSOLIDATION. The Company believes that further consolidation is likely due to increased capital requirements of dealerships, the limited number of viable exit strategies for dealership owners, and the desire of certain manufacturers to strengthen their brand identity by consolidating their franchised dealerships. The Company also believes that an opportunity exists for dealership groups with significant equity capital, and experience in identifying, acquiring and professionally managing dealerships, to acquire additional dealerships for cash, stock, debt or a combination thereof. Publicly owned dealer groups, such as the Company, are able to offer prospective sellers tax advantaged transactions through the use of publicly traded stock which may, in certain circumstances, make them more attractive to prospective sellers.

DEALERSHIP OPERATIONS

     First Team has grown significantly during the past five years, primarily as a result of the successful acquisition and integration of new vehicle dealerships. Upon completion of the Reorganization and the Recent Acquisitions, the Company will own eight dealerships in the Orlando market, three in the Tallahassee market, one in Panama City and one in Bradenton. See "Recent Acquisitions." The following table sets forth the name, brands, year of acquisition, and location of each of the thirteen dealerships which will be owned by the Company after giving effect to the Reorganization and the Recent Acquisitions.

DEALERSHIP AND BRANDS                       YEAR
CURRENTLY REPRESENTED                      ACQUIRED      LOCATION(1)
---------------------------------------   -----------   --------------------------------------
Don Mealey                                 1974(2)       West Colonial Drive
Chevrolet-Geo and Oldsmobile                             Orlando

Don Mealey Mitsubishi(3)                    1984         West Colonial Drive
                                                         Orlando

Tallahassee Ford                            1988         Magnolia Drive and
(two locations)                                          West Tennessee Street
                                                         Tallahassee

Don Mealey Infiniti(3)                      1989         Interstate 4 and Lake Destiny Drive
                                                         North Orlando

World Chevrolet-Geo(3)                      1991         Highway 436
                                                         Orlando

Don Mealey Acura                            1992         Highway 17-92
                                                         Longwood

Tallahassee Mitsubishi(3)                   1992         Tennessee Street
                                                         Tallahassee

Tallahassee Chrysler-Plymouth               1994         Tennessee Street
                                                         Tallahassee

Don Mealey                                  1994         Highway 17-92
Cadillac-Oldsmobile                                      Sanford

Don Mealey's Seminole Ford                  1996         Highway 17-92
                                                         Sanford

Cook-Whitehead Ford(4)                      1997         West 15th Street
                                                         Panama City

Bill Graham Ford(4)                         1997         14th Street West
                                                         Bradenton

Royal Jeep-Eagle Chrysler-Plymouth(4)       1997         Highway 436
                                                         Casselbery

----------------

(1) Sanford, Longwood and Casselbery are suburbs of Orlando.
(2) Don Mealey Chevrolet was acquired in 1974 and the Oldsmobile dealership was established in 1995 pursuant to a new Dealer Agreement granted by GM.
(3) These dealerships were established by the Company pursuant to new Dealer Agreements granted by the relevant manufacturer.
(4) The Company will acquire Whitehead Ford, Graham Ford and Royal on or before the closing of the Offering.

     The Company believes that it has a successful record in integrating the dealerships it has acquired. As discussed above, it is the Company's policy to carefully review the acquired dealership's operations and to make changes that management expects to result in improved operating performance and profitability. Two of the Company's recent acquisitions serve as good examples of First Team's expertise at integrating and improving the operations of an acquired dealership.

     In the case of Seminole Ford, management determined that the dealership had been underperforming because it had been capital constrained and because it needed improved management. The Company replaced the general manager with one from another of its dealerships, who set up sales targets and hired additional salespeople to hit those targets. More technicians were also hired in order to increase vehicle service operations. In addition, the Company increased the dealership's inventory in order to have a greater selection of vehicles and to increase its sales. The Company also achieved significant savings by closing the dealership's small body shop and combining its operations with a body shop the Company had built at another nearby dealership. Overall, these changes had the effect of increasing the dealership's sales and profitability within the first six months of the Company's acquisition of the dealership.

     The Company was also able to make similar improvements at Tallahassee Chrysler-Plymouth. The Company's management team replaced every department manager and the general manager in order to improve the dealership's management practices and morale. The Company also invested in the refurbishment of the physical plant. In addition, the Company implemented a program to increase higher margin finance, insurance and other non-vehicle sales. As a result of these measures, the Company was able to significantly improve sales and profitability within the first six months of acquiring the dealership.

     The following table sets forth, for each of the Company's market areas, selected financial information for 1996 and for the quarter ended March 31, 1997. Amounts are shown on a pro forma basis, assuming the Reorganization and the Recent Acquisitions had been completed on January 1, 1996.

                                                                    FIRST TEAM DEALERSHIPS
                                       --------------------------------------------------------------------------------
                                       GREATER ORLANDO      TALLAHASSEE      PANAMA CITY      BRADENTON
                                          MARKET(1)           MARKET           MARKET          MARKET        TOTAL
                                       ------------------   --------------   --------------   -----------   -----------
                                                                        (IN THOUSANDS)
1996
New vehicle sales    ...............        $ 211,071          $  57,987         $ 32,998       $ 46,464      $ 348,520
Used vehicle sales   ...............          147,545             31,851           15,878         29,031        224,305
Other operating revenue (2)   ......           54,042             12,776            7,838         10,152         84,808
                                            ---------            -------         --------        --------      --------
 Total:  ...........................          412,658            102,614           56,714         85,647        657,633
Gross profit   .....................           54,644             14,950            9,542         10,699         89,835
Gross profit margin  ...............             13.2%              14.6%            16.8%          12.5%          13.7%
FIRST QUARTER 1997
New vehicle sales    ...............        $  52,323          $  13,267         $  6,397       $ 11,334      $  83,321
Used vehicle sales   ...............           35,332              9,217            4,249          7,238         56,036
Other operating revenue(2)    ......           14,434              3,081            1,863          2,520         21,898
                                            ---------            -------         --------        --------      --------
 Total:  ...........................          102,089             25,565           12,509         21,092        161,255
Gross profit   .....................           14,585              4,120            2,223          2,627         23,555
Gross profit margin  ...............             14.3%              16.1%            17.8%          12.5%          14.6%

----------------
(1) The greater Orlando market consists of Seminole, Orange and Osceola
    Counties.
(2) Consists primarily of parts, service, collision repair and F&I revenues.

     Each of the Company's dealerships is managed by a general manager who oversees all of the operations of that dealership. In addition, each dealership's new vehicle, used vehicle, parts and service, and finance and insurance ("F&I") departments have managers who supervise the employees in their departments and report to that dealership's general manager. All general managers report to the Company's senior management on a regular basis. The Company's senior management tracks the sales of each dealership on a weekly basis, and conducts a comprehensive financial and operational review of each dealership on a monthly basis. In addition to reporting directly to the general manager, the department managers of each dealership also work with the Company's central management staff, which includes specialists in parts and service operations and finance and insurance.

NEW VEHICLE SALES

     The Company's dealerships represent a wide selection of new vehicle brands, and sell the complete product line of cars, vans, trucks and sport utility vehicles offered by each such brand. Management believes that offering this brand and product diversity not only appeals to a wide range of customers, but also minimizes the Company's dependence on any one manufacturer and reduces the Company's exposure to potential manufacturer supply problems and changes in consumer preferences. In 1996, the Company sold approximately 11,400 new vehicles, generating revenues of $233.5 million, or 52% of the Company's total revenues. After giving effect to the Reorganization and the Recent Acquisitions, the Company would have sold approximately 17,000 new vehicles in 1996 and generated revenues of $357.4 million, or 53.3% of the Company's total pro forma revenues.

     The following table sets forth, by vehicle brand (and manufacturer), information relating to the Company's new vehicle sales during 1996, and on a pro forma basis, as if the Reorganization and the Recent Acquisitions had been completed January 1, 1996.

                                                               1996 NEW VEHICLE SALES
                                        ------------------------------------------------------------------
                                                     ACTUAL                            PRO FORMA
                                        ---------------------------------   ------------------------------
                                                         PERCENTAGE OF                       PERCENTAGE OF
                                        NEW VEHICLE       NEW VEHICLE       NEW VEHICLE      NEW VEHICLE
                                        UNITS SOLD        UNITS SOLD        UNITS SOLD        UNITS SOLD
                                        --------------   ----------------   --------------   -------------
VEHICLE BRAND/MANUFACTURER(1)
Ford   ..............................       4,320             38.5%             8,366             49.1%
Chevrolet-Geo (GM)    ...............       3,784             33.7%             3,784             22.2%
Chrysler-Plymouth (Chrysler)   ......         480              4.3%             2,375             14.0%
Mitsubishi   ........................         971              8.7%               971              5.7%
Infiniti (Nissan)(2)  ...............         595              5.3%               469              2.8%
Oldsmobile (GM)    ..................         390              3.5%               390              2.3%
Acura (Honda)   .....................         392              3.5%               392              2.3%
Cadillac (GM)   .....................         278              2.5%               278              1.6%

----------------

(1) Does not include Kia brand vehicles sold at two dealerships in 1996. Kia accounted for 234 unit sales, or 2.0% of the Company's new vehicle sales in 1996. The Company is selling its Kia dealerships which were unprofitable. See "-- Dealership Operations."
(2) Actual sales include Infiniti brand new vehicles sold in both the Orlando and Tallahassee markets. The Company is selling its Tallahassee Infiniti dealership which was unprofitable, but will retain Don Mealey Infiniti in Orlando. The Tallahassee Infiniti dealership sold 126 new vehicles in 1996. See "--Dealership Operations."

     The following table sets forth, for the periods shown, information with respect to the Company's new vehicle sales.

                                                                     NEW VEHICLE SALES(1)
                                ----------------------------------------------------------------------------------------------
                                                        YEAR ENDED DECEMBER 31,                            THREE MONTHS ENDED
                                ------------------------------------------------------------------------
                                    1992           1993           1994           1995           1996        MARCH 31, 1997
                                ------------   ------------   ------------   ------------   ------------   -------------------
                                                        (DOLLARS IN THOUSANDS EXCEPT PER UNIT AMOUNTS)
Unit sales ..................         7,427          9,242         10,778          9,664         11,444              2,683
Sales revenue ...............     $ 120,401      $ 149,497      $ 193,099      $ 185,676      $ 233,520           $ 58,771
Gross profit  ...............     $   8,852      $  10,390      $  13,928      $  15,801      $  18,713           $  5,697
Gross profit margin .........           7.4%           6.9%           7.2%           8.5%           8.0%               9.7%
Gross profit per unit  ......     $   1,192      $   1,124      $   1,292      $   1,635      $   1,635           $  2,123

----------------
(1) Amounts shown do not give effect to the Reorganization or the Recent Acquisitions.

     The Company purchases most of its new vehicles from the manufacturers it represents. Manufacturers generally allocate new vehicles to dealerships based on the amount of vehicles sold by the dealership and sold in the dealership's markets. At certain times, the Company's total sales of new vehicles may be adversely affected by a manufacturer's inability or unwillingness to furnish one or more dealerships with an adequate supply of models popular in the Company's markets. For example, the Company's inability to receive its desired allocation of certain popular Chevrolet trucks has adversely affected sales of its Chevrolet dealerships since 1995. In certain cases the Company trades vehicles with other dealerships in order to obtain new vehicle models which are not available from the manufacturer or to meet specific customer preferences. See "Risk Factors--Dependence on Manufacturers."

USED VEHICLE SALES

     The Company sells a variety of makes and models of used cars, vans, trucks and sport utility vehicles at its dealerships. The Company emphasizes retail sales of used vehicles in order to offer a wider variety of vehicles and to benefit from the higher margins associated with used vehicle sales. The Company's used vehicle sales have grown from $61.4 million, or 29.1% of the Company's total revenues in 1992, to $156.7 million, or 34.9% of the Company's total revenues in 1996. After giving effect to the Reorganization and the Recent Acquisitions, First Team's 1996 revenues from used vehicle sales would have been $227.5 million, or 34.6% of total revenues.

     The Company sells used vehicles to retail customers and, in the case of vehicles in poor condition or vehicles which have not sold within a specified period of time, to other dealers and to wholesalers. As the table below reflects, sales to dealers and wholesalers are frequently close to or below cost and therefore affect the Company's overall gross profit margin on used vehicle sales. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." The following table sets forth, for the periods indicated, information regarding the Company's used vehicle sales.

                                                                          USED VEHICLE SALES
                                     ------------------------------------------------------------------------------------------
                                                             YEAR ENDED DECEMBER 31,                         THREE MONTHS ENDED
                                     -----------------------------------------------------------------------
                                         1992          1993          1994          1995           1996         MARCH 31, 1997
                                     ------------- ------------- ------------- -------------- -------------- ------------------
                                                            (DOLLARS IN THOUSANDS EXCEPT PER UNIT AMOUNTS)
Retail units sold ..................       4,916         6,228         8,902          8,437          9,287            2,205
Retail sales   .....................     $46,163       $61,443      $ 99,036       $108,104       $123,018          $28,648
Retail gross profit  ...............     $ 4,915       $ 5,646      $  9,525       $ 10,274       $ 12,916          $ 3,717
Retail gross margin  ...............        10.6%         9.2%          9.6%           9.5%           10.5%            13.0%
Retail gross profit per unit  ......     $   999       $   907      $  1,070       $  1,218       $  1,391          $ 1,686
Wholesale units sold ...............       4,631         5,756         6,993          7,094          7,332            2,384
Wholesale sales   ..................     $15,289       $19,488      $ 26,703       $ 31,671       $ 33,722          $10,934
Wholesale gross profit  ............     $  (297)      $  (310)     $   (559)      $   (889)      $   (904)         $  (198)
Wholesale gross margin  ............        (1.9%)        (1.6%)        (2.1%)         (2.8%)         (2.7%)           (1.8%)
Wholesale loss per unit ............     $   (64)      $   (54)     $    (80)      $   (125)      $   (123)         $   (83)
Total units sold  ..................       9,547        11,984        15,895         15,531         16,619            4,589
Total sales ........................     $61,452       $80,931      $125,739       $139,775       $156,740          $39,582
Total gross profit   ...............     $ 4,618       $ 5,336      $  8,966       $  9,385       $ 12,012          $ 3,519
Total gross margin   ...............         7.5%         6.6%          7.1%           6.7%            7.7%             8.9%
Total gross profit per unit   ......     $   484       $   445      $    564       $    604       $    723          $   767

     The Company acquires its used vehicles through customer trade-ins, at "closed" auctions which may be attended only by new vehicle dealers and which offer off-lease, rental and fleet vehicles, and at "open" auctions which offer repossessed vehicles and vehicles being sold by other dealers. The Company sold approximately 55.9% of its used vehicles to retail purchasers in 1996.

     Each dealership's used vehicle manager is responsible for the purchasing and pricing of the used vehicle inventory. By monitoring prior sales and market trends, each of the Company's dealerships seeks to develop a "profile" of the used vehicle which is most likely to be sold quickly and profitably by such dealership. Generally, vehicles meeting the dealership's profile are marketed by the dealership to retail customers, while vehicles which do not meet the profile are sold at wholesale to other dealerships or through the auto auctions. Vehicles which are not sold after 60 days are first offered to other dealerships owned by the Company and then are sold at wholesale to unaffiliated dealerships or through auto auctions.

     In 1996, in order to increase used vehicle sales, First Team commenced marketing used vehicles on a consolidated basis in each geographic market, as "Don Mealey's Auto Network" in Orlando, and under the "CarTrust" brand in Tallahassee. This program offers several convenient dealership locations in each market, and access to First Team's entire inventory in the region from any one location through First Team's computerized inventory management system. In addition, a uniform warranty and package of customer benefits also applies to cars and trucks delivered at any location in each market. Under this program, each dealership has on-line access to the entire used vehicle inventory of the Company's other dealerships within the region, and the aggregate used vehicle inventory is advertised and marketed together under a single regional brand name. In addition, the Company combines its inventory in each region regularly in order to conduct special sales, away from its dealership locations, where the Company presents a large selection for its customers.

     First Team believes that its marketing system facilitates the potential customer's search for, and purchase of, a vehicle since the customer needs only to visit one of the Company's dealerships within the region, read one of the Company's local advertisements, or attend one of the Company's sales events to gain access to the entire First Team inventory in that market. The Company believes that its consolidated used vehicle marketing strategies increase used vehicle sales within the Company's markets, and intends to implement these strategies in appropriate new markets.

DRIVER'S MART/trademark/ SUPERSTORES

     First Team recently acquired an exclusive franchise to establish and operate Driver's Mart/trademark/ used vehicle superstores in the greater Orlando market. Each Driver's Mart/trademark/ superstore will offer a broad range of low-mileage, late-model used vehicles, in a buyer-friendly environment which is designed to promote customer satisfaction and loyalty. The Company intends to open its first Driver's Mart/trademark/ superstore in 1998 and, depending on the success of the first store, two additional superstore facilities by 2001.

     Driver's Mart/trademark/ features "no haggle" pricing, and vehicle quality policies which include a comprehensive quality inspection of each vehicle and any reconditioning necessary to bring the vehicle up to Driver's Mart/trademark/ retail standards. Each superstore also provides a free 30-day exchange policy, a one-year complete warranty and a three-day, 300 mile money-back guarantee on each vehicle sold. Driver's Mart/trademark/ offers a proprietary computer kiosk system which enables the customer to electronically search the entire vehicle inventory at the superstore, providing a complete description of each vehicle's features, price and display location. The computer kiosk will allow the customer to access various finance and lease programs offered by different lenders, and to submit a financing application electronically and receive a prompt response.

     Each Driver's Mart/trademark/ superstore features showroom and service facilities, as well as a large open vehicle display area. The Company expects that its Driver's Mart/trademark/ facilities will generally cover about eight to fifteen acres, and carry an inventory of 300 to 600 used vehicles which are typically two to five years old. The Company believes that its Driver's Mart/trademark/ facilities will be somewhat smaller than the facilities operated by its vehicle superstore competitors. See "--Competition."

     The Company intends to coordinate the operation of its Driver's Mart/trademark/ superstore and its new vehicle dealerships in order to offer customers in each of its market areas the widest selection of used vehicles. First Team's Orlando dealerships will employ the Company's computer system to access the inventory at the Driver's Mart/trademark/ superstores and cross market this inventory to dealership customers.

The Company anticipates that trade-ins from its new vehicle dealerships will serve as a source of additional inventory for the superstore, at a cost which should be lower than the average cost paid by other superstores for their inventory at auto auctions. In addition, the Company can acquire used vehicles through Driver's Mart's/trademark/ inventory sourcing services, and these vehicles can be sold at the Company's dealerships or at its superstores.

     The Driver's Mart/trademark/ concept was developed in 1996 by its franchisor, Driver's Mart/trademark/ Worldwide, Inc. ("Driver's Mart Worldwide"). The franchisor's strategy is to establish a national chain of independently owned used vehicle superstores which adhere to standard operating procedures. To that end, the franchisor has allocated franchise territories across the nation by awarding franchises to large dealerships or dealership groups such as the Company.

     In order to acquire its Driver's Mart/trademark/ franchise, First Team invested $50,000 to purchase 20,000 shares of Driver's Mart Worldwide common stock, or approximately 1.5% of the total currently outstanding. Pursuant to the Driver's Mart/trademark/ franchise agreement, the Company is required to pay the franchisor a sales fee of $200 for each vehicle sold through First Team's Driver's Mart/trademark/ superstores. Commencing May 1, 1997 and until the Company opens its first superstore, the Company must complete a minimum of 100 monthly transactions with Driver's Mart/trademark/ which may consist of (i) vehicles purchased through Driver's Mart Worldwide for resale through the Company's new vehicle dealerships, (ii) finance contracts assigned to a Driver's Mart/trademark/ source, or (iii) payment in cash of any shortfall amount calculated at the rate of $200 per transaction.

     First Team is currently evaluating potential sites for its first superstore. The Company estimates that it will incur approximately $7.5 million in land acquisition, construction and start-up costs for its first Driver's Mart/trademark/ superstore, including the cost of inventory, advertising, working capital, and other organizational costs. There can be no assurance that the Company will open any Driver's Mart/trademark/ locations as projected, or that it will be able to operate these facilities profitably. See "Risk Factors-- Driver's Mart/trademark/ Used Vehicle Superstores."

VEHICLE FINANCING AND INSURANCE

     The Company offers its customers a wide range of financing and leasing alternatives for the purchase of vehicles. In addition, as part of each sale, the Company offers customers life and disability insurance to cover the financed cost of the vehicle, as well as warranty or extended service contracts. During the past five years, the Company's revenue from financing, insurance and extended warranty (collectively, "F&I") transactions has grown from $4.0 million in 1992 to $9.2 million in 1996.

     The Company believes that its customers' ability to obtain financing at its dealerships significantly enhances the Company's ability to sell new and used vehicles. The Company provides a variety of financing and leasing alternatives in order to meet the specific needs of each potential customer. The Company believes its ability to obtain customer-tailored financing on a "same day" basis provides it with an advantage over many of its competitors, particularly smaller competitors which do not generate sufficient volume to attract the diversity of financing sources that are available to the Company. The Company plans to install software which will provide selected dealerships on-line access to a comprehensive list of available leases for various vehicles from lenders throughout the United States. The dealership will then be able to provide a customer with a broader array of lease payment alternatives and, consequently, appeal to a term buyer who is trying to purchase a vehicle of choice at or below a specific monthly payment. During 1996, the Company arranged for financing for approximately 72% of its new vehicle sales and 70% of its used vehicle sales.

     The Company assigns its vehicle financing contracts and leases to other parties, instead of directly financing sales, which reduces the Company's exposure to loss from financing activities. The Company receives a commission from the lender for originating and assigning the loan or lease but is assessed a chargeback fee by the lender if a loan is canceled, in most cases, within 120 days of making the loan. Early cancellation can result from early repayment because of refinancing of the loan, the sale or trade-in of the vehicle, or default on the loan. First Team establishes an allowance to absorb estimated chargebacks and refunds. The Company believes that its high volume of business makes the Company's retail contracts more attractive to lenders, which enables the Company to negotiate higher commission rates in contrast to lower volume dealerships.

     In order to increase the profitability of its finance activities, the Company participates as a limited partner in Premier Finance, Ltd., a limited partnership which finances consumer vehicle purchases. The Company commenced assigning finance contracts to Premier in July 1996. On vehicle loans and leases assigned to Premier, the Company has the opportunity to earn a residual profit in addition to the customary commission earned upon assignment of the finance contract to a third-party lender. However, the Company's exposure to loan losses is limited to its original $100,000 investment in Premier and the Company's share of any undistributed partnership profits. The Company believes that, through its investment in Premier, the Company can share in the profitability of its finance products with the assumption of a quantifiable risk. Moreover, such additional profit opportunities are available without increasing the cost paid by First Team's customer.

     In addition to its financing activities, the Company offers extended service contracts in connection with the sale of new and used vehicles. Extended service contracts on new vehicles supplement the warranties offered by the vehicle manufacturer, and on used vehicles, such contracts supplement any remaining manufacturer warranty or serve as the primary service contract on the vehicle. The extended service contracts sold by the Company are issued by third-party insurers that pay the Company a commission upon sale of the contract. In 1996, the Company sold extended service contracts on 34% and 44%, respectively, of its new and used retail vehicle sales. The Company also offers its customers credit life, health and accident insurance when they finance an automobile purchase, and receives a commission on each policy sold. Prior to the Reorganization, the Company owned a minority interest in a Bermuda insurance company which participated in the reinsurance of the life and disability insurance, and the extended service contracts, sold by the Company's dealerships. As part of the Reorganization, the Company disposed of its interest in this insurance company.

PARTS AND SERVICE

     PARTS. Each of the Company's dealerships sells factory-approved parts for the vehicle makes and models sold by that dealership. The Company sells parts:
(i) to its retail customers, as part of warranty, mechanical and collision repair services provided at the dealerships; and (ii) to wholesale accounts, which include independent mechanical and body repair garages, rental and commercial fleet operators, used unit auctions and various other users. The Company's revenues from sales of parts have increased from $12.5 million in 1992 to $25.5 million in 1996.

     Currently, each of the Company's dealerships employs its own parts manager and independently controls its parts inventory and sales. The Company uses a computerized tracking system to manage its inventory of vehicle parts. This system allows each dealership to monitor customer requests for parts not in stock, as well as the length of time each part has remained in inventory. First Team dealerships that sell the same new vehicle makes have access to each other's computerized inventories and frequently obtain unstocked parts from each other.

     The following table sets forth, for the periods shown, information regarding the Company's sales of parts.

                                                                        PARTS SALES
                                      ---------------------------------------------------------------------------------
                                                        YEAR ENDED DECEMBER 31,                   THREE MONTHS ENDED
                                      -----------------------------------------------------------
                                         1992        1993        1994        1995        1996       MARCH 31, 1997
                                      ----------- ----------- ----------- ----------- ----------- --------------------
                                                                   (DOLLARS IN THOUSANDS)
Retail sales ........................   $  8,263    $  9,440    $ 12,098    $ 14,466    $ 17,558         $ 4,769
Retail gross profit   ...............   $  2,777    $  3,094    $  4,022    $  4,902    $  5,935         $ 1,510
Retail gross profit margin  .........       33.6%       32.8%       33.2%       33.9%       33.8%           31.2%
Wholesale sales .....................   $  4,205    $  4,704    $  5,959    $  6,501    $  7,992         $ 2,096
Wholesale gross profit   ............   $    880    $    993    $  1,204    $  1,350    $  1,712         $   446
Wholesale gross profit margin  ......       20.9%       21.1%       20.2%       20.8%       21.4%           21.3%
Total sales  ........................   $ 12,468    $ 14,144    $ 18,057    $ 20,967    $ 25,550         $ 6,866
Total gross profit ..................   $  3,657    $  4,087    $  5,226    $  6,252    $  7,647         $ 1,956
Total gross profit margin   .........       29.3%       28.9%       28.9%       29.8%       30.0%           28.5%

     The Company plans to capitalize on its representation of numerous manufacturers in order to increase sales of factory authorized equipment and parts to wholesale customers in its existing markets and new markets. The Company is considering the adoption of uniform policies at all of its dealerships with respect to pricing, returns and order processing in order to improve service and delivery to its wholesale customers. In addition, First Team is evaluating a new program which is intended to achieve operating efficiencies and improve customer service by coordinating parts pickup and delivery by use of a fleet of radio equipped trucks. The Company also intends to introduce discount and incentive programs for its wholesale customers based upon the overall volume of parts purchased from all stores.

     SERVICE. The Company provides maintenance, warranty and mechanical repair services primarily for the vehicle makes sold by its dealerships but also repairs other makes of vehicles. The Company's mechanical repair service revenue (excluding collision repair) has grown from $9.8 million in 1992 to $20.7 million in 1996.

     The following table sets forth, for the periods indicated, information regarding the Company's vehicle maintenance, warranty and mechanical repair service operations, excluding collision repair services.

                                                                SERVICE OPERATIONS
                               ------------------------------------------------------------------------------------
                                                  YEAR ENDED DECEMBER 31,                      THREE MONTHS ENDED
                               -------------------------------------------------------------
                                  1992        1993         1994         1995         1996       MARCH 31, 1997
                               ---------   ----------   ----------   ----------   ----------   --------------------
                                                              (DOLLARS IN THOUSANDS)
Sales  .....................     $ 9,767    $10,587      $14,059      $17,083       $ 20,710          $ 5,269
Gross profit    ............     $ 5,443    $ 6,028      $ 7,953      $ 8,980       $ 10,894          $ 2,812
Gross profit margin   ......        55.7%     56.9%        56.6%        52.6%           52.6%            53.4%

     In an effort to enhance the efficiency of its service operations and to promote customer satisfaction, the Company employs varying service policies and procedures at each dealership, depending on the facilities and customer needs at that location. For example, at Don Mealey Chevrolet, the Company uses a team concept in servicing vehicles, and trains each team of service technicians to specialize in diagnosing and solving problems in particular models. At Don Mealey Infiniti, in order to enhance customer communications, customers deal directly with the technician assigned to the customer's vehicle. The Company continually reviews and adjusts its service operations to emphasize customer satisfaction and develop repeat and referral business.

     The Company regularly notifies customers, through direct mail and telephone, when their vehicles are due for periodic service, thereby encouraging preventive maintenance rather than repairing cars only after breakdowns. The Company regards its maintenance and service activities as an integral part of its overall approach to customer service, providing an opportunity to strengthen relationships with customers and deepen customer loyalty.

COLLISION REPAIR OPERATIONS

     In addition to vehicle maintenance, warranty and mechanical repair service operations, the Company operates collision repair facilities, or body shops, at certain of its dealerships and at one independent location. Since September 1996, the Company has built a 15,000 square foot collision repair facility at one of its Orlando dealerships, and acquired a 25,000 square foot collision repair facility on a five acre site in Orlando. First Team also expects to add a new collision repair facility in Tallahassee in the last quarter of 1997, and the Recent Acquisitions and will provide further body shop capacity. The Company has expanded its collision repair facilities from approximately 25,000 square feet at year-end 1995 to approximately 51,000 square feet at year-end 1996. After the completion of the Recent Acquisitions and the new Tallahassee facility, the Company expects to have a total of approximately 139,000 square feet of collision repair facilities in operation by year-end 1997. In 1996, collision repair revenue accounted for approximately 0.8% of the Company's revenue and 2.8% of the Company's gross profit.

     The following table sets forth, for the periods indicated, information regarding the Company's collision repair operations.

                                                         COLLISION REPAIR OPERATIONS
                               --------------------------------------------------------------------------------
                                               YEARS ENDED DECEMBER 31,                    THREE MONTHS ENDED
                               ---------------------------------------------------------
                                 1992        1993        1994        1995        1996       MARCH 31, 1997
                               ---------   ---------   ---------   ---------   ---------   --------------------
                                                            (DOLLARS IN THOUSANDS)
Sales  .....................     $ 2,837     $ 2,948     $ 2,942     $ 2,855     $ 3,741            $1,046
Gross profit    ............     $ 1,058     $ 1,205     $ 1,181     $ 1,184     $ 1,658            $  447
Gross profit margin   ......        37.3%       40.9%       40.1%       41.5%       44.3%             42.7%

     First Team initiated its strategy of substantial growth in its collision repair business as a result of what it believes to be a significant market opportunity. The Company's collision repair business provides favorable margins and, unlike vehicle sales, is not significantly affected by economic cycles or consumer spending habits. In addition, because of the higher cost of new vehicles, insurance adjusters are more hesitant to declare a vehicle a total loss, resulting in more significant, and higher cost, repair jobs. The Company believes that, because of the high capital investment required for collision repair shops, and the cost of complying with environmental and worker safety regulations, only large volume body shops will be successful in the future. See "--Government Regulation." Many dealerships in Florida have closed their body shops and are outsourcing this business to other dealerships and independent operators. The Company believes that this consolidation will continue and that it will be able to capitalize on this trend by expanding its collision repair business.

     The Company believes that its ability to offer customers a "one-stop shop" for repair services, as well as its strong dealer brand identity, will contribute to its growth in the collision repair business. First Team is able to offer customers a complete package of factory authorized parts and complete repair, painting and finishing services. As a result, the Company believes that its collision repair facilities will be an attractive alternative to insurance adjusters, other dealerships, rental car and other fleet operators, and consumers who seek to repair collision damage quickly and efficiently. The Company will capitalize on its dealer brand identity in each market to increase the name recognition and customer acceptance of its collision repair operations. For example, First Team's body shops in Orlando are marketed under the name "Don Mealey Collision Repair Center(s)."

SALES AND MARKETING

     The Company's marketing and advertising activities vary among its dealerships and among its markets. Generally, the Company advertises primarily through newspapers, radio and direct mail and regularly conducts special promotions designed to focus vehicle buyers on its product offerings. The Company also uses regional television advertising when deemed appropriate on a cost-benefit basis. The Company intends to continue tailoring its marketing efforts to the relevant marketplace in order to reach the Company's targeted customer base. Under arrangements with manufacturers, the Company receives a subsidy for a portion of its advertising expenses incurred in connection with a manufacturer's vehicles. Because of First Team's leading market presence in the Orlando and Tallahassee markets, First Team believes it has been able to realize significant cost savings on its advertising expenses due to volume discounts and other concessions from media. The Company also believes its consolidated marketing campaigns within particular markets result in enhanced name recognition and sales volume when compared with smaller competitors in the same market. First Team will seek to obtain such benefits in new markets by acquiring multiple dealerships and establishing a significant market presence.

     The Company is developing a computer-based program, known as "MVP", in order to more effectively serve the Company's substantial customer base. The program uses a database of information provided by customers that will enable the Company to offer each customer products, services and financing programs which are designed to meet the customer's specific needs and preferences. The MVP Program is being introduced at one of the Company's dealerships in Orlando, and if successful the program may be used in other dealerships.

RELATIONSHIPS WITH MANUFACTURERS

     Each of the Company's dealerships operates under a separate dealer agreement which governs the relationship between the dealership and the manufacturer. In general, each Dealer Agreement specifies the location of the dealership for the sale of vehicles and for the performance of certain approved services in a specified market area. The designation of such areas generally does not guarantee exclusivity within a specified territory. In addition, most manufacturers allocate vehicles on a "turn and earn" basis which rewards high volume. A Dealer Agreement requires the dealer to meet specified standards regarding showrooms, the facilities and equipment for servicing vehicles, inventories, minimum net working capital, personnel training, and other aspects of the business. The Dealer Agreement with each dealership also gives each manufacturer the right to approve the dealership's general manager and any material change in management or ownership of the dealership. Each manufacturer may terminate a Dealer Agreement under certain circumstances, such as a change in control of the dealership without manufacturer approval, the impairment of the reputation or financial condition of the dealership, the death, removal or withdrawal of the dealership's general manager, the conviction of the dealership or the dealership's owner or general manager of certain crimes, a failure to adequately operate the dealership or maintain wholesale financing arrangements, insolvency or bankruptcy of the dealership or a material breach of other provisions of the Dealer Agreement. In connection with the Offering, the Company is amending its Dealer Agreements to revise those provisions which would have prohibited the Company from selling its Common Stock to the public. See "Description of Capital Stock--Anti-Takeover Effect of Provisions in Dealer Agreements."

     The Company's Dealer Agreements with GM impose additional obligations on the Company. If following the Offering any person or entity acquires a controlling interest in the Company's Common Stock with the intention of acquiring additional shares or effecting a material change in the Company's business or corporate structure, and GM reasonably determines that such person or entity has interests which are incompatible with GM's interests or is not qualified to own a GM dealership, GM may require the Company to (a) transfer the assets of the Company's GM dealerships (Chevrolet, Geo, Cadillac and Oldsmobile) to a third party reasonably acceptable to GM, or (b) voluntarily terminate its Dealer Agreements with GM. The GM Dealer Agreements also prohibit the Company's GM dealerships from selling new vehicles of other manufacturers, and require that all of the officers of the Company, and of any Company subsidiaries which own GM dealerships, be approved by GM.

     Under its agreements with GM, the Company also agreed to comply with GM's Network 2000 Channel Strategy ("Project 2000"). Project 2000 includes a plan to eliminate 1,500 GM dealerships by the year 2000, primarily through dealership buy-backs and approval by GM of inter-dealership acquisitions, and encourages dealers to align GM divisions' brands as may be requested by GM. The agreements require that the Company's facilities meet certain standards set forth in the Project 2000 guidelines. The Company must bring any GM dealership acquired after the Offering into compliance with the Project 2000 plan within one year of the acquisition. Failure to achieve such compliance will result in termination of the Dealer Agreement and a buy-back of the related dealership assets by GM at net book value. The Company believes that this aspect of the agreements does not present a significant risk to its business, acquisition strategy or future operating results. The Company believes that all of its GM dealerships currently comply, in all material respects, with GM's guidelines.

     Under the Chrysler Dealer Agreements, Chrysler will be entitled to terminate the Company's Chrysler-Plymouth and Jeep-Eagle franchises if there is any change in the ownership of a controlling number of shares in the Company not approved by Chrysler. In addition, except for the acquisition of Royal, the Company cannot acquire any additional Chrysler dealership in the Company's markets without Chrysler's approval.

     First Team's Acura Dealer Agreement imposes additional restrictions on the Company. Pursuant to this agreement, a controlling interest in the Company cannot be transferred without the prior consent of the manufacturer, American Honda Motor Co. Inc. ("Honda"). Further, in no event may the percentage of Common Stock owned by the public exceed the aggregate percentage owned by persons who have been approved by Honda (i.e., First Team's management and stockholders prior to the completion of the Offering). If a person or entity not approved by Honda acquires a controlling interest in the Company, Honda will have the right to terminate the Dealer Agreement and/or purchase the Acura dealership from the Company at its fair market value. Honda will not approve the transfer of control of the Company to an entity which is not engaged predominately in the sale and service of new vehicles, or which has significant investments in companies that compete with Honda. Honda will also prohibit the Company from acquiring: (i) more than one Acura dealership in any metropolitan market area having two or more Acura dealerships; (ii) two Acura dealerships in any one of the six national Acura regions; (iii) three Acura dealerships nationally; or (iv) any Acura dealerships with contiguous territories. Similar restrictions apply to the ownership of multiple Honda dealerships. Acura and Honda dealerships may offer only new vehicles manufactured by Honda, and may not offer new vehicles manufactured by other automakers.

     Many automobile manufacturers are still developing or revising their policies regarding public ownership of dealerships. The Company believes that these policies will continue to change as more dealership groups sell their stock to the public, and as the established, publicly-owned dealership groups acquire more franchises. To the extent that new or amended manufacturer policies restrict the number of dealerships which may be owned by a dealership group, or the transferability of the Company's Common Stock, such policies could have a material adverse effect on the Company. See "Risk Factors--Control by Current Stockholders and Anti-Takeover Provisions" and "--Dependence on Manufacturers."

     Certain state statutes in Florida and other states limit manufacturers' control over dealerships. Under Florida law, notwithstanding any contrary terms in a dealer agreement, manufacturers may not unreasonably withhold approval for the sale of a dealership. Acceptable grounds for disapproval include material shortcomings in the character, financial condition or business experience of the proposed transferee. In addition, dealerships may challenge manufacturers' attempts to establish new dealerships in the dealer's markets, and state regulators may deny applications to establish new dealerships for a number of reasons, including a determination that the manufacturer is adequately represented in the area. Manufacturers must have "good cause" for any termination or failure to renew a dealer agreement, and an automaker's license to distribute vehicles in Florida may be revoked if, among other things, the automaker has forced or attempted to force an automobile dealer to accept delivery of motor vehicles not ordered by that dealer.

COMPETITION

     The retail automobile industry is highly competitive. The Company competes with franchised automobile dealers, private market buyers and sellers of used vehicles, independent used vehicle dealers, service center chains and independent service and repair shops. The Company also competes with regional and national car rental companies, which sell their used rental cars, and new used automobile "superstores," such as AutoNation and CarMax. In the future, new competitors may enter the automotive retailing market, including automobile manufacturers that may decide to open additional retail outlets or acquire other dealerships. Many of the Company's competitors are larger, and have greater financial and marketing resources, than the Company. In addition, the used vehicle superstores generally offer a greater and more varied selection of vehicles than the Company's dealerships. As the Company seeks to acquire dealerships in new markets, it may face significant competition (including competition from other publicly-owned dealer groups) as it strives to gain market share. See "--Industry Dynamics" and "--Dealership Operations."

     In the Orlando market, the Company competes with approximately fifty-six new vehicle dealerships and numerous other independent used car dealers. The Company also competes with a CarMax used vehicle superstore, located in close proximity to one of the Company's dealerships in Orlando, and will compete with an AutoNation superstore which is under construction in Orlando. In the Tallahassee market, the Company competes with approximately fifteen new vehicle dealerships and numerous other independent used car dealers. In the Panama City and Bradenton markets, the Company will compete with approximately nine and thirteen new vehicle dealerships, respectively, and numerous other independent used car dealers.

     Competition among new vehicle dealerships is primarily based on the marketing campaigns conducted by manufacturers, the ability of dealerships to offer a wide selection of the most popular vehicles, the location of dealerships, and the quality of customer service. Other competitive factors include customer preference for makes of automobiles, pricing (including manufacturer rebates and other special offers) and warranties. The Company believes that its dealerships are competitive in all of these areas.

     In addition to competition for vehicle sales, the Company also competes with other auto dealers, service stores, auto parts retailers and independent mechanics in providing parts and service. Competition in the parts and service business is primarily based on price, the use of factory-approved replacement parts, the familiarity with a dealer's makes and models, and the quality of customer service. A number of regional or national chains offer selected parts and service at prices that may be lower than the Company's prices.

     In arranging financing for its customers' vehicle purchases, the Company competes with a broad range of financial institutions. The Company believes that the principal competitive factors in offering financing are convenience, interest rates and contract terms.

     The Company's business will be affected by national and local auto-buying trends, and national and local economic factors. Currently, the Company sells its vehicles in the Orlando and Tallahassee, Florida markets and is acquiring dealerships in Panama City and Bradenton, Florida. Economic conditions and competitive pressures affecting these markets, or in any new markets the Company enters, could adversely affect the Company, although the retail automobile industry as a whole might not be affected. See "Risk Factors--Competition."

GOVERNMENT REGULATION

     The Company's operations are subject to extensive regulation under various federal, state and local laws and regulations, including various licensing requirements, and laws governing consumer protection, truth-in-lending, and workers' health and safety. Automobile dealers and manufacturers are also subject to so-called "Lemon Laws" which require a manufacturer or the dealer to replace a new vehicle or accept it for a full refund within one year after initial purchase if the vehicle does not conform to the manufacturer's express warranties and the dealer or manufacturer, after a reasonable number of attempts, is unable to correct or repair the defect. Federal laws require certain written disclosures to be provided on new vehicles, including mileage and pricing information. In addition, the financing and insurance activities of the Company are subject to certain statutes governing credit reporting, debt collection, and insurance industry regulation.

     The imported automobiles purchased by the Company are subject to United States customs duties and, in the ordinary course of its business, the Company may, from time to time, be subject to claims for duties, penalties, liquidated damages, or other charges. Currently, United States customs duties are generally assessed at 2.5% of the customs value of the automobiles imported, as classified pursuant to the Harmonized Tariff Schedule of the United States.

     The Company's business involves the use, handling and disposal of environmentally hazardous or toxic substances such as paint, motor oil, waste motor oil and filters, transmission fluid, tires and gasoline and diesel fuels. Accordingly, the Company is subject to regulation by federal, state and local authorities establishing health and environmental quality standards, and may be subject to liability or penalties for violations of those standards. The Company is also subject to laws, ordinances and regulations governing remediation of contamination at facilities it owns or operates or to which it sends hazardous substances or wastes for treatment, recycling or disposal. See "Risk Factors--Government Regulation; Environmental Matters."

     The Company believes that it is in compliance, in all material respects, with all laws affecting its business. However, there can be no assurance that the Company will continue to comply with all such laws, or with amended, new or more stringent laws and regulations which may be adopted in the future. Any such violation of law may result in penalties, possible revocation of the Company's licenses, and liability in private actions filed by injured parties. In addition, the future discovery of any environmental contamination or liability at any of the Company's facilities may cause the Company to incur significant expenses as a result thereof.

PROPERTIES

     The Company's principal executive offices are located at 350 S. Lake Destiny Drive, Suite 200, Orlando, FL 32810, and its telephone number is (407) 660-2224. The Company has seven dealerships in the Orlando area, three dealerships in the Tallahassee area, and is acquiring three dealerships in Orlando, Panama City and Bradenton, Florida. See "Recent Acquisitions." In addition, the Company operates one stand-alone collision repair facility in Orlando. All of the Company's dealerships are located along interstate highways or principal thoroughfares, which can be easily visited by prospective customers.

     Upon completion of the Reorganization and the Recent Acquisitions, the Company will own Whitehead Ford's main dealership facility and the Graham Ford dealership facilities, and will lease the other dealership facilities and its corporate offices. The following table sets forth, for each of the Company's facilities, the location, the owner/lessor, and the term and rental rate of the Company's lease for such facility. The Company believes that its facilities are adequate for its current needs.

                                                                                1997
                                                                               MONTHLY      EXPIRATION
FACILITY AND LOCATION                                 LESSOR                   RENT(2)        DATE
-------------------------------------   ------------------------------------   ---------   -----------
Don Mealey Chevrolet-Oldsmobile          Donald C. Mealey(1)                    $71,500     2007(3)
West Colonial Drive, Orlando

World Chevrolet(4)                       World Chevrolet, Ltd.(1)               $25,000     2007(3)
Highway 436, Orlando                     (improvements lease)

World Chevrolet(4)                       Argonaut Holdings, Inc.                $19,583     2000
                                         (land lease)
Don Mealey Infiniti(5)                   First Team Infiniti, Ltd.(1)           $25,000     2007(3)
Interstate 4 and Lake Destiny Drive
North Orlando

Don Mealey Infiniti(5)                   X-way, Inc.                            $ 9,551     1996

Don Mealey Mitsubishi                    Colonial Imports, Ltd.(1)              $23,285     2007(3)
West Colonial Drive, Orlando

Don Mealey Acura                         First Team Imports, Ltd.(1)            $25,500     2007(3)
Highway 17-92, Longwood

Don Mealey Cadillac-Oldsmobile           First Team Cadillac-Olds, Ltd.(1)      $39,375     2007(3)
Highway 17-92, Sanford

Don Mealey's Seminole Ford               Plant Fruit Company                    $25,000     2001
Highway 17-92, Sanford

Tallahassee Ford(6)                      Capital Circle Team Partners(1)        $17,500     2007(3)
Tennessee Street, Tallahassee

Tallahassee Ford(6)                      E.W. Richardson, F. Shaw               $24,000     1998
Magnolia Drive, Tallahassee              and S.C. Shaw

Tallahassee Mitsubishi                   Capital Circle Team Partners(1)        $ 7,500     2007(3)
Tennessee Street, Tallahassee

Tallahassee Chrysler-Plymouth            Capital Circle Team Partners(1)        $ 7,104     2007(3)
Tennessee Street, Tallahassee

Whitehead Ford(7)                        Cook Family Enterprises, Ltd.          $ 3,000     1999
                                         Cook Family Enterprises, Ltd.          $ 7,000     2002
                                         Scotty's Inc.                          $   750     2001
                                         Dees Estate                            $ 2,580     2001

Royal Jeep-Eagle Chrysler-Plymouth       Ray Tatum                              $40,000     2012
Highway 436, Casselbery

Don Mealey Collision Center              World Chevrolet, Ltd.(1)               $11,375     2007(3)
Hoffner Avenue, Orlando

First Team Corporate Offices             First Team Infiniti Ltd.(1)            $ 8,000     2007(3)
Interstate 4 and Lake Destiny Drive
North Orlando

----------------

(1) These lessors (the "Lessor Affiliates") are stockholders of the Company or partnerships beneficially owned by stockholders of the Company. See "Management" and "Principal Stockholders." The terms of the Affiliate Leases were determined by Don Mealey and management of the Company, and are not the result of arm's-length negotiations. Prior to the Reorganization, the Lessor Affiliates (other than Don Mealey) owned both the operating assets and the land and improvements of their respective dealerships. As part of the Reorganization, the operating assets of each such dealership were transferred to the Company and the Lessor Affiliates retained the dealership land and improvements. See "Certain Transactions" and "Risk Factors--Potential Conflicts of Interest."
(2) All of the Company's leases are "triple net" leases and require the Company to pay all real estate taxes, maintenance, and insurance costs for the property.
(3) Each of these leases provides for two renewal terms of five years each, at the option of the Company.
(4) The Company leases the land where World Chevrolet is located from Argonaut Holdings, Inc., a subsidiary of General Motors Corporation, and leases the dealership improvements from World Chevrolet, Ltd.
(5) The Company leases the main dealership facility for Don Mealey Infiniti from First Team Infiniti, Ltd., and leases an adjoining lot from X-way, Inc. on a month-to-month basis.
(6) Tallahassee Ford has two stores in Tallahassee, one at North Magnolia Drive and one at West Tennessee Street.
(7) Whitehead Ford owns its main dealership facility, leases a building and two lots from Cook Family Enterprises, Ltd., an affiliate of Charles Whitehead, and leases two vehicle display lots from Scotty's Inc. and The Dees Estate.

     Under the terms of its Dealer Agreements, the Company must maintain an appropriate appearance and design of its facilities and is restricted in its ability to relocate its dealerships. See "--Relationship with Manufacturers."

EMPLOYEES

     As of March 31, 1997, the Company employed 775 people, of whom approximately 120 were employed in managerial positions, 203 were employed in non-managerial sales positions, 329 were employed in non-managerial parts and service positions, and 109 were employed in administrative support positions. The Company is not a party to any labor agreements and none of its employees is represented by a labor union. The Company considers its relationship with its employees to be good and has not experienced any interruption of its operations due to labor disputes.

LITIGATION

     The Company is, from time to time, a party to litigation arising in the ordinary course of business. The Company is not presently subject to any legal proceedings which, in the opinion of management, could be expected to have a material adverse effect on the business, financial condition or results of operations of the Company.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The Board of Directors of the Company is divided into three classes, each of which, after a transitional period, will serve for three years, with one class being elected each year. Each director holds office until his or her successor is duly elected and qualified or until his or her resignation or removal, if earlier. Executive officers are appointed by, and serve at the discretion of, the Board of Directors. The following table sets forth certain information regarding the executive officers and directors of the Company. A summary of the background and experience of each executive officer and director is set forth in the paragraphs following the table.

                                                                                     YEAR ELECTED
                                                                                     OR APPOINTED
                                                                                   DIRECTOR/EXECUTIVE
         NAME                AGE                     POSITION                          OFFICER
-------------------------   ------   ------------------------------------------   --------------------
Donald C. Mealey             61       Chairman, President and Chief Executive            1974
                                      Officer
W. Warner Peacock            42       Executive Vice President, Chief                    1984
                                      Financial Officer and Director
Richard L. Higginbotham      58       Senior Vice President and Director                 1988
Ezra P. Mager                55       Vice Chairman and                                  1997
                                      Director of Corporate Strategy
Robert M. Kisselback         41       Vice President                                     1989


     DON MEALEY has been employed as Chief Executive Officer of the Company since he founded the Company in 1974. He has owned or managed automobile dealerships for the past twenty-nine years. During the past five years, Mr. Mealey served on various Manufacturer Advisory Boards for Infiniti, Acura, Mitsubishi and Cadillac. Mr. Mealey's initial term as a director of the Company will expire at the annual meeting of stockholders to be held in 2000. Don Mealey is the father of Kevin C. Mealey, the General Manager of Don Mealey Chevrolet-Oldsmobile. See "--Other Key Personnel."

     W. WARNER PEACOCK has been employed by the Company since 1984. Mr. Peacock has served as dealership controller and general manager, has been Chief Financial Officer since 1986, and has served as Executive Manager of certain First Team dealerships since 1995. Mr. Peacock's initial term as a director of the Company will expire at the annual meeting of stockholders to be held in 1999.

     RICHARD L. HIGGINBOTHAM has been employed since 1988 as the Chief Executive Officer of Tallahassee Motors, Inc., a subsidiary of the Company which owns the Tallahassee Ford dealerships. He has also served as Chief Executive Officer of Tallahassee Chrysler-Plymouth, Inc. since its acquisition by the Company in 1995. He has owned and managed automobile dealerships since 1982. From 1994 to 1997, Mr. Higginbotham served on the Board of Directors of the Ford Dealers Advertising Fund, and from 1990 to 1993 he served on the Ford Dealership Council for the Orlando Region. Mr. Higginbotham's initial term as a director of the Company will expire at the annual meeting of stockholders of the Company to be held in 2000. Richard Higginbotham is the father of Scott Higginbotham, the General Manager of Tallahassee Chrysler-Plymouth. See "--Other Key Personnel."

     EZRA P. MAGER joined the Company in April 1997 as Vice Chairman and Director of Corporate Strategy. From January 1996 to February 1997, Mr. Mager served as Vice Chairman of Cross-Continent Auto Retailers, Inc., a publicly-owned dealership group. From 1990 to January 1996, Mr. Mager was in charge of acquisitions for United Auto Group, Inc., one of the largest automobile dealership groups in the United States, and served as its Executive Vice Chairman from 1995 to January 1996. Prior to that time, Mr. Mager was an executive vice president and director of Furman Selz, Mager, Dietz & Birney,

Incorporated. Mr. Mager's initial term as a director of the Company will expire at the annual meeting of stockholders of the Company to be held in 1998. Mr.
Mager will be purchasing $1,000,000 (      shares) of Common Stock in the
Offering at the price to the public shown on the cover page of this Prospectus. In addition, Mr. Mager was issued, effective as of the closing of the Offering, shares of restricted Common Stock of the Company that will vest on a pro-rata basis over the three year term of his employment agreement. See "--Employment Agreements."

     ROBERT M. KISSELBACK has been employed by the Company since 1986. He has previously served as general sales manager and general manager of various First Team dealerships, and currently serves as Vice President in charge of the Company's finance and insurance operations.

     Upon completion of the Offering, all of the members of the Company's Board of Directors will be employees of the Company. No later than 90 days after the closing of the Offering, the Company intends to elect at least two directors who are neither officers nor employees of the Company or its affiliates ("Independent Directors"). At this time no candidate has been asked to serve as an Independent Director. Upon completion of the Offering, the Company's Board of Directors will not consist of a majority of Independent Directors and may not consist of such a majority in the future. See "Risk Factors--Lack of Independent Directors."

COMMITTEES OF THE BOARD

     The Board of Directors will establish a Compensation Committee and an Audit Committee upon the election of at least two independent directors. The Compensation Committee will review and approve compensation for the executive officers, and administer, and determine awards under, the Company's stock option plan any other incentive compensation plans for employees of the Company. See "--Stock Option Plan" and "--Incentive Compensation Plan." The Audit Committee will recommend the selection of auditors for the Company and will review the results of the audit and other reports and services provided by the Company's independent auditors.

COMPENSATION OF DIRECTORS

     The Company intends to provide competitive compensation to its non-employee directors and reimburse all directors for their reasonable out-of-pocket expenses incurred in connection with their attendance at Board meetings. Non-employee directors will also receive, pursuant to the Company's Stock Option Plan, options to purchase 1,000 shares of the Company's Common Stock upon their initial election to the Board of Directors and on the first business day following each annual meeting of the shareholders of the Company. The exercise price for options granted to non-employee directors will be the market value of the Common Stock on the date of grant. See "--Stock Option Plan."

OTHER KEY PERSONNEL

     The following table sets forth information regarding other employees of the Company which may be considered "Key Employees."

                                          YEARS WITH
NAME                             AGE      THE COMPANY      CURRENT POSITION
-----------------------------   ------   --------------   ---------------------------------
Thomas M. Downing   .........    43           18           General Manager
                                                           Royal
M. Douglas Etheridge   ......    41            9           General Manager
                                                           Seminole Ford
Whitney S. Gilman   .........    36           19           General Manager
                                                           Don Mealey Cadillac Oldsmobile
Edward Graham(1) ............    45           --           General Manager
                                                           Graham Ford
Scott L. Higginbotham  ......    33            5           General Manager
                                                           Tallahassee Chrysler-Plymouth
Clarence O. Kearce  .........    50           11           General Manager
                                                           World Chevrolet
John G. Lumpkin  ............    48            7           General Manager
                                                           Tallahassee Mitsubishi
Gary Martin   ...............    44           2            General Manager
                                                           Don Mealey Mitsubishi
Kevin C. Mealey  ............    37            7           General Manager
                                                           Don Mealey Chevrolet Oldsmobile
H. Carver Reeves(2)    ......    35           11           General Manager
                                                           Don Mealey Acura
Peter L. Wilson  ............    42            7           General Manager
                                                           Don Mealey Infiniti
Charles Whitehead(1)   ......    66           --           General Manager
                                                           Whitehead Ford

----------------

(1) These employees have been employed by the Company for less than one year. Messrs. Graham and Whitehead joined the Company in June 1997, in connection with the Company's acquisition of Graham Ford and Whitehead Ford. Mr. Graham has been employed by Graham Ford since 1972 and Mr. Whitehead has been employed by Whitehead Ford since 1960. See "Recent Acquisitions."

(2) Mr. Reeves' employment with the Company has not been consecutive.

     Each of the employees named in the table have entered into employment agreements with the Company, effective upon completion of the Offering, which provide for their employment through December 31, 2000. The agreements provide for base salaries ranging from $60,000 to $120,000, plus a bonus equal to ten percent of the net, pre-tax profit of the dealership or department managed by such employee. The agreements may be terminated by the Company at any time, with or without cause. If the Company terminates the agreement without cause the Company must pay the employee a severance payment equal to (i) one month's base salary, multiplied by (ii) the number of years the employee has been continuously employed by the Company or any of its predecessors or subsidiaries (but in no event shall the total severance payment exceed one year's salary). Each agreement prohibits the employee from competing against the Company for a period of three years following termination of his employment, for any reason, at any location within a fifty mile radius of any of the Company's dealerships or Driver's Mart/trademark/ superstores. If the Company terminates the employee without cause, First Team will be required to continue to pay base salary to the employee for so long as the Company elects to enforce the non-compete covenant in the agreement.

EXECUTIVE COMPENSATION

     SUMMARY COMPENSATION. The following table shows compensation paid to the Chief Executive Officer and each of the other executive officers who had total compensation during 1996 exceeding $100,000.

                          SUMMARY COMPENSATION TABLE

                                          ANNUAL COMPENSATION
                                        ------------------------
                                                                 ALL OTHER
NAME AND POSITION                         SALARY        BONUS    COMPENSATION
-------------------------------------   -----------   ---------- ------------
Donald C. Mealey   ..................    $300,000           --           --
Chairman, President and
Chief Executive Officer

W. Warner Peacock  ..................    $ 96,000     $234,566           --
Executive Vice-President,
Chief Financial Officer and Director

Richard L. Higginbotham  ............    $ 90,000     $570,289           --
Senior Vice President and Director

Robert M. Kisselback  ...............    $ 96,000     $ 76,751           --
Vice President

EMPLOYMENT AGREEMENTS

     The Company has entered into employment agreements with Messrs. Mealey and Peacock (the "Employment Agreements"), effective upon consummation of the Offering, which provide for an annual base salary and certain other benefits. Pursuant to the Employment Agreements, the 1997 base salaries of Messrs. Mealey and Peacock will be $500,000 and $300,000, respectively, subject in each case to annual increases based on increases in the consumer price index. The executives will also receive such additional increases as may be determined by the Compensation Committee. The Employment Agreements provide for the payment of annual performance-based bonuses through the Company's Incentive Compensation Plan, equal to a percentage of the executive's base salary, upon achievement by the Company of certain performance objectives, based on the Company's pre-tax income, to be established by the Compensation Committee. See "--Incentive Compensation Plan." Under the terms of the Employment Agreements, the Company will employ Messrs. Mealey and Peacock through December 31, 2000, which periods will be automatically extended for additional three-year periods until their respective Employment Agreements are terminated by the Company or the executive.


     Pursuant to the Employment Agreements, if Messrs. Mealey or Peacock are terminated by the Company without "cause" (as defined in each Employment Agreement), if the Company does not renew their employment upon the expiration of the original term or any renewal term, if the executive terminates the Employment Agreement for "good reason" (which includes a material breach by the Company under the agreement, or a material reduction in such executive's duties, responsibilities, or compensation), or if the executive resigns following a change in control of the Company, such executive will (i) be entitled to receive a cash lump sum payment equal to three times the executive's average annual compensation during the two years preceding the date of the termination; and
(ii) continue to receive health insurance benefits for himself and his family for a period of three years. The foregoing provisions of the Employment Agreements may have the effect of delaying or preventing a change in control of the Company. See "Risk Factors--Control by Current Stockholders and Anti-Takeover Provisions." In the event an executive's employment is terminated due to death or disability, such executive or his legal representative (as applicable) will be paid a cash lump sum payment equal to one and one-half times the executive's annual compensation during the two years preceding the date of termination, and the Company will provide health insurance benefits for the executive and his family for a period of three years. If any of the executives are terminated for cause, or if an executive resigns for any reason other than "good reason," disability or a change in control of the Company, the payment of compensation and benefits will cease as of the date of such termination. The Employment Agreements prohibit Messrs. Mealey and Peacock from competing with the Company, for a period of three years following the termination of their respective employment, at any location within a fifty mile radius of any of the Company's dealerships or used vehicle superstores.

     Richard L. Higginbotham and Robert M. Kisselback have entered into employment agreements with the Company, effective upon completion of the Offering, which provide for their employment through December 31, 2000. The agreements provide for a base salary of $120,000 for Mr. Higginbotham and $96,000 for Mr. Kisselback, plus a bonus based on the profitability of the dealership or department managed by such employee. The agreements may be terminated by the Company at any time, with or without cause. If the Company terminates the agreement without cause the Company must pay the employee a severance payment equal to (i) one month's base salary, multiplied by (ii) the number of years the employee has been continuously employed by the Company or any of its predecessors or subsidiaries (but in no event shall the total severance payment exceed one year's salary). Each agreement prohibits the employee from competing against the Company for a period of three years following termination of his employment, for any reason, at any location within a fifty mile radius of any of the Company's dealerships or Driver's Mart/trademark/ superstores. If the Company terminates the employee without cause, First Team will be required to continue to pay base salary to the employee for so long as the Company elects to enforce the non-compete covenant in the agreement.

     Pursuant to an agreement dated June 9, 1997, the Company employed Ezra P. Mager as Vice Chairman and Director of Corporate Strategy for a term expiring December 31, 2000. Mr. Mager will receive a salary of $20,000 per month and will be reimbursed for the reasonable costs of maintaining an office in New York, New
York. Mr. Mager will be purchasing $1,000,000 (      shares) of Common Stock in
the Offering at the price to the public shown on the cover page of this Prospectus. In addition, Mr. Mager was issued, effective as of the closing of
the Offering,       shares of restricted Common Stock of the Company (the
"Restricted Shares"). The Restricted Shares will vest on a pro-rata basis over a period of three years, so long as Mr. Mager remains employed by the Company. Until such shares vest, they may not be sold or otherwise transferred by Mr. Mager.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Because the Company was formed in 1997, it did not have a Compensation Committee for 1996. Following the appointment of at least two outside directors to the Company's Board, the Company intends to form a Compensation Committee and will appoint its two outside directors to the committee.

STOCK OPTION PLAN

     The Company has adopted a Stock Option Plan (the "Plan") which will be effective immediately prior to completion of the Offering. The purpose of the Plan is to provide employees (including officers), independent contractors, agents and directors of the Company with additional incentives by increasing their equity ownership in the Company. The Company has reserved a total of authorized but unissued shares of Common Stock for issuance under the Plan. These reserved shares represent 10% of the shares of Common Stock to be outstanding immediately after the Offering. Pursuant to the Plan, the Company has granted, subject to the closing of the Offering, options to purchase shares of Common Stock, or approximately 5% of the total outstanding after the Offering, exercisable at the initial public offering price set forth on the cover page of this Prospectus. Of these options, Messrs. Higginbotham,
Kisselback and Peacock were awarded options to purchase      ,       and
shares of Common Stock, respectively.

     The Plan authorizes the issuance of options which qualify as incentive stock options ("ISOs") under Section 422 of the Internal Revenue Code of 1986, as amended, as well as options that do not qualify as ISOs ("NSOs"), provided that ISOs may be granted only to employees.

     The Plan is intended to satisfy the conditions of Section 16 of the Securities Exchange Act of 1934, as amended, pursuant to Rule 16b-3 promulgated thereunder, which rule exempts certain short-swing gains from recapture by the Company. The Plan will be administered by the Compensation Committee of the Company's Board of Directors (the "Compensation Committee") which will be comprised exclusively of two or more "non-employee directors" within the meaning of Rule 16b-3. Subject to the terms of the Plan, the Compensation Committee will have the sole authority and discretion to grant options, construe the terms of the Plan and make all other determinations and take all other action with respect to the Plan.

     Under the Plan, an option to purchase 1,000 shares will be granted to each person who is a non-employee director of the Company on the effective date of the Plan and an option to purchase 1,000 shares will be granted to each person who is a non-employee director of the Company on the first business day following each annual meeting of shareholders of the Company. These non-employee director options shall terminate 10 years from the date of grant.

     The per share exercise price of an option shall be as determined by the Compensation Committee, provided that the exercise price of ISOs and NSOs may not be less than fair market value on the date of grant and the exercise price of NSOs granted to non-employee directors as part of the grant discussed in the preceding paragraph will be equal to the fair market value on the date of grant. Further, no person who owns, directly or indirectly, at the time of the granting of an ISO to such person, stock representing more than 10% of the total combined voting power of all classes of stock of the Company (a "10% Shareholder") shall be eligible to receive any ISOs under the Stock Option Plan unless the exercise price is at least 110% of the fair market value of the shares on the date of grant. The purchase price for shares acquired pursuant to the exercise of an option shall be paid as determined by the Compensation Committee and may consist of cash, check, promissory note, surrender of other shares of the Company's capital stock, or any combination thereof, or other payment permitted under law and by the Committee. The term of each option will be ten years from the date of grant or such shorter term as may be determined by the Committee, provided that the automatic grant to non-employee directors will have the term discussed above. In addition, in the case of an ISO granted to an employee who, immediately before the ISO is granted, owns stock representing more than 10% of the voting power of all classes of stock of the Company, the term of the ISO will be five years from the date of grant or such shorter time as may be provided by the Committee.

     Options granted under the Plan may not be sold, pledged or otherwise disposed of other than by will or by the laws of descent and distribution, except that in certain circumstances the Committee may grant NSOs that permit an optionee to transfer such options to his spouse or descendants, a trust established primarily for the benefit of the optionee and/or his spouse or descendants, or a charitable organization. Each of (i) the number of shares of Common Stock covered by each outstanding option, (ii) the number of shares of Common Stock which have been authorized for issuance under the Plan but as to which no options have yet been granted or which have been returned to the Plan upon cancellation or expiration of an option, (iii) the price per share of Common Stock covered by each outstanding option, (iv) the number of shares of Common Stock to be granted to non-employee directors pursuant to the Plan and
(v) the maximum number of Shares with respect to which options may be granted to any employee, will be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock resulting from a stock split, the payment of a stock dividend with respect to the Common Stock or any other increase or decrease in the number of issued shares of Common Stock effected without receipt of consideration by the Company.

     In the event of termination of employment other than by reason of retirement or as a result of the employee's resignation or termination by the Company for deliberate, willful or gross misconduct, the terminated employee's options will be exercisable within twelve months after such termination, or three months for ISOs (unless otherwise determined by the Compensation Committee), to the extent the option was exercisable as of the date of termination. Upon termination of employment by reason of retirement, such employee's options remain exercisable for thirty-six months thereafter, or three months in the case of ISOs, to the extent such options were exercisable on the date of such termination. In the event of the employee's resignation or termination of employment by the Company for deliberate, willful or gross misconduct, the terminated employee's options will be immediately cancelled and will not be exercisable, unless otherwise determined by the Compensation Committee. Upon termination of employment by reason of death, such optionee's options remain exercisable, subject to certain limitations by the optionee's legal representative or the person who acquired the right to exercise the option by bequest or inheritence, but only to the extent such options were exercisable as of the date of death (unless otherwise determined by the Compensation Committee). If an optionee dies either while employed by the Company or within three months after the termination of his employment, the options may be exercised within 36 months following the date of his death to the extent the options were exercisable at the date of the optionee's death. The exercise of any option after termination of employment may be subject to the condition that the optionee not engage in deliberate action which, as determined by the Compensation Committee, causes substantial harm to the interests of the Company or constitutes a breach of any obligation of the optionee to the Company. In no case may options be exercised later than the expiration date of the stock options originally specified in the option agreements. In the event of a Change-of-Control (as defined in the Plan) of the Company, all options then outstanding under the Plan will become immediately exercisable. See "Risk Factors--Control by Current Stockholders and Anti-Takeover Provisions."

     The Plan will expire in 2007 unless terminated earlier by the Board of Directors. No options granted under the Plan can be exercised more than 10 years from the date of grant, but ISO's issued to a 10% Shareholder are limited to a five year term. Shares subject to unexercised options that expire or that terminate upon an employee's ceasing to be employed by the Company become available again for issuance under the Plan.

     The Plan may be amended or terminated by the Committee without shareholder approval, except that no amendment which increases the maximum aggregate number of shares which may be issued under the Plan, except for an adjustment in connection with a change in capitalization, changes the class of persons who are eligible to participate in the Plan, materially increases the benefits accruing to the participants, or increases the maximum number of shares with respect to which options may be granted to any employee, may be made without the approval of the shareholders of the Company. No amendment or termination of the Plan will affect previously granted awards without the optionee's consent unless the Compensation Committee determines that such amendment is in the best interest of the shareholders or optionees.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     Holders of ISOs are not taxed until they sell the stock received upon exercise of the option. The difference between the sale proceeds and the ISO exercise price is treated as long term capital gain. Although no Federal income tax liability accrues to an optionee at the time an NSO is granted, the optionee must recognize ordinary compensation income in the year in which the NSO is exercised equal to the amount by which the fair market value of the purchased shares on the date of exercise exceeds the exercise price. The tax basis of such shares to such optionee will be equal to the exercise price paid plus the amount includible in the optionee's gross income, and the optionee's holding period for such shares will commence on the date on which the optionee recognizes taxable income in respect of such shares. Gain or loss upon a subsequent sale of any Common Stock received upon the exercise of an NSO generally would be taxed as capital gain or loss (long-term or short-term, depending upon the holding period of the stock sold). Certain additional rules apply if the exercise price for an NSO is paid in shares previously owned by the optionee.

     Subject to the applicable provisions of the Code and regulations thereunder, the Company will generally be entitled to an income tax deduction equal to the amount of ordinary compensation income the optionee recognizes in connection with the exercise of any NSO. The deduction will, in general, be allowed for the taxable year of the Company in which the participant recognizes such ordinary compensation income.

INCENTIVE COMPENSATION PLAN

     The Company's incentive compensation plan (the "Incentive Plan") is designed to motivate executive officers to achieve the Company's annual strategic goals. Incentive compensation is based on the Company's achievement of actual consolidated pre-tax income measured against objectives and other performance goals established by the Compensation Committee. Under the Incentive Plan, each participating employee is assigned a target bonus award that will be paid if these performance objectives are achieved. An employee's annual award cannot exceed $1,000,000. Awards are determined annually following determination of the Company's fiscal year-end results. The Incentive Plan is subject to amendment or termination at any time, but no such action may adversely affect any rights or obligations with respect to any awards theretofore made under the Incentive Plan.

EMPLOYEE SAVINGS PLAN

     The Company also sponsors a defined contribution profit-sharing plan (the "401(k) Plan"). All full-time employees of the Company who are at least 21 years old are eligible to participate in the 401(k) Plan on the first day of the quarter following the employee's date of hire. Under the Plan, each participant may, subject to the requirements and limitations imposed on 401(k) plans under the Code, elect to have up to 15% of his or her annual earnings deferred and contributed to the plan. Under the 401(k) Plan, the Company has agreed to contribute an amount equal to 50% of the employee's annual contributions up to a maximum of 4% of the employee's aggregate compensation. The 401(k) Plan also allows the Company to make other discretionary contributions, including profit sharing contributions, which will be administered by the Board of Directors or a committee thereof.

                            PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock upon consummation of the Reorganization and after giving effect to the Offering by: (a) each person who has granted the Underwriters an option to purchase shares of Common Stock if the Underwriters' over-allotment option is exercised (a "Selling Stockholder"), (b) each person (or group of affiliated persons) who is known to the Company to own beneficially more than 5% of the Common Stock, (c) each of the Company's directors and executive officers and (d) all directors and executive officers as a group. Except as indicated in the footnotes to this table, to the knowledge of the Company, the persons shown in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

                                                                                    NUMBER OF SHARES      PERCENT IF
                                           SHARES        PERCENT       PERCENT         SUBJECT TO       OVER-ALLOTMENT
                                        BENEFICIALLY      BEFORE        AFTER        OVER-ALLOTMENT         OPTION
BENEFICIAL OWNER(1)                       OWNED(2)       OFFERING    OFFERING(3)         OPTION          EXERCISED(4)
-------------------------------------- --------------- ------------ -------------- ------------------- ----------------
Donald C. Mealey(5) ..................
Albert M. Serra(6)  ..................
Richard L. Higginbotham(7)   .........
Clarence O. Kearce  ..................
W. Warner Peacock   ..................
M. Douglas Etheridge   ...............
Thomas M. Downing   ..................
Whitney S. Gilman   ..................
Peter L. Wilson  .....................
H. Carver Reeves .....................
John V. Verner, Sr. ..................
Robert M. Kisselback   ...............
Ezra P. Mager(8)    ..................
All directors and executive officers
 as a group (6 persons)(9)   .........

----------------

(1) The address for each beneficial owner is in care of First Team Automotive Corp., 350 S. Lake Destiny Drive, Suite 200, Orlando, FL 32810.
(2) Assumes completion of the Reorganization and the Recent Acquisitions.
(3) Assumes no exercise of the Underwriters' over-allotment option.
(4) Assumes that the Underwriters' over-allotment option is exercised in full.
(5) Consists of         shares owned by Mr. Mealey and         shares owned by
    trusts established for the benefit of Mr. Mealey's children.
(6) Consists of shares owned by Serra Investments Inc., a corporation beneficially owned by Mr. Serra.
(7) Consists of shares owned by the Higginbotham Family Limited Partnership, L.P., a partnership partly owned and controlled by Mr. Higginbotham.
(8) Consists of       restricted shares to be granted to Mr. Mager upon the
    completion of the Offering and       shares to be acquired by Mr. Mager in
    the Offering at the public offering price.
(9) Does not include           shares of Common Stock issuable upon the exercise
    of options granted immediately prior to the Offering, with an exercise price equal to the initial public offering price.

     Pursuant to the Underwriting Agreement, the Underwriters have agreed to purchase shares of Common Stock from the Selling Stockholders, if and to the extent the Underwriters' over-allotment option is exercised, in proportion to the Selling Stockholders' respective ownership interests is the Company.

                             CERTAIN TRANSACTIONS

REORGANIZATION

     Prior to the closing of the Offering, as part of the Reorganization (i) the Company will acquire all of the Dealership Assets, excluding Real Property; (ii) the Company will issue Common Stock in exchange for the Dealership Assets; and
(iii) certain of the Real Property will be retained by or distributed to the Lessor Affiliates named below. The amounts of Common Stock to be issued by the Company in the Reorganization were determined through negotiation among the parties to the Reorganization. Mr. Mealey will remain the principal stockholder of the Company immediately following the Reorganization and the Offering. See "Principal Stockholders."

     Prior to the Reorganization, the majority of the Real Property was owned by the same partnerships or corporations which owned the Dealership Assets. The Reorganization will separate the ownership of the dealership assets so that the Company will own the operating assets of each dealership, and the Lessor Affiliates, or third party lessors, will own the Real Property. The Lessor Affiliates are Don Mealey and certain partnerships beneficially owned by Mr. Mealey, Richard L. Higginbotham, Albert M. Serra, Clarence O. Kearce, and/or John V. Verner, Sr., all of whom are stockholders of the Company. Mr. Mealey and Mr. Higginbotham are officers and directors of the Company, and Mr. Kearce is the general manager of World Chevrolet. See "Management" and "Principal Stockholders."

     Pursuant to the Reorganization, Real Property with an aggregate book value of approximately $3.9 million as of March 31, 1997, will be retained by or distributed to the Lessor Affiliates. This property is subject to Mortgage Debt having an aggregate outstanding balance of approximately $3.7 million as of March 31, 1997. This Mortgage Debt, which is shown as a liability of the Company in the historical financial statements included in this Prospectus, will become the primary obligation of the Lessor Affiliates after the Reorganization. The Company will, however, remain responsible as a guarantor of the Mortgage Debt, and the operating assets of each dealership have been pledged to secure the Mortgage Debt which encumbers the Real Property leased by such dealership. See "Business--Properties."

     The terms of the Real Property transactions described above were determined by Mr. Mealey and management of the Company and are not the result of arm's length negotiations, although the Company believes that the terms of these transactions are fair to the Company. See "Risk Factors--Potential Conflicts of Interest."

AFFILIATE LEASES

     After the Reorganization, the Company will lease the Real Property from the Lessor Affiliates. The Affiliate Leases between the Company and the Lessor Affiliates provide for aggregate monthly rent payments of $261,000 during 1997, subject to increases based on increases in the consumer price index. Each of the Affiliate Leases expires in August 2007, and provides for two renewal options, in favor of the Company, each for a renewal term of five years. None of the leases provides the Company an option to purchase the leased property. The Affiliate Leases are "triple net" leases and require the Company to pay all real estate taxes, maintenance, and insurance costs for the property.

     After the acquisition of Whitehead Ford, the Company will lease a portion of such dealership's facilities from Cook Family Enterprises, Ltd., an affiliate of Charles Whitehead, the general manager of Whitehead Ford. The leases for such facilities (the "Cook Leases") provide for aggregate monthly rent payments of $10,000 during 1997, subject to increases based on increases in the consumer price index, and expire in 1999 and 2002. For additional information on the Company's facilities and leases, see "Business--Properties."

     From time to time, the Company leases, for corporate use, an aircraft owned by a corporation beneficially owned by Don Mealey. Pursuant to a lease agreement (the "Aircraft Lease"), the Company pays rental of $750 per hour, plus all fuel, pilot, operating and maintenance expenses. Rental paid by the Company under this lease during 1995 and 1996 totaled $26,923 and $48,660 respectively.

     The terms of the Affiliate Leases, the Cook Leases and the Aircraft Lease are not the result of arm's-length negotiations, although the Company believes that these leases contain terms which are not less favorable to the Company than the terms that would be available from third party lessors in the relevant market.

     Following the completion of the Offering, the Company intends to submit any agreements and transactions between the Company and its directors or principal stockholders and their affiliates to a committee of disinterested members of the Company's Board of Directors or to require approval of such transactions by a majority of the disinterested members of the Board of Directors. See "Risk Factors--Potential Conflicts of Interest."

GUARANTEE OF STOCKHOLDER LOAN

     Don Mealey Chevrolet, Inc., a subsidiary of the Company, has guaranteed a loan payable by Don Mealey to GMAC. The loan had an outstanding balance of $8,267,000 as of December 31, 1996, and is secured by a mortgage of the dealership land and improvements leased by Mr. Mealey to Don Mealey Chevrolet, Inc. See "Business--Properties." In addition, as security for its guaranty, Don Mealey Chevrolet, Inc. has granted GMAC a lien on the parts and accessories inventory, fixed assets, and receivables of Don Mealey Chevrolet.

PURCHASE OF GRAHAM FORD

     Two stockholders of the Company, John V. Verner, Sr. and Edward M. Verner, are partners in Graham Ford and sold their partnership interests to the Company in June 1997 as part of the Company's acquisition of this dealership. The aggregate purchase price for all the partnership interests is $12,050,000, subject to certain adjustments based on the book value of the dealership as of the date of closing. See "Recent Acquisitions" and "Principal Stockholders." The terms of this acquisition were determined by negotiation among management of the Company and the partners of Graham Ford.

OTHER MATTERS

     In June 1997, Mr. Mealey advanced the sum of $3,375,000 to the Company, as an acquisition loan, in order to fund a portion of the purchase price of the Recent Acquisitions. This loan will bear interest at the prime rate and will be payable on the earlier of: (i) August 1, 1998, or (ii) the closing of the Offering. The Company will repay this loan in full from the proceeds of the Offering. See "Use of Proceeds" and "Recent Acquisitions."

     W. Warner Peacock, an executive officer and director of the Company, has an outstanding loan payable to the Company arising from his purchase of securities in the Company. Interest on the loan accrues at the "prime rate" plus 1%, and is payable annually. Principal is payable in a single installment due on August 1, 1999. As of March 31, 1997, the total principal and interest outstanding under the loan was approximately $83,600.

     From time to time, the Company contracts with Automotive Information Systems, Inc., a corporation controlled by Don Mealey's son, Robert Mealey, to provide software development and consulting services. Amounts paid for such services totalled $48,356 and $73,211 during 1995 and 1996, respectively. Although the rates and terms of these services are not the result of arm's length negotiations, the Company believes that these services are provided at rates and on terms which are not less favorable to the Company than the terms available from unrelated third parties.

     The Company is entitled to deposit funds in certain deposit accounts maintained by its floor plan lenders (the "Floor Plan Accounts") in an amount up to 75% of the amount of inventory financed by the lender. The funds so deposited earn interest at a rate equal to the rate charged under the floor plan. Historically, the Company has permitted its employees (including its principal stockholders) to advance funds to the Company for the purpose of investing in the Floor Plan Accounts. The Company has acted only as an intermediary in this process. At December 31, 1996 and March 31, 1997, amounts deposited in the Floor Plan Accounts by the Company's principal stockholders totaled $3,206,127 and $2,916,727, respectively. Following completion of the Offering, the Company intends to deposit its funds in the Floor Plan Accounts before permitting its employees, including its principal stockholders, to make deposits into the accounts.

                         DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital consists of one hundred million shares of Common Stock, par value $.01 per share, and ten million shares of Preferred Stock, $.01 par value per share. No shares of Preferred Stock are outstanding as of the date of this Prospectus.

COMMON STOCK

     As of March 31, 1997, after giving effect to the Reorganization, shares of Common Stock were issued and outstanding. Immediately following the
Offering,           shares of Common Stock will be issued and outstanding.

     Holders of the Common Stock have one vote per share on matters to be voted upon by the stockholders of the Company. They do not have cumulative voting rights. As a result, the holders of more than 50% of the shares of the Common Stock will have the ability to elect all of the Company's directors. See "Risk Factors--Control by Current Stockholders and Anti-Takeover Provisions." Holders of the Common Stock may receive dividends when, as and if declared by the Board of Directors from any assets legally available therefor and may share ratably in the assets of the Company legally available for distribution to its stockholders in the event of the liquidation, dissolution or winding up of the Company, in each case subject to the rights of the holders of Preferred Stock. The Company does not intend to pay cash dividends on the Common Stock for the foreseeable future. See "Dividend Policy." Holders of the Common Stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of Common Stock are, and the shares of Common Stock being issued and sold hereby will be, when issued, fully paid and non-assessable. The rights, privileges, preferences and priorities of holders of the Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that the Company may designate and issue in the future.

     The Company intends to apply for listing of the Common Stock on the New York Stock Exchange, under the symbol "FTA".

PREFERRED STOCK

     The Board of Directors of the Company is authorized, without further shareholder action, to divide any or all shares of the authorized Preferred Stock into series and fix and determine the designations, preferences and relative rights and qualifications, limitations, or restrictions thereon of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. As of the date of this Prospectus, the Board of Directors has not authorized any series of Preferred Stock, and there are no plans, agreements or understandings for the authorization or issuance of any shares of Preferred Stock. The issuance of Preferred Stock with voting rights or conversion rights may adversely affect the voting power of the Common Stock, including the loss of voting control to others. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change of control of the Company without shareholder approval. See "Risk Factors-- Control by Current Stockholders and Anti-Takeover Provisions."

     As of the date hereof, the Board has not provided for the issuance of any series of Preferred Stock, and there are no agreements or understandings in effect which provide for the issuance of Preferred Stock.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BYLAWS
   AND DELAWARE LAW

  CERTIFICATE OF INCORPORATION AND BYLAWS

     The Company has included provisions in its Certificate of Incorporation and Bylaws to help assure fair and equitable treatment of the Company's stockholders if a person or group should seek to gain control of the Company in the future. Such provisions, which are described below, may make a takeover attempt more difficult, whether by tender offer, proxy contest or otherwise. These provisions may diminish the likelihood that a potential acquiror will make an offer for the Company's Common Stock, may prevent or delay a transaction which may be favored by the Company's stockholders, and may make it more difficult to remove the incumbent Board of Directors and management, even if such removal would benefit the stockholders.

     The Company's Board of Directors is divided into three classes, each of which, after a transitional period, will serve for three years, with one class being elected each year. Under the Delaware General Corporation Law, stockholders of a corporation with a classified board may remove a director only for cause. Under the Company's Certificate of Incorporation, an affirmative vote of the holders of at least two-thirds of the shares is required to remove a director for cause or amend or repeal the provisions related to the classified board. In addition, all stockholder action must be taken at a duly called meeting and not by a consent in writing. The Company's Bylaws provide that a special meeting of stockholders may be called only by the Chief Executive Officer, the Board of Directors, or at the request of shareholders owning a majority of the outstanding Common Stock. See "Risk Factors--Control by Current Stockholders and Anti-Takeover Provisions."

  DELAWARE TAKEOVER STATUTE

     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law. The statute generally prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless, prior to the date the stockholder became an interested stockholder, the Board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder or unless one of the two exceptions to the prohibitions is satisfied: (a) upon consummation of the transaction that resulted in such person becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation's voting stock outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, shares owned by certain directors or certain employee stock plans) or (b) on or after the date the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized by the affirmative vote (and not by written consent) of at least two-thirds of the outstanding voting stock excluding that stock owned by the interested stockholder. A "business combination", includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation), together with affiliates and associates, owns (or, as an affiliate or associate, within three years prior, did own) 15% or more of the corporation's outstanding voting stock. It is possible that these provisions may have the effect of delaying, deterring or preventing a change in control of the Company.

ANTI-TAKEOVER EFFECT OF PROVISIONS IN DEALER AGREEMENTS

     The Company's Dealer Agreements with several manufacturers permit the manufacturer to terminate the relevant agreement or agreements if a controlling interest in the Common Stock of the Company is acquired by a person or entity which has not been approved by the relevant manufacturer. See "Risk Factors--Concentration of Voting Power and Anti-Takeover Provisions" and "Business-- Relationships with Manufacturers." The change of control provisions in the Company's Dealer Agreements could discourage a third party from acquiring a significant equity position in the Company or from seeking control of the Company.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     The Company's Certificate of Incorporation and Bylaws contain certain provisions permitted under the Delaware General Corporation Law that limit the liability of directors. These provisions eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, such as the breach of a director's duty of loyalty, acts or omissions that involve intentional misconduct or a knowing violation of law, or any transaction from which a director derived an improper personal benefit. These provisions do not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws. The Company's Certificate of Incorporation and Bylaws also contain provisions indemnifying the directors and officers of the Company to the fullest extent permitted by the Delaware General Corporation Law. The Company believes that these provisions will assist it in attracting and retaining qualified individuals to serve as directors.

TRANSFER AGENT AND REGISTRAR

     The Company has appointed American Stock Transfer & Trust Company as the transfer agent and registrar for the Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the Offering, there has been no public market for the Common Stock. No information is currently available and no prediction can be made as to the timing or amount of future sales of shares, or the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock (including shares issuable upon exercise of stock options) in the public market after the lapse of the restrictions described below, or the perception that such sales may occur, could materially and adversely affect the prevailing market prices for the Common Stock and the ability of the Company to raise equity capital in the future. See "Risk Factors--Shares Eligible for Future Sale."

     After completion of the Offering, the Company will have           shares of
Common Stock outstanding. All of the           shares of Common Stock offered
hereby (          if the Underwriters' over-allotment option is exercised in full), will be freely tradeable without restriction or further registration under the Securities Act, unless purchased by "affiliates" of the Company, as that term is defined in Rule 144, described below. All of the shares of Common Stock held by the Company's current stockholders, are "Restricted Securities," as that term is defined in Rule 144, and may not be sold in the absence of registration other than in accordance with Rule 144 or another exemption from registration under the Securities Act.

     In general, under Rule 144 as currently in effect, any affiliate of the Company or any person (or persons whose shares are aggregated in accordance with the Rule) who has beneficially owned Common Stock which is treated as Restricted Securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of
the outstanding shares of Common Stock (approximately           shares based
upon the number of shares outstanding after the Offering) or the reported average weekly trading volume in the Common Stock during the four weeks preceding the date on which notice of such sale was filed under Rule 144. Sales under Rule 144 are also subject to certain manner of sale restrictions and notice requirements and to the availability of current public information concerning the Company. In addition, affiliates of the Company must comply with the restrictions and requirements of Rule 144 (other than the one-year holding period requirement) in order to sell Common Stock that are not Restricted Securities (such as Common Stock acquired by affiliates in market transactions). Further, if a period of at least two years has elapsed from the date Restricted Securities were acquired from the Company or an affiliate of the Company, a holder of such Restricted Securities who is not an affiliate at the time of the sale and who has not been an affiliate for at least three months prior to such sale would be entitled to sell the shares immediately without regard to the volume, manner of sale, notice and public information requirements of Rule 144.

     The Company intends to file a registration statement on Form S-8 covering all shares of Common Stock issuable under the Company's Stock Option Plan in effect on the date of this Prospectus. The

Company has granted stock options with respect to an aggregate of approximately shares of Common Stock. Accordingly, any shares issued upon exercise of outstanding options will be eligible for sale in the public market (subject to the 180-day lock-up arrangement described below) beginning on the effective date of such registration statement.

     The Company and its current stockholders have agreed that, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, they will not, for a period of 180 days after the date of this Prospectus, (1) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any share of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or file any registration statement under the Securities Act with respect to any of the foregoing or (2) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Stock, whether any such swap or transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The foregoing sentence shall not apply to (a) the shares of Common Stock to be sold hereunder, (b) any shares of Common Stock issued by the Company upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof and referred to in this Prospectus, (c) any shares of Common Stock issued or options to purchase Common Stock granted pursuant to existing employee benefit plans of the Company referred to in this Prospectus, or (d) any shares of Common Stock issued pursuant to any non-employee director stock option plan.

                                 UNDERWRITING

     Subject to the terms and conditions set forth in a purchase agreement (the "Purchase Agreement"), the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and Wheat, First Securities, Inc. are acting as representatives (the "Representatives"), has severally agreed to purchase from the Company, the number of shares of Common Stock set forth opposite its name below. In the Purchase Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the shares of Common Stock offered hereby, if any are purchased. In the event of default by an Underwriter, the Purchase Agreement provides that, in certain circumstances, purchase commitments of the nondefaulting Underwriters may be increased or the Purchase Agreement may be terminated.

                                            NUMBER OF
 UNDERWRITERS                               SHARES
                                           -----------
 Merrill Lynch, Pierce, Fenner & Smith
       Incorporated   ..................
 Wheat, First Securities, Inc. .........

                                           -----------
 Total ...........................
                                           ===========

     The Underwriters have advised the Company that they propose initially to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus, and to certain dealers at
such price less a concession not in excess of $      per share of Common Stock.
The Underwriters may allow, and such dealers may reallow, a discount not in
excess of $      per share of Common Stock to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     At the request of the Company, the Underwriters have reserved up to shares of Common Stock for sale at the initial public offering price to directors, officers, employees, business associates and related persons of the Company. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby. Certain individuals purchasing reserved shares may be required to agree not to sell, offer or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus.

     The Company, certain shareholders and certain executive officers have agreed, subject to certain exceptions, not to, directly or indirectly, (i) sell, grant any option to purchase or otherwise transfer or dispose of any Common Stock or securities convertible into or exchangeable or exercisable for Common Stock or file a registration statement under the Securities Act with respect to the foregoing or (ii) enter into any swap or other agreement or transaction that transfers, in whole or part, the economic consequence of ownership of the Common Stock, without the prior written consent of Merrill Lynch, for a period of 180 days after the date of this Prospectus.

     The Selling Stockholders have granted an option to the Underwriters, exercisable within 30 days after the date of this Prospectus, to purchase up to
an aggregate of           additional shares of Common Stock at the initial
public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The Underwriters may exercise this option only to cover over-allotments, if any, made on the sale of the Common Stock offered hereby. To the extent that the Underwriters exercise this option, each Underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such Underwriter's initial amount reflected in the foregoing table.

     Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price for the Common Stock was determined by negotiation between the Company and the Representatives. The factors considered in determining the initial public offering price, in addition to prevailing market conditions, are price-earnings ratios of publicly traded companies that the Representatives believe to be comparable to the Company, certain financial information of the Company, the history of, and the prospects for, the Company and the industry in which it competes, and an assessment of the Company's management, its past and present operations, the prospects for, and timing of, future revenues of the Company, the present state of the Company's development, and the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to the Company. There can be no assurance that an active trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offering made hereby at or above the initial public offering price.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

     The Representatives have advised the Company that the Underwriters do not intend to confirm sales of Common Stock offered hereby to any accounts over which they exercise discretionary authority.

     Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

     If the Underwriters create a short position in the Common Stock in connection with the Offering, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus, the Representatives may reduce that short position by purchasing Common Stock in the open market. The Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     The Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transaction or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Shutts & Bowen LLP, Miami, Florida. Certain legal matters will be passed upon for the Underwriters by Shearman & Sterling, New York, New York.

                                    EXPERTS

     The combined financial statements of the Company as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996, the financial statements of Graham Ford as of December 31, 1996 and the year then ended, and the financial statements of Royal as of September 30, 1996 and for the year then ended included in this Prospectus have been so included in reliance on the report of Deloitte & Touche LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing. The financial statements of Whitehead Ford as of December 31, 1995 and 1996 and for each of the two years ended December 31, 1996 included in this Prospectus have been so included in reliance on the report of George B. Jones & Co., P.C., independent accountants, given on the authority of said firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act for the Common Stock offered hereby. This Prospectus, filed as part of the Registration Statement, omits certain information contained in the Registration Statement and the exhibits and schedules thereto, to which reference is hereby made. Statements contained herein concerning the provisions of any documents filed as exhibits to the Registration Statement are not necessarily complete, and are qualified by reference to the copy of such document. The Registration Statement, including exhibits and schedules filed therewith, may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Room 1400, Chicago, Illinois 60661. Copies of such materials may be obtained at prescribed rates from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and its public reference facilities in New York, New York and Chicago, Illinois. The Commission also maintains a Website (http://www-sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     Upon completion of the Offering, the Company will be subject to the informational requirements of the Exchange Act, and in accordance therewith, will file reports, proxy and information statements and other information with the Commission. Such reports, proxy and information statements and other information statements and other information can be inspected and copied at the addresses set forth above. The Company intends to furnish its stockholders with annual reports containing financial statements audited by its independent accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited summary financial information.

                    INDEX TO COMBINED FINANCIAL STATEMENTS
                        HISTORICAL FINANCIAL STATEMENTS

                                                            PAGE
                                                           ------
FIRST TEAM AUTOMOTIVE CORP. AND AFFILIATED ENTITIES
 Independent Auditors' Report   ........................    F-2
 Combined Balance Sheets  ..............................    F-3
 Combined Statements of Operations .....................    F-4
 Combined Statements of Stockholders' Equity   .........    F-5
 Combined Statements of Cash Flows .....................    F-6
 Notes to Combined Financial Statements  ...............    F-9

BILL GRAHAM FORD COMPANY, INC.
 Independent Auditors' Report   ........................    F-24
 Balance Sheets  .......................................    F-25
 Statements of Operations ..............................    F-26
 Statements of Stockholders' Equity   ..................    F-27
 Statements of Cash Flows ..............................    F-28
 Notes to Financial Statements  ........................    F-29

ROYAL JEEP EAGLE CHRYSLER-PLYMOUTH, INC.
 Independent Auditors' Report   ........................    F-33
 Balance Sheets  .......................................    F-34
 Statements of Operations and Retained Earnings   ......    F-35
 Statements of Cash Flows ..............................    F-36
 Notes to Financial Statements  ........................    F-37

COOK-WHITEHEAD FORD, INC.
 Independent Auditors' Report   ........................    F-42
 Balance Sheets  .......................................    F-43
 Statements of Operations ..............................    F-45
 Statements of Stockholders' Equity   ..................    F-46
 Statements of Cash Flows ..............................    F-47
 Notes to Financial Statements  ........................    F-48

                         INDEPENDENT AUDITORS' REPORT

To the Stockholders of
 First Team Automotive Corp.:

We have audited the accompanying combined balance sheets of the First Team Automotive Corp. and affiliated entities (the "Company") (Note 1) as of December 31, 1995 and 1996, and the related combined statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the combined financial position of the Company at December 31, 1995 and 1996, and the combined results of its operations and its combined cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Orlando, Florida

May 9, 1997

                          FIRST TEAM AUTOMOTIVE CORP.
                            COMBINED BALANCE SHEETS

                                                               DECEMBER 31,
                                                    ----------------------------------
                                                                                            MARCH 31,
                                                        1995              1996              1997
                                                    ---------------   ----------------   --------------
                                                                                         (UNAUDITED)
ASSETS
CURRENT ASSETS:
 Cash and cash equivalents  .....................     $  7,984,831      $  11,496,091      $ 10,946,057
 Receivables - net    ...........................        9,234,713         11,170,614        10,970,862
 Inventories    .................................       51,490,042         66,281,370        63,667,720
 Prepaid expenses and other assets   ............          542,465            796,954           732,568
                                                       -----------       ------------       -----------
   Total current assets  ........................       69,252,051         89,745,029        86,317,207
FIXED ASSETS - Net    ...........................        9,308,167          9,804,127         9,738,736
INVESTMENTS  ....................................          289,609            598,475           870,243
NOTES RECEIVABLE   ..............................        1,022,458            317,810           317,148
OTHER ASSETS    .................................          161,888            245,731           287,790
INTANGIBLE ASSETS - Net  ........................        1,137,485          2,062,929         1,826,673
                                                       -----------       ------------       -----------
TOTAL  ..........................................     $ 81,171,658      $ 102,774,101      $ 99,357,797
                                                       ===========       ============       ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
 Temporary bank overdrafts  .....................     $  3,087,215      $   4,967,726      $  4,930,213
 Notes payable - floorplan  .....................       54,535,009         67,663,529        64,318,113
 Current maturities:
  Long-term debt   ..............................        1,349,679          2,009,925         2,009,924
  Obligation under noncompete agreements   ......          298,785            330,071           330,071
  Capital lease obligations    ..................          144,630            169,071           175,000
 Accounts payable  ..............................        4,052,768          5,304,017         4,031,778
 Accrued liabilities  ...........................        8,775,025          8,955,754         8,845,670
 Deferred income taxes   ........................                              67,540            67,540
                                                       -----------       ------------       -----------
   Total current liabilities   ..................       72,243,111         89,467,633        84,708,309
LONG-TERM DEBT  .................................        3,791,180          4,547,417         4,405,075
OBLIGATION UNDER NONCOMPETE
 AGREEMENTS  ....................................          507,850            177,779            95,262
CAPITAL LEASE OBLIGATIONS   .....................          514,091            374,341           328,390
DEFERRED INCOME TAXES    ........................          188,810             66,360            66,360
COMMITMENTS AND CONTINGENCIES
MINORITY INTEREST  ..............................        1,967,315          3,651,241         4,148,428
STOCKHOLDERS' EQUITY:
 Common stock   .................................            3,753              3,753             3,753
 Additional paid-in capital    ..................        7,663,665          9,063,665         9,063,665
 Accumulated deficit  ...........................       (5,340,236)        (4,210,207)       (3,093,564)
 Treasury stock    ..............................         (367,881)          (367,881)         (367,881)
                                                       -----------       ------------       -----------
   Total stockholders' equity  ..................        1,959,301          4,489,330         5,605,973
                                                       -----------       ------------       -----------
TOTAL  ..........................................     $ 81,171,658      $ 102,774,101      $ 99,357,797
                                                       ===========       ============       ===========

                   See notes to combined financial statements.

                          FIRST TEAM AUTOMOTIVE CORP.
                       COMBINED STATEMENTS OF OPERATIONS

                                                           YEARS ENDED                          THREE MONTHS ENDED
                                                          DECEMBER 31,                               MARCH 31,
                                         ----------------------------------------------- ---------------------------------
                                              1994            1995            1996            1996             1997
                                         --------------- --------------- --------------- ---------------- ----------------
                                                                                                    (UNAUDITED)
REVENUES:

 Vehicle sales  ........................   $ 318,837,949   $ 325,451,692   $ 390,260,326   $  90,335,491    $  98,353,125

 Parts, service, and collision repair         35,058,026      40,903,862      50,000,676      10,838,117       13,181,225

 Other    ..............................       8,153,905       7,546,482       9,170,078       1,554,882        2,130,437
                                            ------------    ------------    ------------    ------------     ------------
   Total  ..............................     362,049,880     373,902,036     449,431,080     102,728,490      113,664,787
                                            ------------    ------------    ------------    ------------     ------------
COSTS AND EXPENSES:

 Cost of sales  ........................     316,641,724     324,753,343     389,336,996      88,411,186       97,103,329

 Selling, general, and administrative         37,262,022      40,124,921      47,378,122      11,264,091       12,895,225

 Depreciation and amortization    ......       1,313,478       1,714,184       2,096,882         455,481          507,422
                                            ------------    ------------    ------------    ------------     ------------
   Total  ..............................     355,217,224     366,592,448     438,812,000     100,130,758      110,505,976
                                            ------------    ------------    ------------    ------------     ------------
OPERATING INCOME   .....................       6,832,656       7,309,588      10,619,080       2,597,732        3,158,811

INTEREST EXPENSE - Net   ...............       3,388,361       4,721,020       5,375,299       1,166,170        1,425,981
                                            ------------    ------------    ------------    ------------     ------------
INCOME BEFORE INCOME
 TAXES AND MINORITY
 INTEREST    ...........................       3,444,295       2,588,568       5,243,781       1,431,562        1,732,830

PROVISION FOR INCOME TAXES  ............         889,704         725,651         483,094         174,000          119,000

MINORITY INTEREST IN
 EARNINGS    ...........................         728,903         741,431       1,641,027         338,814          497,187
                                            ------------    ------------    ------------    ------------     ------------
NET INCOME   ...........................   $   1,825,688   $   1,121,486   $   3,119,660   $     918,748    $   1,116,643
                                            ============    ============    ============    ============     ============
PRO FORMA NET INCOME
 DATA (Unaudited):

 Income before income taxes
 and minority interest,
 as reported    ........................   $   3,444,295   $   2,588,568   $   5,243,781   $   1,431,562    $   1,732,830

 Pro forma provision for
 income taxes   ........................      (1,296,000)       (974,000)     (1,973,000)       (539,000)        (652,000)
                                            ------------    ------------    ------------    ------------     ------------
 Pro forma net income before
 minority interest    ..................       2,148,295       1,614,568       3,270,781         892,562        1,080,830

 Pro forma minority interest
 in earnings    ........................        (455,000)       (462,000)     (1,023,000)       (211,000)        (310,000)
                                            ------------    ------------    ------------    ------------     ------------
   Pro forma net income  ...............   $   1,693,295   $   1,152,568   $   2,247,781   $     681,562    $     770,830
                                            ============    ============    ============    ============     ============

                   See notes to combined financial statements.

                          FIRST TEAM AUTOMOTIVE CORP.
                  COMBINED STATEMENTS OF STOCKHOLDERS' EQUITY
                 YEARS ENDED DECEMBER 31, 1994, 1995, AND 1996
                     AND THREE MONTHS ENDED MARCH 31, 1997
                                  (UNAUDITED)

                                                      ADDITIONAL
                                        COMMON         PAID-IN        ACCUMULATED        TREASURY
                                         STOCK         CAPITAL          DEFICIT           STOCK            TOTAL
                                       ------------   -------------   ---------------   -------------   --------------
BALANCE, JANUARY 1, 1994   .........     $  17,378       $3,744,918     $  (5,115,131)    $    (8,597)  $  (1,361,432)

 Capital contributions  ............                        409,286           792,000              --       1,201,286

 Distributions    ..................        (1,000)              --             1,000              --              --

 Dividends declared  ...............            --               --        (1,866,462)             --      (1,866,462)

 Purchase of treasury stock   ......            --               --                --        (359,284)       (359,284)

 Net income    .....................            --               --         1,825,688              --       1,825,688
                                          --------      -----------      ------------      ----------    ------------
BALANCE, DECEMBER 31, 1994 .........        16,378        4,154,204        (4,362,905)       (367,881)       (560,204)

 Capital contributions  ............       (13,625)       2,383,552           941,158              --       3,311,085

 Issuance of common stock  .........         1,000        1,125,909        (1,126,909)             --              --

 Dividends declared  ...............            --               --        (1,913,066)             --      (1,913,066)

 Net income    .....................            --               --         1,121,486              --       1,121,486
                                          --------      -----------      ------------      ----------    ------------
BALANCE, DECEMBER 31, 1995    ......         3,753        7,663,665        (5,340,236)       (367,881)      1,959,301

 Capital contributions  ............            --        1,400,000                --              --       1,400,000

 Dividends declared  ...............            --               --        (1,989,631)             --      (1,989,631)

 Net income    .....................            --               --         3,119,660              --       3,119,660
                                          --------      -----------      ------------      ----------    ------------
BALANCE, DECEMBER 31, 1996 .........         3,753        9,063,665        (4,210,207)       (367,881)      4,489,330

 Net income (unaudited)    .........            --               --         1,116,643              --       1,116,643
                                          --------      -----------      ------------      ----------    ------------
BALANCE, MARCH 31, 1997
 (Unaudited)   .....................     $   3,753       $9,063,665     $  (3,093,564)    $  (367,881)  $   5,605,973
                                          ========      ===========      ============      ==========    ============

                   See notes to combined financial statements.

                          FIRST TEAM AUTOMOTIVE CORP.
                       COMBINED STATEMENTS OF CASH FLOWS

                                                                        YEAR ENDED
                                                                       DECEMBER 31,
                                                      -----------------------------------------------
                                                           1994            1995            1996
                                                      --------------- --------------- ---------------
CASH FLOWS FROM OPERATING
 ACTIVITIES:
 Net income   .......................................   $   1,825,688   $  1,121,486    $  3,119,660
                                                         ------------    -----------     -----------
 Adjustments to reconcile net income to net cash
  used in operating activities:
  Depreciation and amortization    ..................       1,313,478      1,714,184       2,096,882
  Change in LIFO reserve  ...........................       1,847,246        954,896        (167,092)
  Minority interest in earnings    ..................         728,903        741,431       1,641,027
  Expense of obligation under rent subsidy  .........              --        215,743              --
  Equity in operations of unconsolidated
   affiliates   .....................................        (110,691)         9,707        (497,142)
  Provision for deferred taxes  .....................        (136,838)        21,722         (50,978)
  Decrease (increase) in operating assets -
   net of acquired assets:
   Receivables   ....................................      (2,160,939)       (34,955)         98,557
   Inventories   ....................................     (11,740,052)    (6,185,665)     (6,190,217)
   Prepaid expenses    ..............................         (59,017)       (43,711)       (221,892)
   Other assets  ....................................         104,958         22,683         (86,263)
  Increase (decrease) in operating liabilities - net
   of acquired liabilities:
   Accounts payable    ..............................         353,895        307,139         535,016
   Accrued liabilities    ...........................       1,625,928     (2,385,887)        763,349
   Other - net   ....................................         238,344        166,498         132,834
                                                         ------------    -----------     -----------
   Total adjustments   ..............................      (7,994,785)    (4,496,215)     (1,945,919)
                                                         ------------    -----------     -----------
   Net cash provided by (used in)
     operating activities  ..........................      (6,169,097)    (3,374,729)      1,173,741
                                                         ------------    -----------     -----------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
 Purchase of dealerships - net of cash acquired   ...      (1,136,371)            --      (1,878,548)
 Purchase of fixed assets    ........................      (1,574,514)      (812,283)     (1,844,525)
 Dividends received from investment in
   unconsolidated affiliates   ......................         325,000             --              --
 Purchase of investments in unconsolidated
   affiliates   .....................................          (7,404)        (5,961)       (101,999)
                                                         ------------    -----------     -----------
   Net cash used in investing activities    .........      (2,393,289)      (818,244)     (3,825,072)
                                                         ------------    -----------     -----------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
 Increase (decrease) in temporary
   bank overdrafts    ...............................         (80,685)     2,340,489       1,880,511
 Net borrowings on notes payable - floorplan   ......       9,282,371      6,462,185       4,325,696
 Principal payments on long-term debt    ............        (452,218)      (704,426)       (348,718)
 Borrowings on long-term debt   .....................         875,000        140,000       1,765,201
 Principal payments on capital lease obligations  ...         (10,336)      (130,943)       (115,309)
 Payments on obligation under noncompete
   agreements   .....................................        (244,827)      (270,387)       (298,861)
 Proceeds from sale-leaseback agreement  ............         800,000             --              --
 Capital contributions    ...........................         792,000        433,181       1,400,000
 Capital contributions by minority stockholders   ...         305,948             --         631,071
 Distributions to minority stockholders  ............        (219,368)      (575,721)       (464,873)
 Dividends paid  ....................................      (1,461,278)    (1,505,330)     (2,612,127)
                                                         ------------    -----------     -----------
   Net cash provided by (used in)
    financing activities  ...........................       9,586,607      6,189,048       6,162,591
                                                         ------------    -----------     -----------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS   .................................       1,024,221      1,996,075       3,511,260

CASH AND CASH EQUIVALENTS,
 BEGINNING OF PERIOD   ..............................       4,964,535      5,988,756       7,984,831
                                                         ------------    -----------     -----------
CASH AND CASH EQUIVALENTS,
 END OF PERIOD   ....................................   $   5,988,756   $  7,984,831    $ 11,496,091
                                                         ============    ===========     ===========



                                                           THREE MONTHS ENDED
                                                                MARCH 31,
                                                      ----------------------------
                                                          1996           1997
                                                      ------------- --------------
                                                               (UNAUDITED)
CASH FLOWS FROM OPERATING
 ACTIVITIES:
 Net income   .......................................  $   918,749    $  1,116,643
                                                       -----------     -----------
 Adjustments to reconcile net income to net cash
  used in operating activities:
  Depreciation and amortization    ..................      455,481         507,422
  Change in LIFO reserve  ...........................           --         (65,000)
  Minority interest in earnings    ..................      338,814         497,187
  Expense of obligation under rent subsidy  .........           --              --
  Equity in operations of unconsolidated
   affiliates   .....................................      (17,558)       (271,768)
  Provision for deferred taxes  .....................           --              --
  Decrease (increase) in operating assets -
   net of acquired assets:
   Receivables   ....................................    1,775,163         199,752
   Inventories   ....................................    3,606,462       2,678,650
   Prepaid expenses    ..............................     (429,416)         64,386
   Other assets  ....................................       (2,420)        (42,721)
  Increase (decrease) in operating liabilities - net
   of acquired liabilities:
   Accounts payable    ..............................      295,020      (1,272,239)
   Accrued liabilities    ...........................      823,742         148,861
   Other - net   ....................................       32,168              --
                                                       -----------     -----------
   Total adjustments   ..............................    6,877,456       2,444,530
                                                       -----------     -----------
   Net cash provided by (used in)
    operating activities  ...........................    7,796,205       3,561,173
                                                       -----------     -----------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
 Purchase of dealerships - net of cash acquired   ...           --              --
 Purchase of fixed assets    ........................     (461,131)       (205,775)
 Dividends received from investment in
   unconsolidated affiliates   ......................           --              --
 Purchase of investments in unconsolidated
   affiliates   .....................................           --              --
                                                       -----------     -----------
   Net cash used in investing activities    .........     (461,131)       (205,775)
                                                       -----------     -----------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
 Increase (decrease) in temporary
   bank overdrafts    ...............................     (980,251)        (37,513)
 Net borrowings on notes payable - floorplan   ......   (6,303,116)     (3,345,416)
 Principal payments on long-term debt    ............     (276,824)       (141,019)
 Borrowings on long-term debt   .....................           --              --
 Principal payments on capital lease obligations  ...      (34,821)        (40,022)
 Payments on obligation under noncompete
   agreements   .....................................      (13,911)        (82,517)
 Proceeds from sale-leaseback agreement  ............           --              --
 Capital contributions    ...........................           --              --
 Capital contributions by minority stockholders   ...           --              --
 Distributions to minority stockholders  ............           --        (258,945)
 Dividends paid  ....................................           --              --
                                                       -----------     -----------
   Net cash provided by (used in)
    financing activities  ...........................   (7,608,923)     (3,905,432)
                                                       -----------     -----------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS   .................................     (273,849)       (550,034)

CASH AND CASH EQUIVALENTS,
 BEGINNING OF PERIOD   ..............................    7,984,831      11,496,091
                                                       -----------     -----------
CASH AND CASH EQUIVALENTS,
 END OF PERIOD   ....................................  $ 7,710,982    $ 10,946,057
                                                       ===========     ===========


                                                                     (CONTINUED)

                          FIRST TEAM AUTOMOTIVE CORP.
                COMBINED STATEMENTS OF CASH FLOWS--(CONTINUED)

                                                        YEAR ENDED                        THREE MONTHS ENDED
                                                       DECEMBER 31,                           MARCH 31,
                                       ---------------------------------------------   ------------------------
                                          1994            1995            1996           1996         1997
                                       -------------   -------------   -------------   -----------   ----------
                                                                                             (UNAUDITED)
SUPPLEMENTAL DISCLOSURE OF
 CASH FLOW INFORMATION:
 Cash paid for interest    .........     $3,358,000      $4,701,000      $5,325,000     $732,000     $  955,000
                                        ===========     ===========     ===========     ========       ========
 Cash paid for income taxes   ......     $  919,000      $  714,000      $  314,000     $     --     $     --
                                        ===========     ===========     ===========     ========       ========


SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

YEAR ENDED DECEMBER 31, 1994:

Dividends in the amount of $39,000 declared by the Company were used to reduce certain shareholder receivables during 1994.

Dividends declared and unpaid as of December 31, 1994 were approximately
$736,000.

Certain stockholders contributed approximately $340,000 of notes receivable and approximately $20,000 of accrued interest receivable to additional paid-in capital. Additionally, dividends declared of approximately $50,000 were contributed, and the Company issued notes payable in the amount of $340,028 to facilitate this transaction. These items were contributed to additional paid-in capital, the Company repurchased stock owned by certain stockholders causing an increase in additional paid-in capital and treasury stock of approximately $410,000 and $340,000, respectively.

YEAR ENDED DECEMBER 31, 1995:

One of the combined companies received a note receivable from a minority stockholder totaling approximately $249,000 in connection with the issuance of stock of that combined affiliate. During the year, dividends declared by the combined company reduced the note receivable to $-0- as of December 31, 1995.

Distributions to certain minority stockholders totaling approximately $58,000 were used to reduce notes receivable from such minority stockholders.

Dividends declared and unpaid as of December 31, 1995 amounted to approximately $1,244,000.

The Company recorded an obligation for a rent subsidy provided to a buyer of an entity previously managed by the Company totaling approximately $225,000.

Accounts and notes receivable of approximately $1,608,000 were contributed to the Company via a capital contribution by a stockholder. Notes payable of $861,000 were offset against the corresponding notes receivable.

YEAR ENDED DECEMBER 31, 1996:

The Company received a contribution of approximately $97,000, including a note receivable of $13,000 from an individual in exchange for a minority ownership position in one of the combined companies and the establishment of a note payable of $44,000 to such minority stockholder. The contribution was then partially distributed to stockholders, reducing stockholder loans by $19,000.

                          FIRST TEAM AUTOMOTIVE CORP.
                COMBINED STATEMENTS OF CASH FLOWS--(CONTINUED)

One of the combined companies issued common stock for $220,000 in exchange for the forgiveness of interest receivable of $10,000, the reduction of dividends declared in a prior year of $158,000, the reduction of dividends declared in 1996 of $77,000, and the receipt of $1,000.

Dividends declared and unpaid as of December 31, 1996 amounted to approximately $259,000.

In 1996, a certain dealership of the Company received a contribution from a minority interest of $32,671, which included a note receivable of $7,671 and the forgiveness of a note payable of $25,000, in exchange for 9% of the outstanding partnership interest and the establishment of a note payable of $8,090 to such partner.

As of April 1, 1996, the Company purchased an ownership position in a dealership for $2,550,000. Goodwill related to the acquisition totaled approximately $1,380,000.

                                                                    (Concluded)





                   See notes to combined financial statements.

                          FIRST TEAM AUTOMOTIVE CORP.
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                 YEARS ENDED DECEMBER 31, 1994, 1995, AND 1996

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF COMBINATION--The combined financial statements include the accounts of the following entities:

   First Team Management, Inc.
   Don Mealey Chevrolet, Inc.
   Don Mealey Oldsmobile, Inc. (began operations in 1996)
   Colonial Imports, Ltd. (and its predecessor company)
   First Team Imports, Ltd. (and its predecessor company)
   First Team Infiniti, Ltd. (and its predecessor company)
   First Team Cadillac-Oldsmobile, Ltd.
   Pacific Rim Imports, Ltd. (began operations in 1996)
   Chevrolet World, Inc.
   Mealey Holdings, Inc. (began operations in 1995)
   First Team Ford, Ltd. (began operations in 1996)
   Tallahassee Automotive Group, Inc.
   Tallahassee Motors, Inc.
   Tallahassee Imports, Inc.
   Tallahassee Chrysler-Plymouth, Inc.
   Tallahassee Used Cars, Inc. (began operations in 1995)

Tallahassee Motors, Inc., Tallahassee Imports, Inc., Tallahassee
Chrysler-Plymouth, Inc. and Tallahassee Used Cars, Inc. are wholly owned subsidiaries of Tallahassee Automotive Group, Inc. Colonial Imports, Ltd., First Team Imports, Ltd., First Team Infiniti, Ltd., First Team Cadillac-Oldsmobile, Ltd., Pacific Rim Imports, Ltd., and First Team Ford, Ltd. are majority owned by Mealey Holdings, Inc.

Minority interest has been recorded for ownership interests not owned or controlled by Donald C. Mealey.

Colonial Imports, Ltd., First Team Imports, Ltd., First Team Infiniti, Ltd., First Team Cadillac-Oldsmobile, Ltd., Pacific Rim Imports, Ltd., and First Team Ford, Ltd. are limited partnerships.

First Team Management, Inc. Don Mealey Chevrolet, Inc. Don Mealey Oldsmobile, Inc., and Chevrolet World, Inc. are "Small Business Corporations" under Section 1362(a) of the Internal Revenue Code.

The Company plans to sell 2,750,000 shares of common stock in an initial public offering (the "Offering").

Upon the consumation of the Offering, the stockholders and partners of the combined entities will exchange their shares of stock and partnership interests
in these entities for           shares of common stock in a newly created
company, First Team Automotive Corp., representing all of such corporation's outstanding common stock prior to the Offering.

Prior to the exchange of stock, First Team Automotive Corp. did not conduct any business or have any assets and liabilities and, thus, has not operated as a stand-alone company. The term "Company," when used hereinafter, includes First Team Automotive Corp., its subsidiaries and its predecessors.

                           FIRST TEAM AUTOMOTIVE CORP.
               NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
                  YEARS ENDED DECEMBER 31, 1994, 1995, AND 1996

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

The Company operates in one business segment--the retail sales and service of new and used vehicles. The Company has two Chevrolet dealerships, two Ford dealerships, two Kia dealerships, two Oldsmobile dealerships, two Mitsubishi dealerships, two Infiniti dealerships, an Acura dealership, a Cadillac dealership, and a Chrysler-Plymouth dealership. One each of the Ford, Infiniti, Mitsubishi, Kia dealerships, and the Chrysler-Plymouth dealership are located in Tallahassee, Florida. The remaining dealerships are located in greater Orlando, Florida.

All costs of the Company of doing business are properly included in the combined financial statements. Management considers all such costs reasonable. All significant intercompany transactions and balances have been eliminated in combination.

USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS--Cash and cash equivalents include cash on hand and contracts in transit pertaining to the sale of vehicles which generally mature within five to ten days of sale.

REVENUE RECOGNITION--Revenues from vehicle and parts sales and from service operations are recognized at the time the vehicle is delivered to the customer or service is completed.

FINANCE FEES AND INSURANCE COMMISSIONS--Finance fees represent revenue earned by the Company for notes placed with financial institutions in connection with customer vehicle financing. Finance fees are recognized in income upon acceptance of the credit by the financial institution. Insurance income represents commissions earned on credit life, accident and disability insurance sold in connection with a vehicle on behalf of third-party insurance companies. Insurance commissions are recognized in income upon customer acceptance of the insurance terms as evidenced by contract execution. Net revenues related to finance fees and insurance commissions are included in other revenues in the combined statements of operations.

The Company is charged back a portion of these fees and commissions if the customer terminates the finance or insurance contract prior to its scheduled maturity. The estimated allowance for these chargebacks ("chargeback allowance") is based upon the Company's historical experience for prepayments or defaults on the finance and insurance contracts.

INVENTORIES--Vehicles and parts are stated at the lower of cost or market. Cost of new vehicles is determined using the last-in, first-out basis ("LIFO") method. Cost of used vehicles and parts is determined on a specific identification basis. The Company intends to adopt the first-in, first-out
(FIFO) method of accounting for new vehicle inventories upon closing of the Offering. The FIFO method of inventory accounting is preferable for the Company upon closing of the Offering because it is the method generally used by publicly held automobile dealership companies.

                          FIRST TEAM AUTOMOTIVE CORP.
              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
                 YEARS ENDED DECEMBER 31, 1994, 1995, AND 1996

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

POSTRETIREMENT BENEFITS--The Company has no postretirement or postemployment benefit arrangements as defined in Statement of Financial Accounting Standards
(SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," or SFAS No. 112, "Employers' Accounting for Postemployment Benefits."


FIXED ASSETS--Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on straight-line and accelerated methods over the estimated useful lives of the assets. The ranges of estimated useful lives are as follows:

 Buildings    ........................    39 years
 Furniture and fixtures   ............    5-7 years
 Leasehold improvements   ............    5-39 years
 Machinery and shop equipment   ......    5-7 years
 Computer equipment    ...............    3-5 years

Repairs and maintenance are expensed as incurred.

GOODWILL--Goodwill represents the excess purchase price over the fair value of net assets acquired and is being amortized on the straight-line method over 15 to 40 years.

IMPAIRMENT OF LONG-LIVED ASSETS--In March 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-
Lived Assets to be Disposed Of" ("SFAS 121"), which is effective for fiscal years beginning after December 15, 1995. Effective December 31, 1996, the Company adopted SFAS 121 which requires that long-lived assets (i.e., property, equipment, goodwill and other intangible assets) held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the net book value of the asset may not be recoverable. An impairment loss is recognized if the sum of expected future cash flows (undiscounted and before interest) from the use of the asset is less than the net book value of the asset. Generally, the amount of the impairment loss is measured as the difference between the net book value of the assets and the estimated fair value of the related assets. The adoption of SFAS 121 did not have a material effect on the Company's 1996 results of operations or its financial position.

ACCOUNTING FOR STOCK-BASED COMPENSATION--In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which is effective for fiscal years beginning after December 15, 1995. Effective January 1, 1996, the Company adopted SFAS 123 which establishes financial accounting and reporting standards for stock-based compensation plans. The pronouncement defines a fair value based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Entities electing to remain with the accounting in APB 25 must make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting defined in SFAS 123 had been applied. The

                           FIRST TEAM AUTOMOTIVE CORP.
               NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
                  YEARS ENDED DECEMBER 31, 1994, 1995, AND 1996

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

Company has elected to account for stock-based employee compensation plans under the intrinsic method pursuant to APB 25 and make the disclosures in its footnotes as required by SFAS 123.

INCOME TAXES--Certain of the combined entities are limited partnerships and are not taxable entities for federal and state income tax purposes. The revenues and expenses of the limited partnerships flow through to the partners for tax purposes. The tax returns and the amount of distributable partnership income or loss are subject to examination by the federal and state taxing authorities. If such examinations result in changes to distributable partnership income or loss, the tax liability of the partners would be changed accordingly.

The stockholders of certain other combined entities have elected, under Section 1362(a) of the Internal Revenue Code, to be treated as a "Small Business Corporation" for federal and state income tax purposes. Under this provision, the stockholders include their pro rata share of the Company's taxable income for the year, whether distributed or undistributed, in their individual income tax returns. Accordingly, no provision for federal or state income taxes is included for these entities.

Tallahassee Automotive Group, Inc. and its subsidiaries are taxable corporations and file consolidated income tax returns and account for income taxes using an asset and liability approach. The asset and liability approach requires the recognition of deferred taxes and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

The tax status of the limited partnerships and the entities taxed as small business corporations and " S" corporations will terminate immediately prior to the effectiveness of the Offering. At that time, the Company will establish its net deferred income tax liability and record an accompanying provision for income taxes. As of March 31, 1997, the amount of deferred income tax liability and related provisions for income taxes that will result from the termination of the entities' tax status and adoption of the FIFO method of inventory accounting is approximately $2.7 million.

     The accompanying combined statements of operations for each of the three years in the period ended December 31, 1996, and the three months ended March 31, 1996 and 1997, reflect provisions for income taxes on an unaudited pro forma basis using the asset and liability approach, as if the Company had been fully subject to federal and state income taxes.

EARNINGS PER SHARE--Earnings per share data is not presented, as the historical capital structure prior to the Offering is not comparable to the capital structure that will exist after the Offering.

FAIR VALUE OF FINANCIAL INSTRUMENTS--The fair value of financial instruments is determined by reference to various market data and other valuation techniques, as appropriate. Unless otherwise disclosed, the fair value of financial instruments approximates their recorded values due primarily to the short-term nature of their maturities.

CONCENTRATIONS OF CREDIT RISK--Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the Company's customer base.

                           FIRST TEAM AUTOMOTIVE CORP.
               NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
                  YEARS ENDED DECEMBER 31, 1994, 1995, AND 1996

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)


Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash deposits and contracts in transit. At times, amounts invested with financial institutions may be in excess of FDIC insurance limits. As of December 31, 1996, the Company has not experienced any losses on its cash equivalents.

MAJOR SUPPLIERS AND DEALER AGREEMENTS--The Company purchases substantially all of its new vehicles and parts inventory from various manufacturers at the prevailing prices charged by the manufacturers to all franchised dealers.

The Company enters into agreements ("Dealer Agreements") with each manufacturer. The Dealer Agreements generally limit the location of the dealership and include manufacturer approval rights over changes in dealership management and ownership. A manufacturer is also entitled to terminate the Dealer Agreement if the dealership is in material breach of its terms.

INTERIM FINANCIAL INFORMATION--The accompanying unaudited financial information for the three months ended March 31, 1996 and 1997 have been prepared on substantially the same basis as the audited financial statements, and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information set forth therein.

2. ACQUISITIONS

On April 1, 1996, the company acquired 47% of the partnership interests, including 100% of the general partner's interest, in First Team Ford, Ltd. which owns a Ford dealership in Sanford, Florida. The purchase price was approximately $2,550,000 in cash.

The acquisition was accounted for as a purchase, and the results of First Team Ford, Ltd. have been included in the accompanying combined statements of operations since the date of acquisition. The cost of the acquisition has been allocated on the basis of the estimated fair value of the assets acquired and the liabilities assumed. Goodwill related to this acquisition totaled approximately $1,380,000.

The unaudited combined statements of operations data is presented below on a pro forma basis as though the acquisition had occurred as of the beginning of 1995 and 1996:

                                   1995             1996
                               --------------    --------------
 Operating revenues   ......     $416,402,000      $462,725,000
                                =============     =============
 Net income  ...............     $  1,737,000      $  3,390,000
                                =============     =============

The pro forma results of operations information is not necessarily indicative of the operating results that would have occurred had the acquisition been consummated as of the beginning of each period, nor is it necessarily indicative of future operations.

                          FIRST TEAM AUTOMOTIVE CORP.
              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
                 YEARS ENDED DECEMBER 31, 1994, 1995, AND 1996

3. RECEIVABLES

RECEIVABLES CONSIST OF THE FOLLOWING AT DECEMBER 31, 1995 AND 1996:

                                                    1995           1996
                                                 -------------   -----------
 Vehicles, service, parts and trade  .........      $4,176,252   $ 7,142,343
 Factory  ....................................       3,384,945     2,422,197
 Warranty claims   ...........................         642,152       853,260
 Finance companies    ........................         531,616       675,562
 Receivables--affiliates    ..................         587,121       126,832
 Officers and employees  .....................          64,830       221,957
 Other    ....................................         224,251       140,595
                                                   -----------   -----------
                                                     9,611,167    11,582,746
 Less allowance for doubtful accounts   ......         376,454       412,132
                                                   -----------   -----------
 Total receivables--net  .....................      $9,234,713   $11,170,614
                                                   ===========   ===========


4. INVENTORIES

INVENTORIES CONSIST OF THE FOLLOWING AT DECEMBER 31, 1995 AND 1996:

                                                    1995             1996
                                                  -------------   -----------

 New cars    .................................      $22,240,855   $30,858,486
 New trucks  .................................       20,157,835    22,065,215
 Used cars and trucks    .....................       11,074,113    14,422,131
 Parts and accessories   .....................        3,659,868     4,323,028
 Demonstrator, rental, and other vehicles  ...        3,919,484     4,007,531
                                                   ------------   -----------
                                                     61,052,155    75,676,391
 Less LIFO reserve    ........................        9,562,113     9,395,021
                                                   ------------   -----------
 Total inventories    ........................      $51,490,042   $66,281,370
                                                   ============   ===========


If the FIFO method of inventory accounting was used by the Company, net income would have been higher (lower) by $1,847,000, $955,000, and $(167,000) for the years ended December 31, 1994, 1995, and 1996, respectively.

                           FIRST TEAM AUTOMOTIVE CORP.
               NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
                  YEARS ENDED DECEMBER 31, 1994, 1995, AND 1996


5. FIXED ASSETS

FIXED ASSETS CONSIST OF THE FOLLOWING AT DECEMBER 31, 1995 AND 1996:

                                                              1995           1996
                                                           -----------     -----------
 Buildings and improvements  ...........................   $ 3,986,382     $ 4,010,971
 Land   ................................................     1,188,746       1,285,753
 Leasehold improvements   ..............................     3,419,162       4,133,578
 Machinery and shop equipment   ........................     3,097,822       3,465,632
 Furniture and fixtures   ..............................     1,979,047       2,809,650
 Computer equipment    .................................     1,812,143       1,846,638
 Other  ................................................       459,039         533,284
                                                           -----------     -----------
                                                            15,942,341      18,085,506
 Less accumulated depreciation and amortization   ......     6,634,174       8,281,379
                                                           -----------     -----------
 Total fixed assets--net  ..............................   $ 9,308,167     $ 9,804,127
                                                           ===========     ===========


6. ACCOUNTS PAYABLE

ACCOUNTS PAYABLE CONSIST OF THE FOLLOWING AT DECEMBER 31, 1995 AND 1996:

                                            1995           1996
                                          -----------   ----------
 Account payable--trade  ............      $4,052,768   $5,284,110
 Account payable--affiliates   ......              --       19,907
                                          -----------   ----------
 Total accounts payable  ............      $4,052,768   $5,304,017
                                          ===========   ==========


7. NOTES PAYABLE--FLOORPLAN

NOTES PAYABLE--FLOORPLAN CONSIST OF THE FOLLOWING AT DECEMBER 31, 1995 AND 1996:


                                                                      1995             1996
                                                                   --------------   -------------
 New vehicles are financed at rates ranging from 8.5% to
   9.75%. The underlying notes are due when the related
   vehicles are sold. The notes are collateralized by new
   vehicle inventories.    .......................................      $51,520,274   $63,461,069

 Used vehicles are financed at prime rate plus 1% (9.5% at
   December 31, 1996) via lines of credit agreements with a
   finance company. The agreements are cancelable by
   either party. The maximum amount of borrowings
   available under the agreements, which is based on units
   held in inventory, was $4,932,325 at December 31, 1996.  ......        3,014,735     4,202,460
                                                                       ------------   -----------

 Total notes payable--floorplan   ................................      $54,535,009   $67,663,529
                                                                       ============   ===========

                           FIRST TEAM AUTOMOTIVE CORP.
               NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
                  YEARS ENDED DECEMBER 31, 1994, 1995, AND 1996


8. ACCRUED LIABILITIES

ACCRUED LIABILITIES CONSIST OF THE FOLLOWING AT DECEMBER 31, 1995 AND 1996:

                                                     1995           1996
                                                  -------------   ----------
 Payroll and bonuses   ........................      $1,752,430   $2,041,318
 Chargeback allowance  ........................       3,312,516    2,783,719
 Insurance    .................................         793,173      997,363
 Taxes other than income taxes  ...............         563,306      852,110
 Interest  ....................................         437,895      480,934
 Warranty claims and customer deposits   ......         329,189      402,515
 Dividends payable  ...........................       1,243,775      258,945
 Professional services    .....................         182,639      277,969
 Other  .......................................         160,102      860,881
                                                    -----------   ----------
 Total accrued liabilities   ..................      $8,775,025   $8,955,754
                                                    ===========   ==========

                          FIRST TEAM AUTOMOTIVE CORP.
              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
                 YEARS ENDED DECEMBER 31, 1994, 1995, AND 1996


9. LONG-TERM DEBT

LONG-TERM DEBT CONSISTS OF THE FOLLOWING AT DECEMBER 31, 1995 AND 1996:

                                                                          1995           1996
                                                                       -------------   ------------
 Mortgage note payable to a finance company; interest at the prime rate plus 1% (effective rate of 9.5% at December 31,
   1996); principal and interest are payable monthly; maturing in March 2002; collateralized by related assets of the
   Company.  .........................................................      $2,029,471   $1,985,595

 Mortgage note payable to a bank; interest at the prime rate
   (8.5% at December 31, 1996); principal payable monthly in
   installments of $12,100, maturing on April 30, 1999;
   collateralized by related assets of the Company.    ...............       1,169,457    1,558,994

Mortgage note payable to a finance company bearing annual
   interest at the prime rate plus 1.0% (effective interest rate of 9.25% at December 31, 1996); principal and interest are payable monthly with principal payments of $4,167. The
   note matures in December 2001 and is collateralized by
   related assets of the Company.    .................................              --      245,833

 Unsecured demand notes payable to stockholder and officers;
   noninterest bearing.  .............................................         666,533      666,533

 Note payable to former owners, interest at 10%; principal and interest payments totaling $10,000 monthly, maturing in
   January 2002.   ...................................................         550,654      494,659

 Note payable to a finance company at the Chrysler
   Corporation wholesale rate plus .5% (effective rate of 9.75%
   at December 31, 1996); interest only is payable monthly;
   maturing October 1, 1997; collateralized by related assets of
   the Company.    ...................................................         375,000      375,000

 Note payable to a finance company at the prime rate plus .5%
   or LIBOR plus 2.5% (effective rate of 9.5% at
   December 31, 1996); quarterly payments of principal and
   interest; collateralized by related assets of the Company.   ......              --    1,056,256

 Obligation under rent subsidy (net of unamortized discount of
   $49,257 and $30,528 in 1995 and 1996, respectively).   ............         215,743      174,472

 Other notes payable   ...............................................         134,001           --
                                                                           -----------   ----------
                                                                             5,140,859    6,557,342
 Less current maturities  ............................................       1,349,679    2,009,925
                                                                           -----------   ----------
 Total long-term debt  ...............................................      $3,791,180   $4,547,417
                                                                           ===========   ==========

                          FIRST TEAM AUTOMOTIVE CORP.
              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
                 YEARS ENDED DECEMBER 31, 1994, 1995, AND 1996
9. LONG-TERM DEBT--(CONTINUED)


As of December 31, 1996, long-term debt matures as follows:

 YEAR ENDING
 DECEMBER 31,                                       AMOUNT
--------------------                            ------------
 1997   .......................................   $2,009,925
 1998   .......................................      583,410
 1999   .......................................      628,696
 2000   .......................................    1,752,762
 Thereafter   .................................    1,582,549
                                                 -----------
 Total  .......................................   $6,557,342
                                                 ===========


10. INTANGIBLE ASSETS

INTANGIBLE ASSETS CONSIST OF THE FOLLOWING AT DECEMBER 31, 1995 AND 1996:

                                             1995           1996
                                          -------------   ----------
 Noncompete agreements  ...............      $2,269,109   $2,237,911
 Goodwill   ...........................         687,161    2,095,662
                                            -----------   ----------
                                              2,956,270    4,333,573
 Less accumulated amortization   ......       1,818,785    2,270,644
                                            -----------   ----------
 Total intangible assets--net    ......      $1,137,485   $2,062,929
                                            ===========   ==========


The Company has noncompete agreements with the former owners of certain of its dealerships. The agreements are for periods of seven to ten years and provide that the former owners will not compete within a 50-mile radius in any business engaged in the sale, leasing, or service of new or used automobiles, trucks, parts, or accessories. One of the agreements requires monthly payments of $30,500 for 120 months. The net present value of these payments at 10% was capitalized and is being amortized monthly over the term of the agreement by an amount equal to the reduction of the principal obligation.

Future obligations under the above agreements are as follows:

 YEAR ENDING
 DECEMBER 31,                                  AMOUNT
--------------------------------------------   --------
 1997   ....................................   $366,000
 1998   ....................................    183,000
                                               --------
                                                549,000
 Aggregate future interest payments   ......     41,150
                                               --------
 Total  ....................................   $507,850
                                               ========

                           FIRST TEAM AUTOMOTIVE CORP.
               NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
                  YEARS ENDED DECEMBER 31, 1994, 1995, AND 1996


11. CAPITAL LEASES

IN NOVEMBER 1994, THE COMPANY ENTERED INTO A SALE-LEASEBACK AGREEMENT WITH A BANK FOR CERTAIN computer equipment totaling $800,000. There was no gain or loss recorded on the transaction and the lease is classified as a capital lease. Equipment under capital lease is included under computer equipment in the accompanying balance sheets. The effective interest rate of the capital lease is approximately 10%. In October 1996, the Company entered into a capital lease agreement with a finance company for certain equipment totaling $37,294.

As of December 31, 1996, minimum annual rental commitments under the capital leases are as follows:

 1997   ....................................   $213,213
 1998   ....................................    213,214
 1999   ....................................    196,218
 2000   ....................................      7,517
                                               --------
 Total  ....................................    630,162
 Less amounts representing interest   ......     86,750
                                               --------
                                                543,412
 Less current portion  .....................    169,071
                                               --------
 Long-term portion  ........................   $374,341
                                               ========


12. INCOME TAXES

THE COMPONENTS OF THE PROVISION (BENEFIT) FOR INCOME TAXES FOR THE YEARS ENDED DECEMBER 31, 1994, 1995, and 1996 are as follows:

                                      1994           1995         1996
                                   ------------    ---------     ----------
 Income taxes--current:
  Federal  .....................     $  904,338     $615,167      $ 482,552
  State    .....................        122,204       88,762         51,520
                                      ---------     --------       --------
                                      1,026,542      703,929        534,072
 Income taxes--deferred   ......       (136,838)      21,722        (50,978)
                                      ---------     --------       --------
 Total  ........................     $  889,704     $725,651      $ 483,094
                                      =========     ========       ========

                           FIRST TEAM AUTOMOTIVE CORP.
               NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
                  YEARS ENDED DECEMBER 31, 1994, 1995, AND 1996

12. INCOME TAXES--(CONTINUED)


The provision for income taxes is different than the amount computed by applying the federal income tax rate to income before income taxes. The reasons for these differences are as follows:

                                                             1994           1995          1996
                                                          ------------    -----------   -----------
 Computed statutory amount  ...........................     $  923,233      $ 628,027   $ 1,224,936
 Increases (decreases):
  State income taxes--net of benefit of federal income
   taxes    ...........................................         98,569         67,051       130,780
  Partnership, S corporation and small business
   corporation earnings not subject to taxation
   at corporate level   ...............................       (388,857)       (95,445)     (685,370)
  Prior year overaccrual ..............................             --             --      (227,426)
  Effect of prior year tax audit  .....................        185,354             --            --
  Nondeductible expenses    ...........................         71,405        101,213        41,075
 Other--net  ..........................................             --         24,805          (901)
                                                             ---------       --------    ----------
 Total provision for income taxes    ..................     $  889,704      $ 725,651   $   483,094
                                                             =========       ========    ==========

                           FIRST TEAM AUTOMOTIVE CORP.
               NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
                  YEARS ENDED DECEMBER 31, 1994, 1995, AND 1996

12. INCOME TAXES--(CONTINUED)


The components of deferred tax assets and liabilities are as follows:

                                                         1995           1996
                                                       -----------    ------------
 Current:
  Deferred tax asset--other    .....................    $   11,073      $    6,861
  Deferred tax liability--inventory  ...............        (8,653)        (74,401)
                                                        ----------       ---------
 Net current deferred tax asset (liability)   ......    $    2,420      $  (67,540)
                                                        ==========       =========
 Noncurrent:
  Deferred tax assets:
   Chargeback allowance  ...........................    $  383,000      $  302,000
   Depreciation    .................................            --          16,249
   Net operating loss carryforwards  ...............        59,281         110,836
   Other  ..........................................            --          65,770
                                                        ----------       ---------
                                                           442,281         494,855
                                                        ----------       ---------
  Deferred tax liabilities:
   Inventory    ....................................      (561,633)       (561,215)
   Depreciation    .................................       (50,201)             --
   Other  ..........................................       (19,257)             --
                                                        ----------       ---------
                                                          (631,091)       (561,215)
                                                        ----------       ---------
 Net noncurrent deferred tax liability  ............    $ (188,810)     $  (66,360)
                                                        ==========       =========

See Note 1 regarding the Company's change in taxable status upon closing of the Offering.

13. COMMITMENTS AND CONTINGENCIES

WORKMEN'S COMPENSATION AND HEALTH INSURANCE--The Company is self-insured for workers' compensation and health insurance up to an aggregate annual stop loss of 115% of premiums paid, or approximately $960,000. Approximately $433,000, $669,000, and $1,093,000 of expense under self-insurance was recognized for the years ended December 31, 1994, 1995, and 1996, respectively, covering all estimated liabilities at these dates. Management believes that the accruals recorded on the December 31, 1995 and 1996 combined balance sheets are adequate to provide for the final disposition of self-insured workers' compensation and health insurance claims.

OPERATING LEASES--The Company rents certain operating assets under agreements accounted for as operating leases. The leases contain renewal clauses and expire during years ranging from 1997-1999.

Rent expense for the years ended December 31, 1994, 1995, and 1996 was approximately $520,000, $614,000, and $595,000, respectively.

                           FIRST TEAM AUTOMOTIVE CORP.
               NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
                  YEARS ENDED DECEMBER 31, 1994, 1995, AND 1996

13. COMMITMENTS AND CONTINGENCIES--(CONTINUED)


     Future obligations under noncancelable operating lease agreements are as follows:

 YEAR ENDING
 DECEMBER 31,      AMOUNT
---------------   ----------
 1997    ......   $  633,000
 1998    ......      465,000
 1999    ......      267,000
                  ----------
 Total   ......   $1,365,000
                  ==========

Note 14 describes commitments which the Company has under operating lease agreements entered into directly or indirectly with certain stockholders.

14. RELATED PARTY TRANSACTIONS

SUBSTANTIALLY ALL OF THE REAL PROPERTY ON WHICH THE COMPANY'S BUSINESS IS CONDUCTED IS LEASED DIRECTLY OR indirectly from certain stockholders on an annual or month-to-month basis. Rent expense under these leases was approximately $1,830,000, $2,300,000, and $2,242,000 for the years ended December 31, 1994, 1995 and 1996, respectively. Future obligations under such leases are as follows:

 1997    ......   $1,231,000
 1998    ......    1,003,000
 1999    ......      321,000
 2000    ......      321,000
                  ----------
 Total   ......   $2,876,000
                  ==========

One of the combined entities is a guarantor for the majority stockholder's note payable to General Motors Acceptance Corporation with a principal balance of approximately $8,267,000 for the year ended December 31, 1996. The guarantor's parts and accessories inventory, fixed assets, and receivables are pledged as collateral.

The Company is a guarantor of certain real estate loans of affiliated entities amounting to approximately $7,284,000 at December 31, 1996.

The Company's employees participate in one of two 401(k) profit sharing plans (the "Plans"). The Plans cover substantially all employees who meet the eligibility requirements of one year of service and having worked 1,000 hours during the year. The Company has agreed to contribute an amount equal to 50% of a participant's contributions up to 4% of the participant's aggregate compensation. Expense for the years ended December 31, 1994, 1995, and 1996 was approximately $200,000, $188,000, and $188,000, respectively.

                           FIRST TEAM AUTOMOTIVE CORP.
               NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
                  YEARS ENDED DECEMBER 31, 1994, 1995, AND 1996

15. DEFERRED COMPENSATION AND INCENTIVE PLAN

THE COMPANY HAS A DEFERRED COMPENSATION AND INCENTIVE PLAN, WHICH BEGAN IN 1995, WHICH PERMITS certain key employees at certain of the combined entities to acquire up to a specified amount of "plan units." These units may be acquired by cash purchase, deferred compensation, and entity grant at a price determined based on the prior year's adjusted per share net book value of outstanding entity stock. Employees are 100% vested in "plan units" through purchase or salary deferral and vest in both the amounts granted and in the appreciation of "plan units" between years 5 and 10 from the date of plan inception. Total plan compensation accrued but unfunded, which is recorded in accrued liabilities at December 31, 1995 and 1996 is $75,000 and $54,000, respectively. The related deferred compensation expense at December 31, 1995 and 1996 amounted to approximately $61,000 and $247,000, respectively.

16. SUBSEQUENT EVENTS

A. ROYAL ACQUISITION--In April 1997, the Company entered into a contract to acquire a 51% ownership interest in Royal Jeep Eagle, Chrysler-Plymouth, Inc. ("Royal"). The purchase price is approximately $2,000,000, will be paid in cash, and is subject to adjustment based on the net worth of Royal as of the closing date. The Company has the option to purchase the remaining interest in Royal. The purchase is expected to close in May 1997 and is subject to normal closing conditions and approval by Chrysler.

B. BILL GRAHAM ACQUISITION--In April 1997, the Company entered into a contract to acquire a 50% ownership interest in Bill Graham Ford Company ("Graham"). The purchase price is approximately $4,750,000, will be paid in cash, and is subject to adjustment based on the net worth of Graham as of the closing date. The Company has the option to purchase the remaining interest in Graham. The purchase is expected to close in June 1997 and is subject to normal closing conditions and approval by Ford.

C. DEALERSHIP DIVESTITURES--In April 1997, the Company entered into a binding contract to sell its Infiniti/Kia dealership in Tallahassee, Florida. The Company expects that this sale will be completed in June 1997. The sale is not expected to result in a material gain or loss for the Company.

In addition, the Company has decided to sell or discontinue its Kia dealership in Orlando, Florida (Pacific Rim Imports, Ltd.). The Company has not yet entered into any sale agreement with respect to Pacific Rim Imports, Ltd.

For the year ended December 31, 1996, these dealerships had revenues of approximately $11,147,000 and a net loss of approximately $500,000.

                          INDEPENDENT AUDITORS' REPORT

Bill Graham Ford Company, Inc.:

We have audited the accompanying balance sheet of Bill Graham Ford Company, Inc. (the "Company") as of December 31, 1996, and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1996, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Orlando, Florida

April 25, 1997

                        BILL GRAHAM FORD COMPANY, INC.
                                BALANCE SHEETS

                                                 DECEMBER 31,       MARCH 31,
                                                     1996             1997
                                                 --------------    --------------
                                                                   (UNAUDITED)
ASSETS
CURRENT ASSETS:
 Cash and cash equivalents  ..................     $  1,339,005      $  2,202,305
 Receivables    ..............................          966,495           617,664
 Inventories    ..............................       12,537,965         8,994,024
 Prepaid expenses and other assets   .........          156,508           203,288
                                                    -----------       -----------
  Total current assets   .....................       14,999,973        12,017,281
                                                    -----------       -----------
FIXED ASSETS--Net  ...........................        1,552,340         1,552,495
                                                    -----------       -----------
TOTAL  .......................................     $ 16,552,313      $ 13,569,776
                                                    ===========       ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
 Notes payable--floorplan   ..................     $ 11,779,007      $  8,408,553
 Current maturities of long-term debt   ......           23,340            17,505
 Accounts payable  ...........................          725,352           921,547
 Accrued liabilities  ........................          633,058           830,615
 Demand note payable--stockholder    .........        1,300,000         1,300,000
 Revolving line of credit   ..................          235,000           235,000
                                                    -----------       -----------
  Total current liabilities    ...............       14,695,757        11,713,220
                                                    -----------       -----------
LONG-TERM DEBT                                          276,090           276,090
                                                    -----------       -----------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
 Common stock, $100 par value--5,400 shares
 authorized; issued and outstanding  .........          540,000           540,000
 Additional paid-in capital    ...............        1,068,000         1,068,000
 Accumulated deficit  ........................          (27,534)          (27,534)
                                                    -----------       -----------
  Total stockholders' equity   ...............        1,580,466         1,580,466
                                                    -----------       -----------
TOTAL  .......................................     $ 16,552,313      $ 13,569,776
                                                    ===========       ===========

                       See notes to financial statements.

                        BILL GRAHAM FORD COMPANY, INC.
                           STATEMENTS OF OPERATIONS


                                                                       THREE MONTHS ENDED
                                                YEAR ENDED                 MARCH 31,
                                                DECEMBER 31,     ------------------------------
                                                   1996             1996             1997
                                                --------------   --------------   -------------
                                                                          (UNAUDITED)
REVENUE:

 Vehicle sales    ...........................     $75,494,728      $21,055,321      $18,571,967

 Parts, service, and collision repair  ......       8,993,058        2,287,845        2,327,019

 Other   ....................................       1,159,207          287,972          192,862
                                                 ------------     ------------     ------------
  Total  ....................................      85,646,993       23,631,138       21,091,848
                                                 ------------     ------------     ------------
COSTS AND EXPENSES:

 Cost of sales    ...........................      74,947,863       20,654,289       18,464,735

 Selling, general, and administrative  ......       7,903,324        2,150,553        1,917,160

 Depreciation and amortization   ............         141,132           22,500           13,445
                                                 ------------     ------------     ------------
  Total  ....................................      82,992,319       22,827,342       20,395,340
                                                 ------------     ------------     ------------

OPERATING INCOME  ...........................       2,654,674          803,796          696,508

INTEREST EXPENSE--Net   .....................       1,132,607          272,130          275,843
                                                 ------------     ------------     ------------

NET INCOME  .................................     $ 1,522,067      $   531,666      $   420,665
                                                 ============     ============     ============

                       See notes to financial statements.

                         BILL GRAHAM FORD COMPANY, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                        YEAR ENDED DECEMBER 31, 1996 AND
                  THREE MONTHS ENDED MARCH 31, 1997 (UNAUDITED)

                                                   ADDITIONAL
                                      COMMON          PAID-IN         RETAINED
                                      STOCK           CAPITAL         EARNINGS           TOTAL
                                     ---------     -------------   --------------   --------------
BALANCE, JANUARY 1, 1996 .........    $540,000        $1,068,000    $    (49,869)     $  1,558,131
 Dividends declared   ............          --                --      (1,499,732)       (1,499,732)
 Net income  .....................          --                --       1,522,067         1,522,067
                                      --------       -----------      ----------       -----------
BALANCE, DECEMBER 31, 1996  ......     540,000         1,068,000         (27,534)        1,580,466
                                      ========       ===========      ==========       ===========
 Dividends declared   ............          --                --        (420,665)         (420,665)
 Net income  .....................          --                --         420,665           420,665
                                      --------       -----------      ----------       -----------
BALANCE, MARCH 31, 1997  .........    $540,000        $1,068,000    $    (27,534)     $  1,580,466
                                      ========       ===========      ==========       ===========

                       See notes to financial statements.

                        BILL GRAHAM FORD COMPANY, INC.

                           STATEMENTS OF CASH FLOWS

                                                                                     THREE MONTHS ENDED
                                                               YEAR ENDED                 MARCH 31,
                                                               DECEMBER 31,     -----------------------------
                                                                  1996             1996            1997
                                                              ---------------   -------------   -------------
                                                                                         (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income   .............................................     $  1,522,067    $    531,666    $    420,665
                                                                 -----------     -----------     -----------
 Adjustments to reconcile net income to net cash
  provided by (used in) operating activities:
  Depreciation and amortization    ........................          141,132          22,500          13,445
  Increase in LIFO reserve   ..............................          214,282              --              --
  Loss on disposal of fixed assets    .....................            4,838              --              --
(Increase) decrease in operating assets:
  Receivables    ..........................................         (623,801)        106,737         348,831
  Inventories    ..........................................       (3,311,224)      1,074,221       3,543,941
  Prepaid expenses and other assets   .....................         (123,736)         15,277         (46,780)
 Increase (decrease) in operating liabilities:
  Accounts payable  .......................................          419,808        (233,544)        196,195
  Accrued liabilities  ....................................           81,868         237,045         (66,266)
                                                                 -----------     -----------     -----------
    Total adjustments  ....................................       (3,196,833)      1,222,236       3,989,366
                                                                 -----------     -----------     -----------
    Net cash provided by (used in) operating activities  .        (1,674,766)      1,753,902       4,410,031
                                                                 -----------     -----------     -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of fixed assets    ..............................         (231,781)             --         (13,600)
 Proceeds from sale of equipment   ........................            1,500              --              --
                                                                 -----------     -----------     -----------
    Net cash used in investing activities   ...............         (230,281)             --         (13,600)
                                                                 -----------     -----------     -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Dividends paid  ..........................................       (2,378,874)       (937,306)       (156,842)
 Net borrowings on notes payable--floorplan    ............        3,150,316      (1,162,809)     (3,370,454)
 Principal payments on long-term debt    ..................         (323,340)         (5,835)         (5,835)
                                                                 -----------     -----------     -----------
    Net cash provided by (used in) financing activities  .           448,102      (2,105,950)     (3,533,131)
                                                                 -----------     -----------     -----------
INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS   .......................................       (1,456,945)       (352,048)        863,300
CASH AND CASH EQUIVALENTS,
 BEGINNING OF PERIOD   ....................................        2,795,950       2,795,950       1,339,005
                                                                 -----------     -----------     -----------
CASH AND CASH EQUIVALENTS,
 END OF PERIOD   ..........................................     $  1,339,005    $  2,443,902    $  2,202,305
                                                                 ===========     ===========     ===========
SUPPLEMENTAL DISCLOSURE OF
 CASH FLOW INFORMATION--
 Cash paid for interest   .................................     $  1,102,000    $    272,000    $    276,000
                                                                 ===========     ===========     ===========

                       See notes to financial statements.

                        BILL GRAHAM FORD COMPANY, INC.

                         NOTES TO FINANCIAL STATEMENTS

                         YEAR ENDED DECEMBER 31, 1996

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS--Bill Graham Ford Company (the "Company"), located in Bradenton, Florida, is an authorized Ford automobile dealership with related used vehicle, parts and service departments.

USE OF ESTIMATES IN THE PREPARATION OF THE FINANCIAL STATEMENTS--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS--Cash equivalents represent receivables due from banks, pertaining to the sale of vehicles, which are collected within 5 to 10 days of sale.

INVENTORIES--New vehicle and demonstrator vehicle inventories and parts and accessories inventories are stated at the lower of cost or market, with cost determined using the last-in, first-out (LIFO) method, which is not in excess of market. Used vehicle inventory is stated at the lower of cost or market, with cost determined by specific identification.

FIXED ASSETS--Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the respective assets, which range from 5 to 30 years. Leasehold improvements are amortized over the lesser of the lease term or the estimated useful lives of the leased assets.

FINANCE FEES AND INSURANCE COMMISSIONS--Finance fees represent revenue earned by the Company for notes placed with financial institutions in connection with customer vehicle financing. Finance fees are recognized in income upon acceptance of the credit by the financial institution. Insurance income represents commissions earned on credit life, accident and disability insurance sold in connection with the vehicle on behalf of third-party insurance companies. Insurance commissions are recognized in income upon customer acceptance of the insurance terms as evidenced by contract execution. Net revenues related to finance fees and insurance commissions are included in other revenues in the statements of operations.

The Company is charged back for a portion of these fees and commissions should the customer terminate the finance contract prior to its scheduled maturity. The estimated allowance for these chargebacks ("chargeback allowance") is based upon the Company's historical experience for prepayments or defaults on the finance contracts, total approximately $336,000 at December 31, 1996, and is included in accrued liabilities.

FAIR VALUE OF FINANCIAL INSTRUMENTS--The carrying values of the Company's financial instruments, which includes cash and cash equivalents, accounts receivable, notes payable - floorplan, accounts payable, and long-term debt, approximate their estimated fair values at March 31, 1997 and December 31, 1996.

MAJOR SUPPLIER AND DEALER AGREEMENT--The Company purchases substantially all of its new vehicles, parts and accessories inventories from Ford Motor Company ("Ford"). There are receivables and payables in the normal course of business with Ford.

                         BILL GRAHAM FORD COMPANY, INC.

                          YEAR ENDED DECEMBER 31, 1996

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

The Company has entered into a Dealer Agreement with Ford. The Dealer Agreement generally limits the location of the dealership and retains manufacturer approval rights over changes in dealership management and ownership. The manufacturer is also entitled to terminate the Dealer Agreement if the leadership is in material breach of its terms.

INCOME TAXES--The stockholders of the Company have elected, under Section 1362(a) of the Internal Revenue Code, to be treated as a "Small Business Corporation" for federal and state income tax purposes. Under this provision, the stockholders include their pro rata share of the Company's taxable income for the year, whether distributed or undistributed, in their individual income tax returns. Accordingly, no provision for federal or state income taxes is included in the statements of operations.

INTERIM FINANCIAL INFORMATION--The accompanying unaudited financial information for the three months ended March 31, 1996 and 1997 have been prepared on substantially the same basis as the audited financial statements, and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information set forth therein.

2. RECEIVABLES

RECEIVABLES CONSIST OF THE FOLLOWING AT DECEMBER 31, 1996:

 Vehicle service and parts   ......   $ 64,925
 Factory receivables   ............    457,335
 Warranty claims    ...............    291,531
 Finance companies  ...............     83,785
 Other receivables  ...............     68,919
                                      --------
 Total receivables  ...............   $966,495
                                      ========


3. INVENTORIES

INVENTORIES CONSIST OF THE FOLLOWING AT DECEMBER 31, 1996:

 New cars    ..................   $ 4,165,274
 New trucks  ..................     5,779,391
 Used cars and trucks    ......     1,491,837
 Parts and accessories   ......       896,228
 Demonstrator vehicles   ......     1,325,632
                                  -----------
                                   13,658,362
 Less LIFO reserve    .........     1,120,397
                                  -----------
 Total inventories    .........   $12,537,965
                                  ===========


If the first-in, first-out ("FIFO") method of inventory accounting was used by the Company, net income for the year ended December 31, 1996 would have been higher by approximately $214,000. Use of the FIFO method of inventory accounting would not have had a significant effect on net income for the three months ended March 31, 1996 and 1997.

                         BILL GRAHAM FORD COMPANY, INC.

                          YEAR ENDED DECEMBER 31, 1996


4. FIXED ASSETS

FIXED ASSETS CONSIST OF THE FOLLOWING AT DECEMBER 31, 1996:

    Land   .........................................................................   $  1,290,433
    Buildings and improvements  ....................................................      1,207,241
    Machinery and shop equipment   .................................................        938,692
                                                                                        -----------
                                                                                          3,436,366
    Less accumulated depreciation and amortization   ...............................      1,884,026
                                                                                        -----------
    Total fixed assets--net  ..............................                            $  1,552,340
                                                                                        ===========


5. NOTES PAYABLE--FLOORPLAN

NOTES PAYABLE--FLOORPLAN CONSIST OF THE FOLLOWING AT DECEMBER 31, 1996:

    New vehicles are financed at the prime rate (8.50% at December 31, 1996). The underlying notes are due when the related vehicles are sold. The notes are
     collateralized by new vehicle inventories.   ..................................   $ 11,779,007
                                                                                       ============


6. DEMAND NOTE PAYABLE--STOCKHOLDER

DEMAND NOTE PAYABLE CONSISTS OF THE FOLLOWING AT DECEMBER 31, 1996:

    Note payable to stockholder at the prime rate plus 1% (effective rate of 9.5% at
     December 31, 1996); interest is payable monthly    ............................   $  1,300,000
                                                                                       ============


7. REVOLVING LINE OF CREDIT

REVOLVING LINE OF CREDIT CONSISTS OF THE FOLLOWING AT DECEMBER 31, 1996:

    Line of credit with Ford Motor Credit Company for up to $750,000, interest at the prime rate plus 1% (effective rate of 9.5% at December 31, 1996); interest is
     payable monthly.   ............................................................   $    235,000
                                                                                       ============


8. LONG-TERM DEBT

LONG-TERM DEBT CONSISTS OF THE FOLLOWING AT DECEMBER 31, 1996:

    Mortgage note payable to Barnett Bank; interest 9.25%; principal and interest are payable monthly in installments of $1,945 for principal reduction, plus the amount necessary to pay the interest expense for the month; maturing on
     October 25, 2009, collateralized by land.  ....................................   $    299,430

    Less current maturities  .......................................................         23,340
                                                                                       ------------
    Long-term debt  ................................................................   $    276,090
                                                                                       ============

                         BILL GRAHAM FORD COMPANY, INC.

                          YEAR ENDED DECEMBER 31, 1996

8. LONG-TERM DEBT--(CONTINUED)


The future principal payments on long-term debt at December 31, 1996 are as follows:

 1997   ............   $ 23,340
 1998   ............     23,340
 1999   ............     23,340
 2000   ............     23,340
 2001   ............     23,340
 Thereafter   ......    159,390
                       --------
                       $276,090
                       ========


9. RELATED PARTY TRANSACTIONS

THE COMPANY PARTICIPATES IN THE BILL GRAHAM FORD COMPANY 401(K) PROFIT SHARING PLAN AND TRUST (THE "Plan"). The Plan is a 401(k) plan covering substantially all employees who meet the eligibility requirements of one year of service and having worked 1,000 hours during the year. The Company did not contribute to the Plan during 1996, as the minimum customer satisfaction rating requirement was not met.

10. SUBSEQUENT EVENT

IN APRIL 1997, THE COMPANY ENTERED INTO A CONTRACT TO SELL SUBSTANTIALLY ALL OF ITS OPERATING ASSETS AND related liabilities. The sale is expected to close in June 1997 and is subject to normal closing conditions and approval by Ford.

                          INDEPENDENT AUDITORS' REPORT

Royal Jeep Eagle Chrysler-Plymouth, Inc.:

We have audited the accompanying balance sheet of Royal Jeep Eagle Chrysler-Plymouth, Inc. (the "Company") as of September 30, 1996, and the related statements of operations and retained earnings and of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at September 30, 1996, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Orlando, Florida

May 9, 1997

                   ROYAL JEEP EAGLE CHRYSLER-PLYMOUTH, INC.

                                BALANCE SHEETS

                                                           SEPTEMBER 30,      MARCH 31,
                                                               1996              1997
                                                           ----------------   -----------
                                                                              (UNAUDITED)
ASSETS
CURRENT ASSETS:
 Cash and cash equivalents   ...........................       $ 2,949,781    $ 2,334,874
 Receivables--net   ....................................         2,455,236      1,956,672
 Inventories  ..........................................        10,470,009      9,463,193
 Prepaid expenses   ....................................           292,472        309,530
 Deferred income taxes    ..............................           204,277         10,214
                                                              ------------    -----------
    Total current assets  ..............................        16,371,775     14,074,483
FIXED ASSETS--Net   ....................................           987,319      1,056,130
OTHER ASSETS  ..........................................            14,279         14,279
                                                              ------------    -----------
    TOTAL  .............................................       $17,373,373    $15,144,892
                                                              ============    ===========
LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
 Notes payable--floorplan    ...........................       $11,453,121    $ 9,557,613
 Other notes payable   .................................           107,784         55,167
 Accounts payable   ....................................           830,473        745,402
 Accrued liabilities   .................................         1,055,504        590,963
                                                              ------------    -----------
    Total current liabilities   ........................        13,446,882     10,949,145
                                                              ------------    -----------
DEFERRED INCOME TAXES  .................................             9,577             --
COMMITMENTS AND CONTINGENCIES
STOCKHOLDER'S EQUITY:
 Common stock, $1 par value--10,000 shares
 authorized; 1,000 shares issued and outstanding  ......            30,000         30,000
 Additional paid-in capital  ...........................           100,000        100,000
 Retained earnings  ....................................         3,786,914      4,065,747
                                                              ------------    -----------
    Total stockholder's equity  ........................         3,916,914      4,195,747
                                                              ------------    -----------
TOTAL   ................................................       $17,373,373    $15,144,892
                                                              ============    ===========

                       See notes to financial statements.

                   ROYAL JEEP EAGLE CHRYSLER-PLYMOUTH, INC.

                STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

                                                                          SIX MONTHS ENDED
                                                  YEAR ENDED                 MARCH 31,
                                                  DECEMBER 31,     ------------------------------
                                                     1996             1996             1997
                                                 --------------    --------------   -------------
                                                                            (UNAUDITED)
REVENUES:
 Vehicle sales  ..............................     $ 68,546,209      $30,217,209      $30,937,034

 Parts, service, and collision repair   ......        7,784,685        3,359,767        4,276,092

 Other    ....................................          657,075          374,477          388,577
                                                    -----------     ------------     ------------
    Total    .................................       76,987,969       33,951,453       35,601,703
                                                    -----------     ------------     ------------
COSTS AND EXPENSES:

 Cost of sales  ..............................       66,644,224       29,018,971       31,070,606

 Selling, general, and administrative   ......        8,351,295        3,763,624        3,524,509

 Depreciation and amortization    ............          122,505           75,789           54,845
                                                    -----------     ------------     ------------
    Total    .................................       75,118,024       32,858,384       34,649,960
                                                    -----------     ------------     ------------
OPERATING INCOME   ...........................        1,869,945        1,093,069          951,743

INTEREST EXPENSE--Net    .....................          909,619          375,834          500,694
                                                    -----------     ------------     ------------
INCOME BEFORE INCOME TAXES  ..................          960,326          717,235          451,049

PROVISION FOR INCOME TAXES  ..................          367,000          272,696          172,216
                                                    -----------     ------------     ------------
NET INCOME   .................................          593,326          444,539          278,833

RETAINED EARNINGS, BEGINNING OF PERIOD  ......        3,243,588        3,243,588        3,786,914

DIVIDENDS    .................................          (50,000)              --               --
                                                    -----------     ------------     ------------
RETAINED EARNINGS , END OF PERIOD ............     $  3,786,914      $ 3,688,127      $ 4,065,747
                                                    ===========     ============     ============

                       See notes to financial statements.

                   ROYAL JEEP EAGLE CHRYSLER-PLYMOUTH, INC.

                           STATEMENTS OF CASH FLOWS

                                                                                          SIX MONTHS ENDED
                                                                   YEAR ENDED                 MARCH 31,
                                                                  SEPTEMBER 30,     -----------------------------
                                                                      1996             1996            1997
                                                                  --------------    -------------   -------------
                                                                                             (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income    ................................................     $    593,326    $    444,539    $    278,833
                                                                     -----------     -----------     -----------
 Adjustments to reconcile net income to net cash
  used in operating activities:
  Depreciation and amortization  ..............................          122,505          75,789          54,845
  Increase (decrease) in LIFO reserve  ........................           80,366              --         (22,216)
  Change in deferred income taxes   ...........................          (33,955)         76,040         184,486
(Increase) decrease in operating assets:
  Receivables  ................................................         (939,825)       (719,509)        498,564
  Inventories  ................................................       (5,213,813)     (2,995,240)      1,029,032
  Prepaid expenses and other assets    ........................          (84,801)       (130,593)        (17,057)
 Increase (decrease) in operating liabilities:
  Accounts payable   ..........................................          413,886        (666,025)        (85,071)
  Accrued liabilities   .......................................         (308,744)        698,194        (414,541)
                                                                     -----------     -----------     -----------
    Total adjustments   .......................................       (5,964,381)     (3,661,344)      1,228,042
                                                                     -----------     -----------     -----------
    Net cash provided by (used in)
     operating activities   ...................................       (5,371,055)     (3,216,805)      1,506,875
                                                                     -----------     -----------     -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchases of fixed assets ....................................         (217,971)       (179,350)       (123,657)
                                                                     -----------     -----------     -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Net borrowings (repayments) on notes
 payable--floorplan  ..........................................        6,231,753       3,979,727      (1,895,508)
 Principal payments on other notes payable   ..................               --              --         (52,617)
 Dividends paid   .............................................               --              --         (50,000)
                                                                     -----------     -----------     -----------
    Net cash provided by (used in) financing activities  ......        6,231,753       3,979,727      (1,998,125)
                                                                     -----------     -----------     -----------
INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS .............................................          642,727         583,572        (614,907)

CASH AND CASH EQUIVALENTS,
 BEGINNING OF PERIOD ..........................................        2,307,054       2,293,239       2,949,781
                                                                     -----------     -----------     -----------
CASH AND CASH EQUIVALENTS,
 END OF PERIOD ................................................     $  2,949,781    $  2,876,811    $  2,334,874
                                                                     ===========     ===========     ===========
SUPPLEMENTAL DISCLOSURE OF
 CASH FLOW INFORMATION--
 Cash paid for interest .......................................     $    878,000    $    439,000    $    511,000
                                                                     ===========     ===========     ===========

                       See notes to financial statements.

                   ROYAL JEEP EAGLE CHRYSLER-PLYMOUTH, INC.

                         NOTES TO FINANCIAL STATEMENTS

                         YEAR ENDED SEPTEMBER 30, 1996

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS--Royal Jeep Eagle Chrysler-Plymouth, Inc. (the "Company") was organized on January 7, 1975 and is an authorized Jeep, Eagle, and Chrysler-Plymouth automobile dealership with related used vehicle and service departments located in Casselberry, Florida.

USE OF ESTIMATES IN THE PREPARATION OF THE FINANCIAL STATEMENTS--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS--Cash and cash equivalents include cash on hand and contracts in transit pertaining to the sale of vehicles which generally mature within five to ten days of sale.

REVENUE RECOGNITION--Revenues from vehicle and parts sales and from service operations are recognized at the time the vehicle is delivered to the customer or service is completed.

FINANCE FEES AND INSURANCE COMMISSIONS--Finance fees represent revenue earned by the Company for notes placed with financial institutions in connection with customer vehicle financing. Finance fees are recognized in income upon acceptance of the credit by the financial institution. Insurance income represents commissions earned on credit life, accident and disability insurance sold in connection with the vehicle on behalf of third-party insurance companies. Insurance commissions are recognized in income upon customer acceptance of the insurance terms as evidenced by contract execution.

The Company is charged back a portion of these fees and commissions if the customer terminates the finance or insurance contract prior to their scheduled maturity. The estimated allowance for these chargebacks ("chargeback allowance") is based upon the Company's historical experience for prepayments or defaults on the finance and insurance contracts.

INVENTORIES--Vehicles and parts are stated at the lower of cost or market. Cost of new vehicles is determined using the last-in, first-out basis ("LIFO") method. Cost of used vehicles and parts is determined on a specific identification basis.

FIXED ASSETS--Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using declining balance methods over the estimated useful lives of assets.

INCOME TAXES--The Company accounts for income taxes using an asset and liability approach. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

FAIR VALUE OF FINANCIAL INSTRUMENTS--The carrying values of the Company's financial instruments: cash and cash equivalents, receivables, notes payable--floor plan, other notes payable, and accounts payable approximate their estimated fair values at March 31, 1997 and September 30, 1996.

                    ROYAL JEEP EAGLE CHRYSLER-PLYMOUTH, INC.

                          YEAR ENDED SEPTEMBER 30, 1996

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

CONCENTRATIONS OF CREDIT RISK--Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the Company's customer base.

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash deposits and contracts in transit. At times, amounts invested with financial institutions may be in excess of FDIC insurance limits. As of September 30, 1996, the Company has not experienced any losses on its cash equivalents.

MAJOR SUPPLIERS AND DEALER AGREEMENTS--The Company purchases substantially all of its new vehicles and parts inventory from the manufacturer at the prevailing prices charged by the manufacturer to all franchised dealers.

The Company has entered into an agreement ("Dealer Agreement") with Chrysler Corporation. The Dealer Agreement generally limits the location of the dealership and retain manufacturer approval rights over changes in dealership management and ownership. Chrysler Corporation is also entitled to terminate the Dealer Agreement if the dealership is in material breach of its terms.

INTERIM FINANCIAL INFORMATION--The accompanying unaudited financial information for the six months ended March 31, 1996 and 1997 have been prepared on substantially the same basis as the audited financial statements, and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information set forth therein.

2. RECEIVABLES

RECEIVABLES CONSIST OF THE FOLLOWING AT SEPTEMBER 30, 1996:

 Vehicles, service, parts, and trade .........   $1,327,046
 Factory  ....................................      984,629
 Finance companies    ........................      159,735
 Warranty claims   ...........................       33,225
                                                 ----------
                                                  2,504,635
 Less allowance for doubtful accounts   ......       49,399
                                                 ----------
 Total receivables--net  .....................   $2,455,236
                                                 ==========

                    ROYAL JEEP EAGLE CHRYSLER-PLYMOUTH, INC.

                          YEAR ENDED SEPTEMBER 30, 1996

3. INVENTORIES

INVENTORIES CONSIST OF THE FOLLOWING AT SEPTEMBER 30, 1996:

 New cars  ..............................   $ 4,386,732
 New trucks   ...........................     2,856,724
 Used cars and trucks  ..................     2,458,323
 Parts and accessories    ...............       578,249
 Demonstrator and other vehicles   ......     1,010,267
                                            -----------
                                             11,290,295
 Less LIFO reserve  .....................       820,286
                                            -----------
 Total inventories  .....................   $10,470,009
                                            ===========

If the first-in, first-out ("FIFO") method of inventory accounting was used by the Company, net income would have been higher by $80,000 for the year ended September 30, 1996 and lower by $22,000 for the six months ended March 31, 1997. Use of the FIFO method of inventory accounting would not have had a significant effect on net income for the six months ended March 31, 1996.

4. FIXED ASSETS

FIXED ASSETS CONSIST OF THE FOLLOWING AT SEPTEMBER 30, 1996:

    Land   .........................................................................  $    450,000
    Land improvements  .............................................................       196,721
    Leasehold improvements   .......................................................       148,271
    Machinery and shop equipment   .................................................       456,466
    Furniture and fixtures   .......................................................       531,460
    Company vehicles   .............................................................        27,920
                                                                                      ------------
                                                                                         1,810,838
    Less accumulated depreciation and amortization   ...............................       823,519
                                                                                      ------------
    Total fixed assets--net  .......................................................  $    987,319
                                                                                      ============

5. NOTES PAYABLE--FLOORPLAN

NOTES PAYABLE--FLOORPLAN CONSIST OF THE FOLLOWING AT SEPTEMBER 30, 1996:

    Vehicles are financed at annual interest rate of prime plus 3/4%, or 9.0% at
     9/30/96. The underlying notes are due when the related vehicles are sold. The
     notes are collateralized by new vehicle inventories.  ......................     $11,453,121
                                                                                      ===========

                    ROYAL JEEP EAGLE CHRYSLER-PLYMOUTH, INC.

                          YEAR ENDED SEPTEMBER 30, 1996


6. OTHER NOTES PAYABLE

OTHER NOTES PAYABLE CONSIST OF THE FOLLOWING AT SEPTEMBER 30, 1996:

    Notes payable to Chrysler Financing Company, $9,450 monthly payments including interest at 9.5%, due September 1997, collateralized by various assets,
    guaranteed by the Company's sole stockholder. ....................................    $107,784
                                                                                         =========

7. ACCRUED LIABILITIES

ACCRUED LIABILITIES CONSIST OF THE FOLLOWING AT SEPTEMBER 30, 1996:

 Payroll and bonuses    ...............   $  246,622
 Taxes other than income taxes   ......      131,545
 Chargeback allowance   ...............      291,625
 Interest   ...........................       89,788
 Dividends payable   ..................       50,000
 Other   ..............................      245,924
                                          ----------
 Total accrued liabilities    .........   $1,055,504
                                          ==========

8. INCOME TAXES

THE COMPONENTS OF THE PROVISION FOR INCOME TAXES FOR THE YEAR ENDED SEPTEMBER 30, 1996 ARE AS follows:

 Income taxes--current:
  Federal   ..............................    $ 342,456
  State  .................................       58,499
                                               --------
                                                400,955
 Income taxes--deferred    ...............      (33,955)
                                               --------
 Total provision for income taxes   ......    $ 367,000
                                               ========

Income tax expense for the year ended September 30, 1996 is different than the amount computed by applying the federal income tax rate to income before income taxes. The reasons for these differences are as follows:

 Computed statutory amount    .......................................    $ 326,511
 Increases (decreases):
  State income taxes--net of benefit of federal income taxes   ......       38,609
  Nondeductible expenses   ..........................................       31,490
  Other  ............................................................      (29,610)
                                                                          --------
 Total provision for income taxes   .................................    $ 367,000
                                                                          ========

                    ROYAL JEEP EAGLE CHRYSLER-PLYMOUTH, INC.

                          YEAR ENDED SEPTEMBER 30, 1996

8. INCOME TAXES--(CONTINUED)

The components of deferred tax assets and liabilities are as follows:

 Current:
  Deferred tax assets:
   Chargeback allowance    ...........................     $  84,705
   Bad debt allowance   ..............................        45,203
   Inventory   .......................................        13,259
   Workmen's compensation reserve   ..................        20,597
   Vacation accrual  .................................         8,864
   Legal fee accrual    ..............................        21,477
   Advertising    ....................................         7,205
   Other    ..........................................         2,967
                                                            --------
 Total current deferred income tax asset  ............     $ 204,277
                                                            ========
 Noncurrent:
  Deferred tax asset--advertising   ..................     $   7,205
  Deferred tax liability--depreciation    ............       (16,782)
                                                            --------
 Net noncurrent deferred income tax liability   ......     $  (9,577)
                                                            ========

9. RETIREMENT PLAN

THE COMPANY MAINTAINS A PROFIT SHARING PLAN FOR ITS EMPLOYEES. THE PLAN IS A 401(K) PLAN COVERING substantially all employees who meet the eligibility requirements of one year of service. An annual contribution is made by the Company. The amount is at the discretion of the Company's sole stockholder. Contributions by the Company amounted to approximately $100,000 during the year ended September 30, 1996.

10. RELATED PARTY TRANSACTIONS

Advertising fees in the amount of $180,000 for the year ended September 30, 1996 were paid to Volume Advertising, Inc., an affiliate of which the Company's sole stockholder is a majority owner.

The Company has a lease agreement with its sole stockholder for all dealership facilities. The lease is a year-to-year operating lease, the terms of which are renegotiated on an annual basis. Rent expense related to this lease amounted to approximately $455,000 for the year ended September 30, 1996. In addition, the Company is liable for all property taxes, repairs, maintenance, and insurance.

The Company leases vacant land from its sole stockholder which it intends to use as a future building site. Rent expense related to this operating lease amounted to approximately $103,000 for the year ended September 30, 1996.

11.  SUBSEQUENT EVENT

IN APRIL 1997, THE COMPANY ENTERED INTO AN AGREEMENT TO SELL ALL OF ITS ASSETS AND RELATED LIABILITIES. THE sale is expected to close in May 1997 and is subject to normal closing conditions and approval by Chrysler Corporation.

                         INDEPENDENT AUDITORS' REPORT

Board of Directors                           Board of Directors
Cook-Whitehead Ford, Inc.                    First Team Management, Inc.
Panama City, Florida                         Orlando, Florida


     We have audited the accompanying balance sheets of Cook-Whitehead Ford, Inc., an S corporation, as of December 31, 1996 and 1995, and the related statements of operations, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     Except as explained in the following paragraph, we conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     We did not observe the physical inventory (stated at $6,580,901) as of December 31, 1994, since that date was prior to our initial engagement as auditors for the Company. Accordingly, the scope of our work was not sufficient to enable us to express, and we do not express, an opinion on the statements of operations, stockholder's equity and cash flows for the year ended December 31, 1995.

     In our opinion, the balance sheet as of December 31, 1995 and the 1996 financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Cook-
Whitehead Ford, Inc. as of December 31, 1996 and 1995 and the results of its operations and its cash flows for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

George B. Jones & Co., P.C.

Tampa, Florida
February 28, 1997 (Except for Note 12,
as to which the date is May 9, 1997)

                           COOK-WHITEHEAD FORD, INC.
                                BALANCE SHEETS
                 DECEMBER 31, 1996 AND 1995 AND MARCH 31, 1997

                                                      DECEMBER 31,
                                              -----------------------------    MARCH 31,
                                                 1995            1996            1997
                                              -------------   -------------   -------------
                                                                              (UNAUDITED)
ASSETS

CURRENT ASSETS

 Cash and cash equivalents  ...............   $ 1,028,680     $ 1,576,884        $1,728,946

 Receivables, net  ........................     2,022,682         538,995           315,371

 Inventories    ...........................     6,628,703       6,381,811         4,226,468

 Prepaid expenses and other assets   ......       206,441         184,188           179,423
                                              -----------     -----------       -----------

   Total current assets  ..................     9,886,506       8,681,878         6,450,208

FIXED ASSETS, net  ........................     1,467,581       1,479,475         1,510,167

OTHER ASSETS    ...........................        65,004          35,122            55,850
                                              -----------     -----------       -----------

   TOTAL ASSETS    ........................   $11,419,091     $10,196,475        $8,016,225
                                              ===========     ===========       ===========

                       See notes to financial statements.

                           COOK-WHITEHEAD FORD, INC.

                                BALANCE SHEETS

          DECEMBER 31, 1996 AND 1995 AND MARCH 31, 1997--(CONTINUED)

                                                                    DECEMBER 31,
                                                            -----------------------------
                                                                                            MARCH 31,
                                                               1995            1996            1997
                                                            -------------   -------------   -------------
                                                                                            (UNAUDITED)
LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES
 Notes payable--floorplan  ..............................   $ 8,288,279     $ 7,090,527        $4,066,375
 Current maturities of long-term debt  ..................       183,823          68,198            69,198
 Current maturities of capital lease obligations   ......            --          37,240            37,240
 Accounts payable    ....................................       408,038         222,714           308,265
 Accrued liabilities    .................................       874,539         492,995           642,055
                                                            -----------     -----------       -----------
   Total current liabilities  ...........................     9,754,679       7,911,674         5,123,133
LONG-TERM DEBT    .......................................       573,129         384,079           373,088
CAPITAL LEASE OBLIGATIONS  ..............................            --         114,302           105,206
COMMITMENTS AND CONTINGENCIES    ........................            --              --                --
                                                            -----------     -----------       -----------
   Total liabilities    .................................    10,327,808       8,410,055         5,601,427
                                                            -----------     -----------       -----------
STOCKHOLDER'S EQUITY
CAPITAL STOCK--Common stock, $10 par value,
 30,000 shares authorized, 10,000 shares issued
 and outstanding  .......................................       100,000         100,000           100,000
RETAINED EARNINGS    ....................................       991,283       1,686,420         2,314,798
                                                            -----------     -----------       -----------
   Total stockholder's equity    ........................     1,091,283       1,786,420         2,414,798
                                                            -----------     -----------       -----------
   TOTAL LIABILITIES AND
 STOCKHOLDER'S EQUITY   .................................   $11,419,091     $10,196,475        $8,016,225
                                                            ===========     ===========       ===========

                       See notes to financial statements.

                           COOK-WHITEHEAD FORD, INC.

                           STATEMENTS OF OPERATIONS

              FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995 AND
             THE THREE-MONTH PERIODS ENDED MARCH 31, 1997 AND 1996

                                                          DECEMBER 31,                       MARCH 31,
                                                 -------------------------------   ------------------------------
                                                    1995             1996             1996             1997
                                                 --------------   --------------   --------------   -------------
                                                                                            (UNAUDITED)
REVENUE:

 Vehicle sales  ..............................     $47,668,903      $48,875,791      $10,867,048      $10,645,781

 Parts, service and collision repair    ......       5,321,976        6,016,185        1,324,798        1,483,186

 Other    ....................................       1,595,159        1,821,740          359,875          380,503
                                                  ------------     ------------     ------------     ------------

   Total  ....................................      54,586,038       56,713,716       12,551,721       12,509,470
                                                  ------------     ------------     ------------     ------------
COSTS AND EXPENSES:

 Cost of sales  ..............................      46,496,410       47,172,023       10,194,409       10,285,868

 Selling, general, and administrative   ......       5,747,826        5,916,915        1,498,065        1,377,726

 Depreciation and amortization    ............         215,008          251,434           63,351           74,637
                                                  ------------     ------------     ------------     ------------

   Total  ....................................      52,459,244       53,340,372       11,755,825       11,738,231
                                                  ------------     ------------     ------------     ------------

OPERATING INCOME   ...........................       2,126,794        3,373,344          795,896          771,239

INTEREST EXPENSE, net    .....................         574,407          702,898          205,417          142,861
                                                  ------------     ------------     ------------     ------------

   NET INCOME   ..............................     $ 1,552,387      $ 2,670,446      $   590,479      $   628,378
                                                  ============     ============     ============     ============

                       See notes to financial statements.

                            COOK-WHITEHEAD FORD, INC.

                       STATEMENTS OF STOCKHOLDER'S EQUITY

                  DECEMBER 31, 1996 AND 1995 AND MARCH 31, 1997

                                                    COMMON         RETAINED
                                                    STOCK          EARNINGS           TOTAL
                                                   ---------     ---------------   --------------
Balance, December 31, 1994    ..................    $100,000       $  1,902,447      $  2,002,447
 Prior period adjustments  .....................          --           (434,600)         (434,600)
                                                    --------        -----------       -----------
Balance, December 31, 1994, as restated   ......     100,000          1,467,847         1,567,847
 Distributions    ..............................          --         (2,028,951)       (2,028,951)
 Net income    .................................          --          1,552,387         1,552,387
                                                    --------        -----------       -----------
Balance, December 31, 1995    ..................     100,000            991,283         1,091,283
 Distributions    ..............................          --         (1,975,309)       (1,975,309)
 Net income    .................................          --          2,670,446         2,670,446
                                                    --------        -----------       -----------
Balance, December 31, 1996    ..................     100,000          1,686,420         1,786,420
Unaudited:
 Net income    .................................          --            628,378           628,378
                                                    --------        -----------       -----------
Balance, March 31, 1997    .....................    $100,000       $  2,314,798      $  2,414,798
                                                    ========        ===========       ===========

                                    See notes to financial statements.

                            COOK-WHITEHEAD FORD, INC.

                            STATEMENTS OF CASH FLOWS

               FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995 AND
              THE THREE-MONTH PERIODS ENDED MARCH 31, 1997 AND 1996

                                                                  DECEMBER 31,                        MARCH 31,
                                                        ---------------------------------   -----------------------------
                                                            1995              1996             1996            1997
                                                        ---------------   ---------------   -------------   -------------
                                                                                                     (UNAUDITED)
CASH FLOWS FROM OPERATING
 ACTIVITIES:
 Net Income   .......................................     $  2,670,446      $  1,552,387     $    590,479   $    628,378
 Adjustments to reconcile net income to net
 cash provided by operating activities:
  Depreciation and amortization    ..................          251,434           215,008           63,351         74,637
  Change in LIFO reserve  ...........................          124,310           338,048           31,000        (55,485)
  Loss on disposal of fixed assets    ...............          152,666           242,705           38,200             --
  (Increase) decrease in operating assets:
   Receivables   ....................................        1,483,688        (1,456,194)         763,536        223,624
   Inventories   ....................................          112,673          (538,057)         (10,793)     2,210,828
   Prepaid expenses and other assets  ...............           62,045          (164,242)         118,332        (15,963)
  Increase (decrease) in operating liabilities:
   Accounts payable    ..............................         (183,326)          360,814          (29,338)        85,551
   Accrued liabilities    ...........................         (383,546)          154,394          122,237        149,060
                                                           -----------       -----------      -----------    -----------
    Net cash provided by operating
 activities   .......................................        4,290,390           704,863        1,687,004      3,300,630
                                                           -----------       -----------      -----------    -----------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
 Purchases of property and equipment  ...............         (600,914)         (494,851)        (164,265)      (105,329)
 Proceeds from sale of property and
 equipment    .......................................          366,441                --           92,000             --
                                                           -----------       -----------      -----------    -----------
    Net cash used in investing activities   .........         (234,473)         (494,851)         (72,265)      (105,329)
                                                           -----------       -----------      -----------    -----------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
 S corporation distributions    .....................       (1,975,309)       (2,028,951)        (719,268)            --
 Net borrowings on notes payable-floorplan  .........       (1,197,752)        2,191,063         (312,253)    (3,024,152)
 Principal payments on long-term debt    ............         (334,652)         (183,636)         (15,275)       (19,087)
                                                           -----------       -----------      -----------    -----------
    Net cash used in financing activities   .........       (3,507,713)          (21,524)      (1,046,796)    (3,043,239)
                                                           -----------       -----------      -----------    -----------
Increase in cash and cash equivalents    ............          548,204           188,488          567,943        152,062
Cash and cash equivalents, beginning of year   ......        1,028,680           840,192        1,028,680      1,576,884
                                                           -----------       -----------      -----------    -----------
Cash and cash equivalents, end of year   ............     $  1,576,884      $  1,028,680     $  1,596,623   $  1,728,946
                                                           ===========       ===========      ===========    ===========
Supplemental disclosure of cash
 flow information:
 Cash paid for interest   ...........................     $    630,340      $    566,103     $    176,998   $    158,811
                                                           ============      ============     ============   ============
 Property acquired under capital leases:
  Assets   ..........................................     $    184,682      $         --     $    166,437   $         --
                                                           ============      ============     ============   ============
  Liabilities    ....................................     $    181,519      $         --     $    163,274   $         --
                                                           ============      ============     ============   ============


                       See notes to financial statements.

                           COOK-WHITEHEAD FORD, INC.

                       NOTES TO THE FINANCIAL STATEMENTS

                        DECEMBER 31, 1996 AND 1995 AND
                            MARCH 31, 1997 AND 1996

1. DESCRIPTION OF BUSINESS

     COOK-WHITEHEAD FORD, INC. (THE COMPANY), AN S CORPORATION ORGANIZED ON JUNE 7, 1966, IS A franchised dealer for Ford Motor Company and Kia Motors America, Inc. The Company's principal place of business is 730 W. 15th Street, Panama City, Florida.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     CASH EQUIVALENTS--The Company considers contracts in transit to be cash equivalents as the contracts are normally purchased by a financial institution for face value within several business days.

     CONCENTRATIONS OF CREDIT RISK ARISING FROM CASH DEPOSITS IN EXCESS OF INSURED LIMITS--The Company maintains its cash balances in one financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

     ACCOUNT RECEIVABLE--The Company grants credit to the franchisors and to customers, substantially all of whom are local businesses. The Company believes it maintains an adequate allowance for any uncollectible accounts.

     INVENTORIES--New vehicles are stated at cost (determined on the Last-In, First-Out method) while all other inventories are valued at the lower of cost or market.

     PROPERTY AND EQUIPMENT--Property and equipment are carried at cost. Expenditures which materially increase the values or extend the useful lives are capitalized, while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged against income as incurred.

     The cost of property and equipment is depreciated over the estimated useful lives of the assets. Depreciation is computed using the straight-line method and accelerated methods.

     FINANCE FEES AND INSURANCE COMMISSIONS--Finance fees represent revenue earned by the Company for notes placed with financial institutions in connection with customer vehicle financing. Finance fees are recognized as income upon acceptance of the credit by the financial institution. Insurance income represents commissions earned on credit life, accident, and disability insurance sold in connection with the vehicle on behalf of third-party insurance companies. Insurance commissions are recognized as income upon customer acceptance of the insurance terms as evidenced by contract execution.

     The Company is charged back for a portion of these fees and commissions should the customer terminate the finance contract prior to its scheduled maturity. The estimated allowance for these chargebacks ("chargeback allowance") is based upon the Company's historical experience for prepayments or defaults on the finance contracts and is included in accrued liabilities.

     INCOME TAXES--The Company has elected by consent of its stockholder to be treated as an S Corporation under Internal Revenue Code and Florida provisions. Under those provisions, the Company does not pay Federal or State corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his respective shares of the Company's taxable income.

                           COOK-WHITEHEAD FORD, INC.

                        DECEMBER 31, 1996 AND 1995 AND
                            MARCH 31, 1997 AND 1996

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

     INTEREST EXPENSE--Interest expense resulting from the floorplanning of vehicle inventories has been reduced by the floorplan assistance rebates offered by Ford Motor Company.

     ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

     ADVERTISING--Advertising costs are charged to operations when incurred. The amount expensed for advertising totaled $523,858 and $504,594 in 1996 and 1995, respectively.

     INTERIM FINANCIAL INFORMATION--The accompanying unaudited financial information for the three months ended March 31, 1996 and 1997 has been prepared on substantially the same basis as the audited financial statements, and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information set forth therein.

3. RECEIVABLES

     RECEIVABLES CONSIST OF THE FOLLOWING AT DECEMBER 31,

                                        1995          1996
                                      ------------   ---------
 Vehicle service and parts   ......   $   81,281     $ 92,089
 Factory receivables   ............      303,625      213,935
 Warranty claims ..................        6,339       17,937
 Finance companies  ...............       32,791       31,750
 Other receivables  ...............    1,598,646      183,284
                                      ----------     --------
   Totals  ........................   $2,022,682     $538,995
                                      ==========     ========

4. INVENTORIES

     INVENTORIES CONSIST OF THE FOLLOWING AT DECEMBER 31,

                                    1995           1996
                                 -------------   ----------
 New cars   ..................      $2,484,274   $2,539,783
 New trucks ..................       3,673,634    3,665,470
 Used cars and trucks   ......       1,349,671    1,083,420
 Parts and accessories  ......         328,302      424,626
                                   -----------   ----------
   Subtotal ..................       7,835,881    7,713,299
 Less LIFO reserve   .........       1,207,178    1,331,488
                                   -----------   ----------
   Totals   ..................      $6,628,703   $6,381,811
                                   ===========   ==========

                            COOK-WHITEHEAD FORD, INC.

                         DECEMBER 31, 1996 AND 1995 AND
                             MARCH 31, 1997 AND 1996


5. PROPERTY AND EQUIPMENT

     PROPERTY AND EQUIPMENT CONSIST OF THE FOLLOWING AT DECEMBER 31,

                                               1995             1996
                                            -------------   --------------
    Land   ..............................    $   264,110      $    264,110
    Building and improvements   .........        769,131           781,854
    Machinery and shop equipment   ......        471,781           410,562
    Furniture and fixtures   ............        422,064           637,287
    Company vehicles   ..................        528,118           491,255
                                             -----------      ------------
                                               2,455,204         2,585,068
    Less accumulated depreciation  ......       (987,623)       (1,105,593)
                                             -----------      ------------
      Totals  ...........................    $ 1,467,581      $  1,479,475
                                             ===========      ============

6. NOTES PAYABLE-FLOORPLAN

     NOTES PAYABLE-FLOORPLAN CONSIST OF THE FOLLOWING AT DECEMBER 31,

                                                                       1995            1996
                                                                    -------------   ------------
    Vehicles are financed with Ford Motor Credit Company at
      prime rate plus one percent (8% at December 31, 1996 and 8.5%
      at December 31,1995). The underlying notes are due when the related vehicles are sold. The notes are collateralized by the
      inventories, receivables, and equipment    .....................    $8,288,279      $7,090,527
                                                                         ===========     ===========

7. NOTES PAYABLE

     LONG-TERM DEBT CONSIST OF THE FOLLOWING AT DECEMBER 31,

                                                                             1995         1996
                                                                           -----------   ----------
    Promissory note to Cook Family Enterprises, LTD, interest at 8% per annum, due in monthly installments of $8,493 each, including
     interest. The note matures July 1, 2002  ..............................    $515,248     $452,277
     Promissory note to the Estate of W.J. Cook, Jr., interest at 8.06%  ...     241,704           --
     Less current maturities   .............................................     183,823       68,198
                                                                               ---------    ---------
    Long-term debt .........................................................    $573,129     $384,079
                                                                               =========    =========

                            COOK-WHITEHEAD FORD, INC.

                         DECEMBER 31, 1996 AND 1995 AND
                             MARCH 31, 1997 AND 1996

7. NOTES PAYABLE--(CONTINUED)

     Future principal payments of long-term debt at December 31,

                                      ANNUAL
                                    MATURITIES
                              -----------------------
 YEAR ENDING DECEMBER 31,       1995         1996
---------------------------   -----------   ---------
   1996  ..................    $183,823     $     --
   1997  ..................     189,050       68,198
   1998  ..................      73,858       73,858
   1999  ..................      79,988       79,988
   2000  ..................      86,627       86,627
   2001  ..................      93,817       93,817
   Thereafter  ............      49,789       49,789
                               --------     --------
   Total ..................    $756,952     $452,277
                               ========     ========

8. CAPITAL LEASE OBLIGATIONS

     LONG-TERM DEBT RELATED TO CAPITAL LEASES CONSISTS OF THE FOLLOWING AT DECEMBER 31,

                                                                        1995        1996
                                                                        --------   --------
 Capital lease obligation payable to Reyna Financial Corporation, due in 48 remaining monthly installments of $3,163 each, including
 interest at 5.5%, collateralized by equipment  .....................     $  --    $136,061
 Capital lease obligation payable to Copy Products Company, due in 29 remaining monthly installments of $603 each, including
 interest at 10%, collateralized by equipment   .....................        --      15,481
                                                                          ------   --------
   Total ............................................................     $  --    $151,542

 Less current portion   .............................................        --      37,240
                                                                          ------   --------
   Total long-term portion ..........................................     $  --    $114,302
                                                                          ======   ========

     Minimum future lease payments under capital leases of December 31 are:

 YEAR ENDING DECEMBER 31,                                 AMOUNT
------------------------------------------------------   ------------
   1997  .............................................     $  45,188
   1998  .............................................        45,188
   1999  .............................................        40,966
   2000  .............................................        37,951
                                                            --------
   Total minimum lease payments  .....................       169,293
 Less interest portion  ..............................       (17,751)
                                                            --------
   Present value of net minimum lease payments  ......     $ 151,542
                                                            ========

                            COOK-WHITEHEAD FORD, INC.

                         DECEMBER 31, 1996 AND 1995 AND
                             MARCH 31, 1997 AND 1996

9. ACCRUED LIABILITIES

     ACCRUED LIABILITIES CONSIST OF THE FOLLOWING AT DECEMBER 31,

                                         1995         1996
                                       ---------     --------
 Taxes payable    ..................    $541,543     $187,792
 Other expenses payable ............     198,846      199,828
 Estimated contingent losses  ......     134,150      105,375
                                        --------     --------
   Total ...........................    $874,539     $492,995
                                        ========     ========


10. LEASE COMMITMENTS

     THE FOLLOWING IS A LIST OF OPERATING LEASES IN EFFECT:

                                      DESCRIPTION                            ANNUAL
             LESSOR                    OF ASSETS          LEASE TERMS        RENTAL
----------------------------------   ---------------   -------------------   ---------
 Cook Family Enterprises, LTD.,
   a related party   .............    Bldgs. & Lot      Expires 12/1/99      $ 36,000
 Cook Family Enterprises, LTD.,
   a related party, C.A. Whitehead,
   a shareholder  ................        Lot           Expires 1/31/02        84,000
 Scotty's, Inc.    ...............        Lot           Expires 12/31/01        9,000
 Dees Estate    ..................        Lot           Expires 12/31/01       31,000
                                                                             --------
   Total  ........................
                                                                             $160,000
                                                                             ========

     Future minimum lease commitments are summarized as follows:

 YEAR ENDING DECEMBER 31,     AMOUNT
---------------------------   --------
   1997  ..................   $166,000
   1998  ..................    160,000
   1999  ..................    162,500
   2000  ..................    124,000
   2001  ..................    124,000
                              --------
   Total    ...............   $736,500
                              ========

   Rent expense relating to leases totaled $182,201 and $163,800 for 1996 and 1995, respectively.

                            COOK-WHITEHEAD FORD, INC.

                         DECEMBER 31, 1996 AND 1995 AND
                             MARCH 31, 1997 AND 1996


11. CORRECTION OF ERROR

     RETAINED EARNINGS AT THE BEGINNING OF 1995 HAS BEEN ADJUSTED TO CORRECT ERRORS IN THE REPORTING OF LIFO deductions, interest expense, and other expenses. These errors had no effect on net income for 1995. Had the errors not been made, net income for prior years would have been affected as follows:

 YEAR     LIFO DEDUCTIONS      INTEREST EXPENSE      OTHER EXPENSES      TOTAL
-------   ------------------   -------------------   -----------------   --------
 1992          $  28,528              $  8,569             $     --      $ 37,097
 1993            125,711                12,348                   --       138,059
 1994            (18,996)              129,132              149,308       259,444
               ---------            ---------             ---------       -------
               $ 135,243              $150,049             $149,308      $434,600
               =========            =========             =========       =======

12. SUBSEQUENT EVENTS

     THE COMPANY TERMINATED ITS KIA DEALER SALES AND SERVICE AGREEMENT WITH KIA MOTORS AMERICA, Inc. effective March 8, 1997. Any costs associated with this termination have yet to be determined but are estimated to be insignificant based on materiality.

     In May 1997, the Company reached an agreement to sell substantially all of its operating assets to First Team Automotive Corp. The sale is expected to close in June 1997 and is subject to normal closing conditions and approval by Ford Motor Company.

===============================================================================


  NO DEALER, SALESPERSON OR ANY OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.
                                 ------------

                               TABLE OF CONTENTS

                                           PAGE
                                           ------
Summary  .................................    3
Risk Factors   ...........................    9
Recent Acquisitions  .....................   17
Use of Proceeds   ........................   19
Dividend Policy   ........................   19
Capitalization ...........................   20
Dilution .................................   21
Selected Combined Financial Data .........   22
Pro Forma Combined Financial Data   ......   24
Management's Discussion and
 Analysis of Financial Condition and
 Results of Operations  ..................   30
Business .................................   38
Management  ..............................   59
Principal Stockholders  ..................   67
Certain Transactions .....................   68
Description of Capital Stock  ............   70
Shares Eligible for Future Sale  .........   72
Underwriting   ...........................   74
Legal Matters  ...........................   75
Experts  .................................   76
Additional Information  ..................   76
Index to Combined Financial Statements .    F-1

                                 ------------

  UNTIL        , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                     SHARES

                                   FIRST TEAM
                                AUTOMOTIVE CORP.


                                  COMMON STOCK

                                 --------------
                                   PROSPECTUS
                                 --------------

                               MERRILL LYNCH & CO.

                           WHEAT FIRST BUTCHER SINGER




                                     , 1997

===============================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of the Common Stock being registered. All the amounts shown are estimates, except for the registration fee with the Securities and Exchange Commission, the NASD filing fee and the New York Stock Exchange fees.

SEC registration fee   ..................    $15,152.52
NASD filing fee  ........................         5,500
New York Stock Exchange fees ............             *
Blue Sky fees and expenses   ............        15,000
Printing and engraving expenses .........             *
Legal fees and expenses   ...............             *
Accounting fees and expenses ............             *
Transfer agent and registrar fees  ......             *
Miscellaneous ...........................             *
                                            ------------
  TOTAL .................................       $     *


----------------
*To be completed by amendment.

ITEM 14.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     The Company's Certificate of Incorporation and Bylaws set forth the extent to which officers or directors of the Company may be indemnified against any liabilities which they may incur. The general effect of such provisions is that any person made a party to an action, suit or proceeding by reason of the fact that he is or was a director or officer of the Company, or of another corporation or other enterprise for which he served as such at the request of the Company, shall be indemnified by the Company against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, to the full extent permitted under the laws of the State of Delaware. The Company's Certificate of Incorporation and Bylaws extend such indemnification to any employee who serves as an officer or director of any corporation at the request of the Company. These provisions of the Company's Certificate of Incorporation and Bylaws are not exclusive of any other indemnification rights to which an officer or director may be entitled, whether by contract or otherwise.

     The general effect of the indemnification provisions contained in Section 145 of the Delaware General Corporation Law is as follows: A director or officer who, by reason of such directorship or officership, is involved in any action, suit or proceeding (other than an action by or in the right of the corporation) may be indemnified by the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, has no reasonable cause to believe that his conduct was unlawful. A director or officer who, by reason of such directorship or officership, is involved in any action or suit by or in the right of the corporation may be indemnified by the corporation against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which he shall have been adjudged to be liable to the corporation unless and only to the extent that a court of appropriate jurisdiction shall approve such indemnification.

     The Company's Certificate of Incorporation provides that a director shall not be personally liable to the Company or to any of its stockholders for monetary damages for breach of fiduciary duty as a director of the Company provided, however, that such provision shall not eliminate or limit the liability of a director: (i) for breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

     The Company intends to purchase directors' and officers' liability insurance for its executive officers and directors, assuming that such insurance is available on commercially reasonable terms.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     Pursuant to a Reorganization Agreement dated June 5, 1997, filed as Exhibit
2.1 to this Registration Statement, the Company will acquire (the "Reorganization") all of the operating assets of the Company's dealerships. Immediately prior to the closing of the Offering, the Company will consummate the transactions contemplated by the Reorganization agreement, and issue shares of the Company's Common Stock to the former owners of the First Team dealerships.

     Pursuant to an agreement dated June 6, 1997 between the Company and Charles Whitehead, filed as Exhibit 2.2 to this Registration Statement, the Company has agreed to purchase all the issued and outstanding shares of common stock of Cook-Whitehead Ford, Inc. The Company will pay a portion of the purchase price pursuant to a $5,900,000 promissory note which is due and payable on the earlier of: (i) one year after consummation of the purchase, or (ii) the closing of the Offering. Immediately prior to the closing of the Offering, the Company will
issue       shares of Common Stock to Mr. Whitehead in part payment of the promissory note.

     Pursuant to an agreement dated June 9, 1997 between the Company and the three stockholders of Bill Graham Ford Co., filed as Exhibit 2.3.3 to this Registration Statement, the Company has agreed to purchase all the issued and outstanding shares of common stock of Bill Graham Ford Co. The Company will pay
a portion of the purchase price by issuing       shares of Common Stock to the
three shareholders of Bill Graham Ford Co.

     The Common Stock to be issued by the Company in connection with the foregoing transactions will be acquired by the respective stockholders for investment purposes only, and not with a view toward their resale or distribution. Such shares may not be resold unless they are registered under the Securities Act of 1933 (the "Act") or unless such resale qualifies for an exemption from registration. Accordingly, all of the issuances of Common Stock described above will be exempt from registration under the Act pursuant to
Section 4(2) thereof.

ITEM 16. EXHIBITS

EXHIBIT
 NO.                               DESCRIPTION
---------   -------------------------------------------------------------------
    1.1        Form of Underwriting Agreement(1)
    2.1        Reorganization Agreement dated June 5, 1997 among First Team
               Automotive Corp., its shareholders, and others
    2.2        Acquisition Agreement dated June 6, 1997 between the Company and
               Charles Whitehead providing for the purchase of Whitehead Ford
    2.3        Acquisition Agreements providing for the purchase of Bill Graham
               Ford
    2.3.1      Contract for Sale dated April 10, 1997
    2.3.2      Agreement for Purchase and Sale of Class A Partnership Interest
    2.3.3      Contract for Sale dated June 9, 1997

EXHIBIT
 NO.                              DESCRIPTION
---------   -------------------------------------------------------------------
    2.4        Acquisition Agreement between the Company and Ray Tatum providing for the purchase of Royal Jeep-Eagle Chrysler-Plymouth
    2.5        Contract for Sale of Stock in Seminole Ford, Inc. dated June 9,
               1997
    3.1        Amended and Restated Certificate of Incorporation of First Team
               Automotive Corp. (formerly First Team Management, Inc.)
    3.2        Bylaws of First Team Automotive Corp.
    4.1        Specimen Stock Certificate(1)
    4.2        Form of 1997 First Team Automotive Corp. Stock Option Plan
    4.3        Form of First Team Automotive Corp. Incentive Compensation Plan
    5.1        Opinion of Shutts & Bowen LLP
    10.1       Form of Lease Agreement between First Team Automotive Corp.
               and/or its subsidiaries and the Lessor/Affiliates(2)
    10.2       Lease Agreement dated April 1, 1996 between Plant Fruit Company and First Team Ford, Inc.
    10.3       Lease Agreement dated July 1, 1988 between E. W. Richardson, Jr.,
               Frank Shaw, Jr. and Sarah C. Shaw and Tallahassee Motors, Inc.
    10.4       Lease Agreement dated January 3, 1991 between Argonaut Holdings,
               Inc. (formerly Auto Air, Inc.) and World Chevrolet, Inc.
    10.5       Lease Agreement between the Company and Ray Tatum
    10.6       Lease Agreement dated June 14, 1991 between XWAY, Inc. and the
               Company
    10.7       Lease Agreements between Cook-Whitehead Ford, Inc. and various lessors
    10.7.1     Lease Agreement between Cook-Whitehead Ford, Inc. and Cook Family
               Enterprises, Ltd. expiring 1999(1)
    10.7.2     Lease Agreement between Cook-Whitehead Ford, Inc. and Cook Family
               Enterprises, Ltd. expiring 2002(1)
    10.7.3     Lease Agreement between Cook-Whitehead Ford, Inc. and Scotty's
               Inc.(1)
    10.7.4     Lease Agreement between Cook-Whitehead Ford, Inc. and Dees
               Estate(1)
    10.8       Inventory Financing Agreements between Comerica Bank ("Comerica")
               and certain subsidiaries of the Company(3)
    10.8.1     Motor Vehicle Floor Planning Agreement & Security Agreement
    10.8.2     Master Revolving Note
    10.8.3     Security Agreement (Equipment)
    10.8.4     Security Agreement (Accounts, Chattel Paper, and Inventory)
    10.9       Inventory Financing Agreements between General Motors Acceptance
               Corporation ("GMAC") and certain subsidiaries of the Company(4)
    10.9.1     Used Vehicle Wholesale Borrowing Base Credit Line Loan Agreement
    10.9.2     First Amendment to Used Vehicle Wholesale Borrowing Base Credit
               Line Loan Agreement
    10.10      Inventory Financing Agreements between SunTrust Bank of Florida,
               N.A. ("SunTrust") and certain subsidiaries of the Company(5)
    10.10.1    Renewal Floor Plan Line-of-Credit Note
    10.10.2    Loan and Security Agreement
    10.11      Retailer Agreement between Drivers Mart/trademark/ Worldwide,
               Inc. and First Team Automotive Corp. and Market Area Plan
    10.12      Employment Agreement between First Team Automotive Corp. and
               Donald C. Mealey
    10.13      Employment Agreement between First Team Automotive Corp. and W.
               Warner Peacock
    10.14      Agreement between First Team Automotive Corp. and Ezra P. Mager
    21.1       Subsidiaries
    23.1       Consent of Deloitte & Touche LLP, independent accountants, relating to the financial statements of First Team Automotive
               Corp. and subsidiaries
    23.2       Consent of Shutts & Bowen LLP (included in Exhibit 5.1)
    23.3       Consent of George B. Jones & Co., P.C.
    24.1       Power of Attorney of Donald C. Mealey
    24.2       Power of Attorney of W. Warner Peacock
    24.3       Power of Attorney of Richard L. Higginbotham

EXHIBIT
 NO.                    DESCRIPTION
---------   --------------------------------------
    24.4       Power of Attorney of Ezra P. Mager


----------------

(1)  To be filed by amendment.
(2) This form of lease agreement will be used for each lease between First Team Automotive Corp. and/or its subsidiaries, as lessee, and the following persons and entities as lessor: Donald C. Mealey, World Chevrolet, Ltd., Colonial Imports, Ltd., First Team Imports, Ltd., First Team Cadillac-Olds, Ltd., Capital Circle Team Partners and First Team Infiniti, Ltd.
(3) Substantially identical agreements exist between Comerica and each of the following subsidiaries of the Company: First Team Jeep-Eagle Chrysler-Plymouth, Inc. (to be executed), Graham Ford, Ltd. (to be executed), First Team Ford, Ltd. and Cook- Whitehead Ford, Inc. (to be executed).
(4) Substantially identical agreements exist between GMAC and each of the following subsidiaries of the Company: First Team Imports, Ltd., Colonial Imports, Ltd., First Team Cadillac-Olds, Ltd., Don Mealey Oldsmobile, Inc., Don Mealey Chevrolet, Inc., World Chevrolet, Inc. and First Team Infiniti, Ltd.
(5) Substantially identical agreements exist between SunTrust and each of the following subsidiaries of the Company: Tallahassee Motors, Inc., Tallahassee Chrysler-Plymouth, Inc. and Tallahassee Imports, Inc.

ITEM 17. UNDERTAKINGS

   The undersigned registrant hereby undertakes:

     (1) To provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     (2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orlando, State of Florida, on June 9, 1997.

                                 FIRST TEAM AUTOMOTIVE CORP.


                                 By: /s/ DONALD C. MEALEY
                                     -----------------------------------------
                                       Donald C. Mealey
                                       Chairman, President and Chief Executive
                                       Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

          SIGNATURE                              TITLE                         DATE
-------------------------------   --------------------------------------   ---------------
/s/ DONALD C. MEALEY               Chairman, President and                  June 9, 1997
------------------------------     Chief Executive Officer
Donald C. Mealey

/s/ W. WARNER PEACOCK              Executive Vice President,                June 9, 1997
------------------------------     Chief Financial Officer
    W. Warner Peacock              and Director

          *                        Director                                 June 9, 1997
------------------------------
Richard L. Higginbotham

/s/ EZRA P. MAGER                  Vice Chairman                            June 9, 1997
------------------------------
Ezra P. Mager



*By Donald C. Mealey,
    attorney-in-fact

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                          DESCRIPTION
---------   -------------------------------------------------------------------


    2.1 Reorganization Agreement dated June 5, 1997 among First Team Automotive Corp., its shareholders, and others
    2.2 Acquisition Agreement dated June 6, 1997 between the Company and Charles Whitehead providing for the purchase of Whitehead Ford
    2.3 Acquisition Agreements between the Company and Bill Graham Ford, Co. providing for the purchase of Bill Graham Ford
    2.3.1      Contract for Sale dated April 10, 1997
    2.3.2      Agreement for Purchase and Sale of Class A Partnership Interest
    2.3.1      Contract for Sale dated June 9, 1997
    2.4 Acquisition Agreement between the Company and Ray Tatum providing for the purchase of Royal Jeep-Eagle Chrysler-Plymouth
    2.5        Contract for Sale of Stock in Seminole Ford, Inc. dated June 9,
               1997
    3.1 Amended and Restated Certificate of Incorporation of First Team Automotive Corp. (formerly First Team Management, Inc.)
    3.2        Bylaws of First Team Automotive Corp.
    4.2        Form of 1997 First Team Automotive Corp. Stock Option Plan
    4.3        Form of First Team Automotive Corp. Incentive Compensation Plan
    5.1        Opinion of Shutts & Bowen LLP
    10.1 Form of Lease Agreement between First Team Automotive Corp. and/or its subsidiaries and the Lessor/Affiliates(2)
    10.2 Lease Agreement dated April 1, 1996 between Plant Fruit Company and First Team Ford, Inc.
    10.3 Lease Agreement dated July 1, 1988 between E. W. Richardson, Jr., Frank Shaw, Jr. and Sarah C. Shaw and Tallahassee Motors, Inc.
    10.4 Lease Agreement dated January 3, 1991 between Argonaut Holdings, Inc. (formerly Auto Air, Inc.) and World Chevrolet, Inc.
    10.5       Lease Agreement between the Company and Ray Tatum(1)
    10.6       Lease Agreement dated June 14, 1991 between XWAY, Inc. and the
               Company
    10.7 Lease Agreements between Cook-Whitehead Ford, Inc. and various lessors
    10.7.1 Lease Agreement between Cook-Whitehead Ford, Inc. and Cook Family Enterprises, Ltd. expiring 1999(1)
    10.7.2 Lease Agreement between Cook-Whitehead Ford, Inc. and Cook Family Enterprises, Ltd. expiring 2002(2)
    10.7.3     Lease Agreement between Cook-Whitehead Ford, Inc. and Scotty's
               Inc.(1)
    10.7.4     Lease Agreement between Cook-Whitehead Ford, Inc. and Dees
               Estate(1)
    10.8 Inventory Financing Agreements between Comerica Bank ("Comerica") and certain subsidiaries of the Company(3)
    10.8.1     Motor Vehicle Floor Planning Agreement & Security Agreement
    10.8.2     Master Revolving Note
    10.8.3     Security Agreement (Equipment)
    10.8.4     Security Agreement (Accounts, Chattel Paper, and Inventory)
    10.9 Inventory Financing Agreements between General Motors Acceptance Corporation ("GMAC") and certain subsidiaries of the Company(4)
    10.9.1     Used Vehicle Wholesale Borrowing Base Credit Line Loan Agreement
    10.9.2 First Amendment to Used Vehicle Wholesale Borrowing Base Credit Line Loan Agreement
    10.10 Inventory Financing Agreements between SunTrust Bank of Florida, N.A. ("SunTrust") and certain subsidiaries of the Company(5)
    10.10.1    Renewal Floor Plan Line-of-Credit Note
    10.10.2    Loan and Security Agreement
    10.11 Retailer Agreement between Drivers Mart/trademark/ Worldwide, Inc. and First Team Automotive Corp. and Market Area Plan
    10.12 Employment Agreement between First Team Automotive Corp. and Donald C. Mealey
    10.13 Employment Agreement between First Team Automotive Corp. and W. Warner Peacock
    10.14      Agreement between First Team Automotive Corp. and Ezra P. Mager
    21.1       Subsidiaries
    23.1 Consent of Deloitte & Touche LLP, independent accountants, relating to the financial statements of First Team Automotive Corp. and subsidiaries
    23.2       Consent of Shutts & Bowen LLP (included in Exhibit 5.1)
    23.3       Consent of George B. Jones & Co., P.C.
    24.1       Power of Attorney of Donald C. Mealey
    24.2       Power of Attorney of W. Warner Peacock
    24.3       Power of Attorney of Richard L. Higginbotham
    24.4       Power of Attorney of Ezra P. Mager